PROSPECTUS SUPPLEMENT NO. 1	Filed pursuant to Rule 424(b)(3)
(TO PROSPECTUS DATED May 15, 2008)	under the Securities Act of 1933
in connection with Registration
Statement No. 333-150595
OXiGENE, INC.
Common Stock
          This Prospectus Supplement No. 1 supplements and amends the prospectus dated May 15, 2008 relating to the resale of up to 5,958,035 shares of our common stock by Kingsbridge Capital Limited, or Kingsbridge.
          This prospectus supplement should be read in conjunction with the prospectus dated May 15, 2008 which is to be delivered with this prospectus supplement. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to it. All references in the prospectus to “this prospectus” are hereby amended to read “this prospectus (as supplemented and amended).”
          We are filing this prospectus to reflect a draw down by us pursuant to the common stock purchase agreement dated as of February 19, 2008, by and between us and Kingsbridge.
          The table appearing under the caption “Selling Stockholder” on page 21 of the prospectus is hereby supplemented by adding the following to the end of footnote 2 to that table:
          “Since May 15, 2008, we have made the following draw downs pursuant to the common stock purchase agreement:
On May 23, 2008, we delivered notice to Kingsbridge to effect a draw down of up to $900,000. The first trading day of the eight-day pricing period for this draw down was May 27, 2008, and, in connection with this draw down, on June 2, 2008 and June 6, 2008, we issued an aggregate of 634,600 shares of our common stock to Kingsbridge at an aggregate purchase price of $900,000.”
          Our common stock is quoted on the NASDAQ Global Market under the symbol “OXGN.” The prices at which Kingsbridge purchased these shares from us were established under the common stock purchase agreement by reference to prices of our common stock on the NASDAQ Global Market for the period beginning May 27, 2008 and ending June 5, 2008, net of a discount of 12% per share. On June 6, 2008, the last reported sale price of our common stock on the NASDAQ Global Market was $1.48 per share.
          Investing in our common stock involves risks. See “Risk Factors” beginning on page 12 of the prospectus, as well as the section entitled “Risk Factors” included in our recent quarterly and annual reports filed with the Securities and Exchange Commission.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates are truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is June 9, 2008.

PROSPECTUS

OXiGENE, INC.

5,958,035 Shares

COMMON STOCK

This prospectus relates to the resale of up to 5,958,035 shares of our common stock that we may issue to the selling stockholder listed in the section beginning on page 20 of this prospectus. The shares of common stock offered under this prospectus by the selling stockholder are issuable to Kingsbridge Capital Limited, or Kingsbridge, pursuant to a common stock purchase agreement between Kingsbridge and ourselves dated February 19, 2008 and a warrant to purchase 250,000 shares of our common stock that we issued to Kingsbridge on that date. We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholder.

The selling stockholder may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholder may sell its shares of common stock in the section titled “Plan of Distribution” on page 21. We will not be paying any underwriting discounts or commissions in this offering. We will pay the expenses incurred in registering the shares, including legal and accounting fees.

Our common stock is quoted on The NASDAQ Global Market under the symbol “OXGN.” On May 15, 2008, the last reported sale price of our common stock was $1.76 per share.

Investing in our securities involves risks.  See “Risk Factors” beginning on page 12 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 15, 2008.

You should rely only on the information contained or incorporated by reference into this prospectus. We have not, and the selling stockholder has not, authorized anyone to provide you with additional or different information. These securities are not being offered in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or of any sale of our common stock. Unless the context otherwise requires, references to “we,” “our,” “us,” or the “Company” in this prospectus mean OXiGENE, Inc.

PROSPECTUS SUMMARY

The following is only a summary. We urge you to read the entire prospectus, including the more detailed consolidated financial statements, notes to the consolidated financial statements and other information included herein. Investing in our securities involves risks. Therefore, please carefully consider the information provided under the heading “Risk Factors” starting on page 12.

Our Business

OXiGENE, Inc. (“OXiGENE” or the “Company”) is a clinical-stage, biopharmaceutical company developing novel therapeutics to treat cancer and eye diseases. The Company’s primary focus is the development and commercialization of product candidates referred to as vascular disrupting agents (VDAs) that selectively disrupt abnormal blood vessels associated with solid tumor progression and visual impairment in a number of ocular diseases, which are characterized by abnormal blood vessel growth. Because its VDA product candidates act via a validated therapeutic mechanism, inhibition of blood flow to tumors and neovascular lesions within the eye, the Company believes the risk associated with its drug development programs is lower than that of other agents that act via unvalidated therapeutic mechanisms.

OXiGENE’s most advanced therapeutic product candidate, ZYBRESTATtm (generic name fosbretabulin, previously known as combretastatin A4 phosphate or CA4P), is currently being evaluated in a Phase II/III pivotal registration study as a potential treatment for anaplastic thyroid cancer, a highly aggressive and lethal malignancy for which there are currently no approved therapeutics and extremely limited treatment options. In addition, ZYBRESTAT is being evaluated in Phase Ib and II clinical trials, in combination with established cancer treatment modalities, as a potential treatment for other solid tumors, including non-small cell lung cancer (NSCLC), platinum resistant ovarian cancer, and head-and-neck cancer. Based upon preclinical results first published by its collaborators in the November 2007 online issue of the journal Blood, OXiGENE believes that ZYBRESTAT and its other VDA product candidates may also have utility in the treatment of hematological malignancies or “liquid tumors.”

In addition to developing ZYBRESTAT as an intravenously administered therapy for cancer indications, OXiGENE is developing a topical formulation of ZYBRESTAT for ophthalmological diseases and conditions, such as age-related macular degeneration (AMD) that are characterized by abnormal blood vessel growth within the eye that results in loss of vision. The Company believes that a safe, effective, convenient topically-administered anti-vascular therapeutic would have advantages over currently-approved anti-vascular, ophthalmological therapeutics, which must be injected directly into patients’ eyes on a frequent basis. In addition to having potential utility for treating ocular diseases and conditions such as AMD that affect tissues such as the choroid in the back of the eye, the Company believes that a topical ophthalmological formulation of ZYBRESTAT could also have utility for the treatment of other ocular diseases and conditions that affect tissues in the front of the eye, such as the cornea and iris, and are characterized by abnormal growth of blood vessels, or neovascularization. The Company currently anticipates initiating human clinical studies with a topical formulation of ZYBRESTAT in an ophthalmological indication in 2008.

OXiGENE is currently evaluating a second-generation VDA product candidate, OXi4503, in a Phase I clinical trial in patients with advanced solid tumors. The Company refers to OXi4503 as an ortho-quinone prodrug. In preclinical studies, OXi4503 has shown potent anti-tumor activity, both as a single-agent and in combination with other cancer treatment modalities. The Company believes that OXi4503 is differentiated from other VDAs by its ability to exert (i) potent vascular disrupting effects on tumor vasculature; and (ii) direct cytotoxic effects on tumor cells in a tumor-preferential fashion.

Finally, under a sponsored research agreement with Baylor University, the Company is pursuing discovery and development of novel, small-molecule therapeutics for the treatment of cancer that it believes will be complementary with its later-stage VDA product candidates.

VDA Background

OXiGENE’s VDA drug development programs are based on a series of natural products called Combretastatins, which were originally isolated from the African bush willow tree (Combretum caffrum) by researchers at Arizona State University (ASU). ASU has granted the Company an exclusive, worldwide, royalty-bearing license with respect to the commercial rights to particular Combretastatins. Through in vitro and in vivo testing, it has been established that certain Combretastatins exert anti-tumor effects in both solid and liquid tumors by selectively (i) disabling newly-formed abnormal blood vessels that provide oxygen to and carry metabolic waste away from solid tumors; and (ii) disrupting key cell-to-cell functional and adhesion proteins that tumor blood vessels and leukemia cells utilize for stabilization. Via these mechanisms, OXiGENE’s VDA therapeutic candidates can exert dramatic effects on the shape and structural integrity of newly formed vascular endothelial cells. Vascular endothelial cells are the flat and elongated cells that form the walls of blood vessels; as these endothelial cells grow and divide, new blood vessels are formed.

In vitro studies have demonstrated that ZYBRESTAT (fosbretabulin) acts in a reversible fashion on a protein called tubulin inside the newly-formed and growing endothelial cells. By binding to the tubulin, ZYBRESTAT is able to collapse the structural framework that maintains the cells’ flat shape. When this occurs, the shape of the cells changes from flat to round, initiating a cascade of events resulting in physical blockage of the blood vessels. The resulting shutdown in blood flow then deprives tumor cells of the oxygen and nutrients necessary for maintenance and growth and also prevents tumor cells from being able to excrete toxic metabolic waste products. The consequence of the blockage is extensive tumor cell death, as demonstrated in animal studies.

Normal healthy tissues in the body have few actively growing endothelial cells. These normal, blood vessel endothelial cells have matured, and have much greater supporting structures such as pericytes and smooth muscle cells. They do not depend solely on tubulin for maintenance of their cell shape, and thus are much less susceptible to the effects of ZYBRESTAT. Because of this, ZYBRESTAT appears to have very high selectivity for abnormal blood vessels.

Preclinical research, published in the November 2005 issue of the Journal of Clinical Investigation, showed that ZYBRESTAT also disrupts the molecular engagement of VE-cadherin, a junctional protein important for endothelial cell survival and function. The authors of the research article conclude that this effect only occurs in endothelial cells which lack contact with smooth muscle cells, a known feature of abnormal vasculature associated with tumors and other disease processes. The disengagement of VE-cadherin leads to endothelial cell detachment, which in turn, can cause permanent physical blockage of vessels. These two complementary mechanisms can block the flow of blood to a tumor and deprive it of oxygen and nutrients essential to its survival.

In addition, preclinical research first published in the November 2007 online issue of the journal Blood, indicate that ZYBRESTAT has potent effects against acute leukemia in both in vitro and in vivo models. The Company believes these data suggest that its VDA product candidates may also have clinical utility in the treatment of liquid tumors, and, in collaboration with its advisors, the Company is considering potential avenues for developing its VDA product candidates as treatments for liquid tumors.

VDAs are distinguishable from anti-angiogenesis agents, which attempt to prevent the formation of new tumor blood vessels, in that VDAs directly target the blood vessels that have already formed within tumors. OXiGENE believes that anti-angiogenesic drug products may prevent the continued growth of tumors but may not directly result in the death of existing cancer cells. In contrast, OXiGENE’s preclinical studies have shown that VDAs rapidly reduce blood flow within the tumor, thereby causing rapid and extensive tumor cell death. Moreover, because VDAs affect the central regions of the tumor, they may have the potential to enhance the effectiveness of currently available cancer therapies. In preclinical studies and an ongoing Phase Ib clinical study evaluating ZYBRESTAT in combination with the approved anti-angiogenic drug, bevacizumab, OXiGENE and its collaborators have observed that the combination of a VDA and an anti-angiogenic agent demonstrates enhanced activity against tumors.

OXiGENE has developed two distinct classes of therapeutic candidates that are based on Combretastatins: (i) VDAs, including ZYBRESTAT, which the Company is developing for both oncology and ophthalmology indications; and (ii) a sub-class of VDAs that it refers to as ortho-quinone prodrugs, which includes OXi4503, that the Company is developing for oncology indications.

Our Development Programs and Product Candidates

The following table outlines the ongoing and planned clinical development programs for our current product candidates:

ZYBRESTAT for Oncology — Intravenous

Indication	Combination Therapies	Sponsor	Phase	Status

Anaplastic Thyroid Cancer	Carboplatin / paclitaxel	OXiGENE	Pivotal Registration Phase II/III	Enrolling
Platinum-resistant Ovarian Cancer	Carboplatin / paclitaxel	UK CTC	Phase II	Enrolling
Refractory Tumors	Bevacizumab	OXiGENE	Phase Ib	Enrollment complete
Refractory Tumors (head and neck cancer)	Radiotherapy ± cetuximab	Cancer Research UK	Phase Ib	Enrolling
Non-Small Cell Lung Cancer	Carboplatin / paclitaxel / bevacizumab	OXiGENE	Phase II	Enrolling

ZYBRESTAT for Ophthalmology — Topical

Indication	Regimen	Sponsor	Phase	Status

Ophthalmological disease/condition characterized by abnormal neovascularization leading to vision loss	To be determined	OXiGENE	Phase I/IIa	Planned for Mid 2008

OXi4503 for Oncology — Intravenous

Indication	Regimen	Sponsor	Phase	Status

Refractory Tumors	Monotherapy	Cancer Research UK	Phase I	Enrolling

ZYBRESTAT Oncology

ZYBRESTAT (fosbretabulin) is OXiGENE’s lead VDA product candidate. In the field of oncology, five clinical trials evaluating ZYBRESTAT for the treatment of advanced solid tumor cancers have been completed and more than 300 patients have been dosed with ZYBRESTAT, either as a monotherapy or in combination with other cancer treatment modalities. Based on clinical results to date, OXiGENE believes that the safety profile of ZYBRESTAT in oncology appears favorable and may confer an advantage over currently-marketed anti-angiogenic agents.

ZYBRESTATtm, administered intravenously, is currently being evaluated in a 180-patient, controlled, randomized pivotal registration study, initiated in July 2007, pursuant to a Special Protocol Assessment (SPA) agreement with the U.S. Food and Drug Administration (FDA), as a potential treatment for anaplastic thyroid cancer (ATC). Anaplastic thyroid cancer, which afflicts an estimated 1,000 to 4,000 people per year in the United States and Europe, is a highly aggressive and lethal malignancy for which therapeutic options are limited and there are no approved therapies. The primary endpoint for the pivotal registration study is overall survival, and the study design incorporates a planned interim analysis, which the Company currently anticipates will occur in mid-2009, upon occurrence of approximately half of a pre-specified number of events (deaths). Depending upon the results observed at the planned interim analysis, which will be conducted by an independent Data Safety Monitoring Committee, the study may be (i) continued as planned; (ii) stopped for overwhelming efficacy; or (iii) increased in size, with respect to the number of patients to be enrolled in the study, in order to increase the probability of observing a positive effect on overall survival.

The Company believes that preclinical and clinical trial results to date support development of ZYBRESTAT for ATC. In Phase I and II clinical trials conducted by OXiGENE or its collaborators, three of seven ATC patients responded to or achieved disease stabilization with ZYBRESTAT therapy, with one pathologically-confirmed ATC patient achieving a durable complete response (i.e., cure) after treatment with ZYBRESTAT monotherapy. Individual subjects with metastatic papillary or metastatic medullary thyroid cancer have also responded or achieved disease stabilization when treated with ZYBRESTAT. In a Phase II trial with ZYBRESTAT monotherapy in 26 patients with metastatic ATC, more than 1/3 achieved stable disease, with a median survival which compared favorably with historical median survival data for this disease from the published scientific literature.

In June 2003, FDA granted fast track designation to ZYBRESTAT, for the treatment of regionally advanced and/or metastatic ATC. The FDA’s fast track program is designed to facilitate the development and expedite the review of new drugs intended to treat life-threatening conditions for which there is no approved therapy. The fast track designation applies to the combination of a drug candidate and a specific disease indication.

In July 2003, ZYBRESTAT was awarded orphan drug status by the FDA and the European Commission in European Union for the treatment of advanced ATC and for the treatment of medullary, Stage IV papillary and Stage IV follicular thyroid cancers. Orphan drug designations are granted by the FDA to provide economic incentives to stimulate the research and development of promising product candidates that treat rare diseases. The Orphan Drug Act provides for seven years of market exclusivity from the time of approval to the first sponsor that obtains market approval for an orphan drug-designated product. It also provides tax credits to defray the cost of research conducted to generate the data required for marketing approval, funding to support clinical trials and assistance in designing research studies. In the European Union, Orphan Drug Status confers up to 10 years of market exclusivity from the time of approval and as well allows access to a centralized approval process which may accelerate the approval and commercialization of the orphan-designated drug in all European Union states.

In addition to the ongoing pivotal registration study in anaplastic thyroid cancer, ZYBRESTAT is being evaluated in multiple ongoing oncology clinical trials in combination with other cancer treatment modalities, including chemotherapy, radiation therapy, and targeted therapies (i.e., bevacizumab, an approved anti-angiogenic therapeutic antibody that inhibits VEGF, a key blood-vessel growth factor.) Based on preclinical and clinical trial results to date, the Company believes that combinations of ZYBRESTAT, chemotherapy, radiation therapy, and anti-angiogenic therapeutics such as bevacizumab will have enhanced anti-tumor effects that may result in enhanced clinical benefits for cancer patients. Ongoing and planned clinical trials in which ZYBRESTAT is being evaluated in combination with other cancer treatment modalities are as follows:

•	Phase Ib clinical trial evaluating the combination of ZYBRESTAT and bevacizumab in patients with advanced solid tumors. In October 2007, the Company reported interim results from this trial indicating that the two-drug combination appeared safe and well-tolerated with early signs of clinical benefit and additive effects on tumor blood-flow inhibition. OXiGENE believes that this is the first-

ever clinical trial combining a VDA and an anti-angiogenic agent. The Company anticipates reporting final results from this trial in 2008.

•	NSCLC — Phase II, double-blind, placebo-controlled trial evaluating a regimen of ZYBRESTAT + bevacizumab + standard chemotherapy versus bevacizumab + standard chemotherapy in patients with NSCLC. The Company initiated this trial in March 2008.

•	Platinum-resistant ovarian cancer — Phase II Simon two-stage design evaluating ZYBRESTAT in combination with chemotherapy in patients with platinum-resistant ovarian cancer. In December 2007, the Company reported that the primary endpoint for the first stage of this clinical trial had been achieved, and that the trial would continue to the second stage. In the first stage of the trial 3 of 18 patients treated with the ZYBRESTAT + chemotherapy combination achieved partial response, and 7 of the first 11 evaluable patients achieved stable diseases. The regimen appeared to be safe and well-tolerated, with no evidence of gastrointestinal perforations, as were observed in a similar patient population treated with the approved anti-angiogenic agent, bevacizumab. The Company believes that the results from this clinical study, in combination with results reported in November 2005 from a Phase Ib trial of ZYBRESTAT in combination with chemotherapy in ovarian cancer patients (both platinum-sensitive and platinum-resistant disease) provide evidence of an efficacy signal in ovarian cancer.

•	Phase Ib ZYBRESTAT + radiation therapy + cetuximab (anti-EGFR monoclonal antibody) in patients with head and neck solid tumors. The Company anticipates reporting results from this trial in 2008. In addition to the cohorts receiving cetuximab, this study has also included groups of patients with prostate, NSCLC or head and neck cancer who were treated with radiation therapy alone in combination with ZYBRESTAT.

ZYBRESTAT Oncology Business Strategy

OXiGENE believes that the ATC indication potentially offers a route to ZYBRESTAT (fosbretabulin) approval and commercialization in a targeted therapeutic area that is characterized by (i) a relatively small universe of specialty physicians who treat and manage patients; (ii) high unmet medical need; and (iii) the absence of other promoted therapeutic products. These characteristics suggest that the ATC / refractory thyroid cancer market could be effectively addressed with a small specialty commercial organization. In addition to ATC, OXiGENE believes that patients suffering from other forms of refractory thyroid cancer may benefit from treatment with ZYBRESTAT, and the Company is considering options for undertaking clinical trials to further evaluate the therapeutic utility of ZYBRESTAT in other forms of thyroid cancer.

Beyond the thyroid cancer area, the Company believes that ZYBRESTAT may have therapeutic utility in a variety of solid and liquid tumors, and the Company is actively considering partnership options in order to rapidly pursue development and commercialization of ZYBRESTAT in a breadth of oncology indications.

ZYBRESTAT Topical and Its Application in Ophthalmological Indications

Based on results from preclinical and clinical trials, the Company believes that a topically-applied formulation of ZYBRESTAT (e.g., an eyedrop) is feasible and may have clinical utility in the treatment of patients with a variety of ophthalmological diseases and conditions, such as age-related macular degeneration, diabetic retinopathy and neovascular glaucoma, which are characterized by abnormal blood vessel growth and associated loss of vision. In these diseases, the Company believes that ZYBRESTAT can be utilized as a therapeutic to selectively disable the network of abnormally formed existing and emerging blood vessels which infiltrate the back or other parts of the eye and thereby cause severe visual impairment. In addition to having potential utility for treating ocular diseases and conditions such as AMD that affect tissues in the back of the eye, the Company believes that a topical ophthalmological formulation of ZYBRESTAT could also have utility for the treatment of other ocular diseases and conditions that affect tissues in the front of the eye, such as the cornea and iris, and are characterized by abnormal neovascularization.

Although several anti-angiogenic therapeutics have been approved and are marketed for ophthalmological indications in which patients are experiencing active disease, the requirement that they be injected directly into the eye on a repeated basis is a significant limitation that may result in serious side effects. As a result, therapies injected into the eye are typically used only in the subset of patients with active and severe disease; the much larger proportion of patients with nascent and/or less severe disease have limited therapeutic options. OXiGENE believes that a topical formulation of ZYBRESTAT may (i) decrease the requirement for or possibly even replace the use of medications injected into the eye; and (ii) have utility for treating patients with newly developed and/or less severe forms of neovascular ophthalmological diseases and conditions, which could potentially prevent these patients from developing active and/or severe forms of the disease that result in vision loss. Injectable anti-angiogenic therapies are not an appropriate treatment option for many of these patients.

In February 2007, OXiGENE announced that all 23 myopic macular degeneration patients treated with intravenous ZYBRESTAT in a Phase II clinical trial successfully achieved the primary endpoint of the trial, vision stabilization at three months. Based on these results, the Company believes that a topical formulation of ZYBRESTAT is likely to have clinical activity in ophthalmological diseases characterized by abnormal neovascularization, provided the topical formulation can deliver adequate amounts of drug to the relevant target tissues in the eye, (e.g., the retina and choroid in the case of AMD.) In December 2007, OXiGENE announced that topical formulations of ZYBRESTAT administered to rabbits resulted in achievement of drug concentrations in target tissues (i.e., the retina and choroid) that the Company believes are adequate for therapeutic activity. The Company is undertaking studies to confirm these results in primate models. Provided that primate topical administration studies are successful, the Company anticipates submitting an investigational new drug application (IND) or IND equivalent outside the United States by the middle of 2008 that will enable initiation of human clinical trials with a topical formulation of ZYBRESTAT.

The Company believes that a topical formulation of ZYBRESTAT could address unmet medical needs in a number of ophthalmological diseases and conditions that are characterized by abnormal vascularization that results in vision loss, including age-related macular degeneration, myopic macular degeneration, diabetic retinopathy and neovascular glaucoma. Information as to the prevalence of such diseases and conditions, as of 2005, is set forth below:

Indication	Prevalence in United States

Wet age-related macular degeneration	1.5 million patients
Dry age-related macular degeneration	14 million patients
Myopic macular degeneration	100 thousand patients
Proliferation of diabetic retinopathy	2.1 million patients
Neovascular glaucoma	< 100 thousand patients

Ortho-Quinone Prodrugs, or OQPs, i.e. VDAs with tumor-preferential cytotoxicity

The Company is pursuing development of its lead OQP product candidate, OXi4503, as a treatment for cancer.

OXi4503 and Its Application in Oncology

Preclinical research with OXi4503, OXiGENE’s first OQP candidate, suggests that it not only acts as a VDA to shut down tumor blood flow, but can also be metabolized in a tumor-preferential fashion into a compound which could assist with killing the remaining tumor cells at the periphery of the tumor by direct cytotoxic activity against tumor cells. In preclinical studies, OXi4503 has shown potent single-agent anti-tumor activity, and, when administered in combination with other cancer treatment modalities— including chemotherapy, radiation therapy, anti-angiogenic therapy, tyrosine kinase inhibitors, and stem-cell mobilizing therapy— demonstrates enhanced anti-tumor activity. The Company believes that OXi4503 is differentiated from other VDAs by its ability to exert (i) potent vascular disrupting effects on tumor vasculature; and (ii) direct cytotoxic effects on tumor cells in a tumor-preferential fashion.

In December 2004, the United Kingdom regulatory authorities accepted an application from our collaborators, Cancer Research UK, to initiate a dose-escalating Phase I clinical trial of OXi4503 in patients with advanced cancer, and this trial is currently ongoing. In October 2007, our collaborators from Cancer Research UK presented interim data from this trial indicating that OXi4503 was observed to be well tolerated with no dose-limiting toxicity seen to date at dosages corresponding to maximum-tolerated dosages in preclinical studies. In addition, tumor blood flow shutdown and metabolic inactivation were observed with MRI and PET imaging, and disease stabilization (stable disease per RECIST criteria) was achieved in 4 of 20 subjects. The Company anticipates receiving data from this clinical trial in the first half of 2008. Following determination of the safety profile and maximum tolerated dose of OXi4503 in the ongoing Phase I trial, the Company plans to undertake further development of the product candidate, potentially in collaboration with a partner, with future study designs and direction based on review of the Phase I data and results obtained from preclinical studies.

Company Background

The Company is a Delaware corporation, incorporated in 1988 in the state of New York and reincorporated in 1992 in the state of Delaware, with its corporate office in the United States at 230 Third Avenue, Waltham, Massachusetts 02451 (telephone: 781-547-5900; fax: 781-547-6800). We also have offices located at 1001 Bay Hill Drive, San Bruno, California and in the United Kingdom at Magdalen Centre, Robert Robinson Avenue, The Oxford Science Park, Oxford, OX4 4GA. The Company’s Internet address is www.OXiGENE.com. The Company’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, are available to you free of charge through the Investor Relations section of our website as soon as reasonably practicable after such materials have been electronically filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

Equity Financing Facility with Kingsbridge Capital

Summary of the CEFF

On February 19, 2008, we entered into a Committed Equity Financing Facility, or CEFF, with Kingsbridge Capital Limited, or Kingsbridge, pursuant to which Kingsbridge committed to purchase, subject to certain conditions, up to $40 million of our common stock. As part of the CEFF, we entered into a common stock purchase agreement and a registration rights agreement with Kingsbridge, both dated February 19, 2008, and on that date we also issued a warrant to Kingsbridge to purchase up to 250,000 shares of our common stock at a price of $2.74 per share. This warrant is fully exercisable beginning six months after February 19, 2008 and for a period of five years thereafter, subject to certain conditions.

The common stock purchase agreement entitles us to sell and obligates Kingsbridge to purchase, from time to time over a period of three years, shares of our common stock for cash consideration up to an aggregate of $40 million, subject to certain conditions and restrictions. The shares of common stock that may be issued to Kingsbridge under the common stock purchase agreement and the warrant will be issued pursuant to an exemption from registration under the Securities Act of 1933, as amended, or the Securities Act. Pursuant to the registration rights agreement, we have filed a registration statement, of which this prospectus is a part, covering the possible resale by Kingsbridge of any shares that we may issue to Kingsbridge under the common stock purchase agreement or upon exercise of the warrant. Through this prospectus, the selling stockholder may offer to the public for resale shares of our common stock that we may issue to Kingsbridge pursuant to the common stock purchase agreement or that Kingsbridge may acquire upon exercise of the warrant.

For a period of 36 months from the first trading day following the effective date of this prospectus, we may, from time to time, at our discretion, and subject to certain conditions that we must satisfy, draw down funds under the CEFF by selling shares of our common stock to Kingsbridge. The purchase price of these shares will be at a discount of up to 12% from the volume weighted average of the price of our common stock for each of the eight trading days following our election to sell shares, or ”draw down,” under the CEFF. The discount on each of these eight trading days will be determined as follows:

	Percent of	(Applicable
VWAP*	VWAP	Discount)

Greater than $12.00 per share	95%	(5)%
Less than or equal to $12.00 per share but greater than or equal to $9.01 per share	94%	(6)%
Less than or equal to $9.00 per share but greater than or equal to $5.51 per share	92%	(8)%
Less than or equal to $5.50 per share but greater than or equal to $2.41 per share	90%	(10)%
Less than or equal to $2.40 per share but greater than or equal to $1.25 per share	88%	(12)%

*	As set forth in the common stock purchase agreement, “VWAP” means the volume weighted average price (the aggregate sales price of all trades of common stock during each trading day divided by the total number of shares of common stock traded during such trading day) of the common stock during any trading day as reported by Bloomberg, L.P. using the AQR function.

During the eight trading day pricing period for a draw down, if the VWAP for any one trading day is less than the greater of (i) 85% of the closing price of the Company’s common stock on the trading day immediately preceding the commencement of such draw down pricing period, or (ii) $1.25, such trading day shall not be used in calculating the number of shares to be issued in connection with such draw down, and the draw down amount in respect of such draw down pricing period shall be reduced by one eighth (1/8th) of the initial draw down amount specified in the draw down notice. If trading in the Company’s common stock is suspended for any reason for more than three (3) consecutive or non-consecutive hours during any trading day during a draw down pricing period, such trading day shall not be used in calculating the number of shares to be issued in connection with such draw down, and the draw down amount in respect of such draw down pricing period shall be reduced by one eighth (1/8th) of the initial draw down amount specified in the draw down notice.

The maximum number of shares of common stock that we can issue pursuant to the CEFF is the lesser of 5,708,035 shares and $40 million of our common stock. An additional 250,000 shares of common stock are issuable if Kingsbridge exercises the warrant that we issued to it in connection with the CEFF. We intend to exercise our right to draw down amounts under the CEFF, if and to the extent available, at such times as we have a need for additional capital and when we believe that sales of stock under the CEFF provide an appropriate means of raising capital. We may exercise our right to draw down shortly after the effective date of the registration statement of which this prospectus is a part.

Our ability to require Kingsbridge to purchase our common stock is subject to various limitations. We can make draw downs of up to the lesser of $10 million or either (i) 2.0% of the closing price market value of our outstanding shares of common stock at the time of the draw down or (ii) the lesser of 3.5% of the closing price market value of our outstanding shares of common stock at the time of the draw down and the alternative draw down amount calculated pursuant to the common stock purchase agreement. Unless Kingsbridge agrees otherwise, a minimum of three trading days must elapse between the expiration of any draw down pricing period and the beginning of the next draw down pricing period. Kingsbridge is not obligated to purchase shares when the VWAP is below $1.25 per share.

During the term of the CEFF, without Kingsbridge’s prior written consent, we may not issue securities that are, or may become, convertible or exchangeable into shares of common stock where the purchase, conversion or exchange price for our common stock is determined using a floating discount or other post-issuance adjustable discount to the market price of the common stock, including pursuant to an equity line or other financing that is substantially similar to the arrangement provided for in the CEFF, with certain exceptions.

Kingsbridge agreed in the common stock purchase agreement that during the term of the CEFF, neither Kingsbridge nor any of its affiliates, nor any entity managed or controlled by it, will enter into any short sale of any shares of our common stock as defined in Regulation SHO promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Before Kingsbridge is obligated to buy any shares of our common stock pursuant to a draw down, the following conditions, none of which is in Kingsbridge’s control, must be met:

•	Each of our representations and warranties in the common stock purchase agreement shall be true and correct in all material respects as of the date when made and as of the draw down exercise date as though made at that time, except for representations and warranties that are expressly made as of a particular date.

•	We shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the common stock purchase agreement, the registration rights agreement and the warrant to be performed, satisfied or complied with by us.

•	We shall have complied in all material respects with all applicable federal, state and local governmental laws, rules, regulations and ordinances in connection with the execution, delivery and performance of the common stock purchase agreement and the consummation of the transactions it contemplates.

•	The registration statement, which includes this prospectus, shall have previously become effective and shall remain effective.

•	We shall not have knowledge of any event that could reasonably be expected to have the effect of causing the registration statement applicable to Kingsbridge’s resale of shares of our common stock to be suspended or otherwise ineffective.

•	Trading in our common stock shall not have been suspended by the U.S. Securities and Exchange Commission, or SEC, The NASDAQ Global Market or the Financial Industry Regulatory Authority and trading in securities generally on The NASDAQ Global Market shall not have been suspended or limited.

•	No statute, rule, regulation, executive order, decree, writ, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority which prohibits the consummation of any of the transactions contemplated by the common stock purchase agreement.

•	No action, suit or proceeding before any arbitrator or any governmental authority shall have been commenced, and to our knowledge no investigation by any governmental authority shall have been threatened, against us or any of our officers, directors or affiliates seeking to enjoin, prevent or change the transactions contemplated by the common stock purchase agreement.

•	We shall have sufficient shares of common stock, calculated using the closing trade price of the common stock as of the trading day immediately preceding a draw down, registered under the registration statement to issue and sell such shares in accordance with such draw down.

•	We shall not be in default in any material respect under the warrant issued to Kingsbridge to purchase up to 250,000 shares.

•	Kingsbridge shall have received an opinion in the form previously agreed to.

There is no guarantee that we will be able to meet the foregoing conditions or any other conditions under the common stock purchase agreement or that we will be able to draw down any portion of the amounts available under the CEFF.

We also entered into a registration rights agreement with Kingsbridge. Pursuant to the registration rights agreement, we have filed a registration statement, which includes this prospectus, with the SEC relating to Kingsbridge’s resale of any shares of common stock purchased by Kingsbridge under the common stock purchase agreement or issued to Kingsbridge as a result of the exercise of the Kingsbridge warrant. The effectiveness of this registration statement is a condition precedent to our ability to sell common stock to Kingsbridge under the common stock purchase agreement. In the event that we fail to maintain the effectiveness of the registration statement of which this prospectus is a part (other than during a blackout period as discussed below), and such failure was within our reasonable control, we must pay to Kingsbridge certain amounts based on the change in market price of our common stock during the period of ineffectiveness of the registration statement or offer to repurchase our shares from Kingsbridge at a price based on the market price of our common stock on the trading day prior to the first day of ineffectiveness of the registration statement. We are entitled in certain circumstances, including the existence of certain kinds of nonpublic information, to deliver a blackout notice to Kingsbridge to suspend the use of this prospectus and prohibit Kingsbridge from selling shares under this prospectus. If we deliver a blackout notice in the 15 trading days following the settlement of a draw down, then we must pay amounts to Kingsbridge, or issue Kingsbridge additional shares in lieu of payment, calculated by means of a varying percentage of an amount based on the number of shares held by Kingsbridge that were purchased pursuant to the draw down and the change in the market price of our common stock between the date the blackout notice is delivered and the date the prospectus again becomes available.

The foregoing summary of the CEFF does not purport to be complete and is qualified by reference to the common stock purchase agreement, the registration rights agreement and the warrant, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Use of Proceeds from Sales Under the CEFF

We plan to use the proceeds from sales of our common stock to Kingsbridge under the CEFF, and from any cash exercises of warrants to purchase our common stock by Kingsbridge, to advance the pre-clinical and clinical development of our product candidates, including ZYBRESTAT and OXi4503, and for general corporate purposes.

Effect of Issuances under the CEFF; Dilution

Issuances of our common stock under the CEFF or upon exercise of the Kingsbridge warrant will have no effect on your rights or privileges as an existing holder of our common stock, except that the economic and voting interests of each stockholder will be diluted as a result of any such issuances. What this means is that, although the number of shares of common stock that current stockholders presently own will not decrease, the shares that are held by our current stockholders will represent a smaller percentage of our total shares that will be outstanding after any issuances of shares of common stock to Kingsbridge. Also, if we elect to draw down amounts under the CEFF when our share price is decreasing, we will need to issue more shares to raise the same amount of money than we would have if our stock price had been higher. This will result in greater dilution and could cause our stock price to decrease further. An example of the effect of issuing shares when our stock price is comparatively low is set forth below.

Under the CEFF, the purchase price of the shares to be sold to Kingsbridge will be at a discount of up to 12% from the volume weighted average price of our common stock for each of the eight trading days following our election to sell shares to Kingsbridge. The table below illustrates an issuance of shares of common stock to Kingsbridge under the CEFF for a hypothetical draw down amount of $1,000,000 at an assumed volume weighted average price of $1.73, which is equal to the closing price of our common stock on the NASDAQ Global Market on April 23, 2008.

Draw Down			Price to be Paid by	Number of Shares
Amount	VWAP	% Discount	Kingsbridge	to be Issued

$1,000,000	$1.73	12%	$1.52	657,894

By comparison, if the volume weighted average price of our stock was lower than $1.73, the number of shares that we would be required to issue in order to have the same draw down amount of $1,000,000 would be larger, as shown by the following table:

Draw Down			Price to be Paid by	Number of Shares
Amount	VWAP	% Discount	Kingsbridge	to be Issued

$1,000,000	$1.50	12%	$1.32	757,575

Accordingly, the effect of the second example outlined above from the first example outlined above, would be additional dilution of approximately 15%, or an additional 99,681 shares issued due to the lower stock price. In effect, a lower price per share of our common stock means a higher number of shares to be issued to Kingsbridge, which equates to greater dilution of existing stockholders. The effect of this dilution may, in turn, cause the price of our common stock to decrease further, both because of the downward pressure on the stock price that would be caused by a large number of sales of our shares into the public market by Kingsbridge, and because our existing stockholders may disagree with a decision to sell shares to Kingsbridge at a time when our stock price is low, and may in response decide to sell additional numbers of shares, further decreasing our stock price.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully read and consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our common stock. If any of these risks actually occur, our business, prospects, financial condition, results of operations or cash flows could be materially harmed. In that event, the market price of our common stock could decline and you could lose all or part of your investment.

We have a history of losses and we anticipate that we will continue to incur losses in the future.

We have experienced net losses every year since our inception and, as of December 31, 2007, had an accumulated deficit of approximately $137,801,000. We anticipate continuing to incur substantial additional losses over at least the next several years due to, among other factors, the need to expend substantial amounts on our continuing clinical trials with respect to our VDA and OQP technologies, and anticipated research and development activities and the general and administrative expenses associated with those activities. We have not commercially introduced any product and our potential products are in varying early stages of development and testing. Our ability to attain profitability will depend upon our ability to develop products that are effective and commercially viable, to obtain regulatory approval for the manufacture and sale of our products and to license or otherwise market our products successfully. We may never achieve profitability, and even if we do, we may not be able to sustain being profitable.

Our product candidates have not completed clinical trials, and may never demonstrate sufficient safety and efficacy in order to do so.

Our product candidates are in an early stage of development. In order to achieve profitable operations, we, alone or in collaboration with others, must successfully develop, manufacture, introduce and market our products. The time frame necessary to achieve market success for any individual product is long and uncertain. The products currently under development by us will require significant additional research and development and extensive preclinical and clinical testing prior to application for commercial use. A number of companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in clinical trials, even after showing promising results in early or later-stage studies or clinical trials. Although we have obtained some favorable results to date in preclinical studies and clinical trials of certain of our potential products, such results may not be indicative of results that will ultimately be obtained in or throughout such clinical trials, and clinical trials may not show any of our products to be safe or capable of producing a desired result. Additionally, we may encounter problems in our clinical trials that will cause us to delay, suspend or terminate those clinical trials. Further, our research or product development efforts or those of our collaborative partners may not be successfully completed, any compounds currently under development by us may not be successfully developed into drugs, any potential products may not receive regulatory approval on a timely basis, if at all, and competitors may develop and bring to market products or technologies that render our potential products obsolete. If any of these problems occur, our business would be materially and adversely affected.

We have no manufacturing capacity, and we have relied and expect to continue to rely on third-party manufacturers to produce our product candidates.

We do not own or operate manufacturing facilities for the production of clinical or commercial quantities of our product candidates or any of the compounds that we are testing in our preclinical programs, and we lack the resources and the capabilities to do so. As a result, we currently rely, and we expect to rely in the future, on third-party manufacturers to supply our product candidates. Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured product candidates or products ourselves, including:

•	reliance on the third party for manufacturing process development, regulatory compliance and quality assurance;

•	limitations on supply availability resulting from capacity and scheduling constraints of the third party;

•	The possible breach of the manufacturing agreement by the third party because of factors beyond our control; and

•	The possible termination or non-renewal of the agreement by the third party, based on its own business priorities, at a time that is costly or inconvenient for us.

If we do not maintain or develop important manufacturing relationships, we may fail to find replacement manufacturers or develop our own manufacturing capabilities which could delay or impair our ability to obtain regulatory approval for our products and substantially increase our costs or deplete profit margins, if any. If we do find replacement manufacturers, we may not be able to enter into agreements with them on terms and conditions favorable to us, and there could be a substantial delay before new facilities could be qualified and registered with the FDA and foreign regulatory authorities.

The FDA and foreign regulatory authorities require manufacturers to register manufacturing facilities. The FDA and corresponding foreign regulators also inspect these facilities to confirm compliance with current good manufacturing practices, or cGMPs. Contract manufacturers may face manufacturing or quality control problems causing drug substance production and shipment delays or a situation where the contractor may not be able to maintain compliance with the applicable cGMP requirements. Any failure to comply with cGMP requirements or other FDA and comparable foreign regulatory requirements could adversely affect our clinical research activities and our ability to develop our product candidates and market our products after approval.

Our current and anticipated future dependence upon others for the manufacture of our product candidates may adversely affect our future profit margins and our ability to develop our product candidates and commercialize any products that receive regulatory approval on a timely basis.

We may fail to select or capitalize on the most scientifically, clinically or commercially promising or profitable indications or therapeutic areas for our product candidates or those that we in-license.

We have limited technical, managerial and financial resources to determine the indications on which we should focus the development efforts related to our product candidates. We may make incorrect determinations. Our decisions to allocate our research, management and financial resources toward particular indications or therapeutic areas for our product candidates may not lead to the development of viable commercial products and may divert resources from better opportunities. Similarly, our decisions to delay or terminate drug development programs may also be incorrect and could cause us to miss valuable opportunities. In addition, from time to time we may in-license or otherwise acquire product candidates to supplement our internal development activities. Those activities may use resources that otherwise would be devoted to our internal programs. We cannot assure you that any resources that we devote to acquired or in-licensed programs will result in any products that are superior to our internally developed products.

If third parties on which we rely for clinical trials do not perform as contractually required or as we expect, we may not be able to obtain regulatory approval for or commercialize our product candidates.

We do not have the ability to independently conduct the clinical trials required to obtain regulatory approval for our product candidates. We depend on independent clinical investigators and, in some cases, contract research organizations and other third-party service providers to conduct the clinical trials of our product candidates and expect to continue to do so. We rely heavily on these parties for successful execution of our clinical trials and we do not control many aspects of their activities. Nonetheless, we are responsible for confirming that each of our clinical trials is conducted in accordance with its general investigational plan and protocol. Moreover, the FDA and corresponding foreign regulatory authorities require us to comply with regulations and standards, commonly referred to as good clinical practices, for conducting and recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. Third parties may not complete activities on schedule or may not conduct our clinical trials in accordance with regulatory requirements or the respective trial plans and protocols. The failure of these third parties to carry out their obligations could delay or prevent the development, approval and commercialization of our product candidates or result in enforcement action against us.

We have licensed in rights to ZYBRESTAT, OXi4503 and other programs from third parties. If our license agreements terminate, we may lose the licensed rights to our product candidates, including ZYBRESTAT and OXi4503, and we may not be able to continue to develop them or, if they are approved, market or commercialize them.

We depend on license agreements with third parties for certain intellectual property rights relating to our product candidates, including patent rights. Currently, we have licensed in patent rights from ASU and the Bristol-Myers Squibb Company for ZYBRESTAT and OXi4503 and from Baylor University for other programs. In general, our license agreements require us to make payments and satisfy performance obligations in order to keep these agreements in effect and retain our rights under them. These payment obligations can include upfront fees, maintenance fees, milestones, royalties, patent prosecution expenses, and other fees. These performance obligations typically include diligence obligations. If we fail to pay, be diligent or otherwise perform as required under our license agreements, we could lose our rights under the patents and other intellectual property rights covered by the agreements. While we are not currently aware of any dispute with any licensors under our material agreements with them, if disputes arise under any of our in-licenses, including our in-licenses from ASU and the Bristol-Myers Squibb Company, and Baylor University, we could lose our rights under these agreements. Any such disputes may or may not be resolvable on favorable terms, or at all. Whether or not any disputes of this kind are favorably resolved, our management’s time and attention and our other resources could be consumed by the need to attend to and seek to resolve these disputes and our business could be harmed by the emergence of such a dispute.

If we lose our rights under these agreements, we may not be able to conduct any further activities with the product candidate or program that the license covered. If this were to happen, we might not be able to develop our product candidates further, or following regulatory approval, if any, we might be prohibited from marketing or commercializing them. In particular, patents previously licensed to us might after termination be used to stop us from conducting these activities.

We will be required to raise additional funds to finance our operations; we may not be able to do so when necessary, and/or the terms of any financings may not be advantageous to us.

Our operations to date have consumed substantial amounts of cash. Negative cash flows from our operations are expected to continue over at least the next several years. We do not currently have any commitments to raise additional capital by selling equity, issuing debt or entering into any collaboration that would provide material funding. Our actual capital requirements will depend on numerous factors, including: the progress of and results of our preclinical testing and clinical trials of our product candidates under development, including ZYBRESTAT and OXi4503; the progress of our research and development programs; the time and costs expended and required to obtain any necessary or desired regulatory approvals; the resources, if any, that we devote to developing manufacturing methods and advanced technologies; our ability to enter into licensing arrangements, including any unanticipated licensing arrangements that may be necessary to enable us to continue our development and clinical trial programs; the costs and expenses of filing, prosecuting and, if necessary, enforcing our patent claims, or defending against possible claims of infringement by us of third party patent or other technology rights; the cost of commercialization activities and arrangements, if any, undertaken by us; and, if and when approved, the demand for our products, which demand depends in turn on circumstances and uncertainties that cannot be fully known, understood or quantified unless and until the time of approval, including the range of indications for which any product is granted approval.

Under our current operating plan and capital budget, and based on our current cost expectations and levels of operations, we anticipate that our cash, cash equivalents and available-for-sale marketable securities together with the utilization of funds available under our Committed Equity Financing Facility with Kingsbridge Capital Limited, will be sufficient to satisfy our projected cash requirements at least through the first quarter of fiscal 2009, including substantial advancement of currently ongoing clinical trials towards FDA approval of ZYBRESTAT and OXi4503, our lead clinical-stage compounds. We cannot predict with any certainty the success of any clinical trials, whether or not FDA approval will ultimately be obtained, and if obtained, whether such approval will be conditioned or take longer than expected. Due to the numerous risks and uncertainties of the drug development and FDA approval process, we cannot guarantee that our current cash, cash equivalents and capital will be sufficient to fund operations for the full time period described above. If our existing funds are not sufficient, we would be required to seek additional funding and/or take other measures to reduce expenses.

In February 2008, we entered into a Committed Equity Financing Facility (“CEFF”) with Kingsbridge Capital, pursuant to which Kingsbridge committed to purchase, subject to certain conditions, up to 5,708,035 shares of our common stock or up to an aggregate of $40,000,000 during the next three years. Under the CEFF, we are able to draw down in tranches of up to a maximum of 3.5 percent of our closing market value at the time of the draw down or the alternative draw down amount calculated pursuant to the Common Stock Purchase Agreement whichever is less, subject to certain conditions. The purchase price of these shares is discounted between 5 to 12 percent from the volume weighted average price of our common stock for each of the eight trading days following the election to sell shares. Kingsbridge is not obligated to purchase shares at prices below $1.25 per share or at a price below 85% of the closing share price of our stock in the trading day immediately preceding the commencement of the draw down, whichever is higher. In connection with the CEFF, we issued a warrant to Kingsbridge to purchase 250,000 shares of our common stock at a price of $2.74 per share exercisable beginning six months after February 19, 2008 for a period of five years thereafter.

In the event that all of the capital infusion initiatives discussed above are unsuccessful and should we be unable to sell shares under the CEFF due to the limitations contained in the CEFF agreement by the end of our fiscal 2008 second quarter, we are prepared to implement cost reduction measures. These cost reduction measures would include the cessation or delay of at least two of the current or planned clinical studies of ZYBRESTAT and other supporting projects, the reduction and delay in hiring of development and administrative staff, the cessation of our preclinical study of our in-licensed antibody protein — OXiMAb-24A, the delay or reduction in early stage development efforts in research with respect to our second-generation VDA, OXi4503, and the reduction of certain employee incentive programs.

In addition, we will likely have to raise substantial additional funds: if FDA approval is obtained with respect to our ZYBRESTAT and OXi4503 compounds, to bring such compounds to market, including arranging for or developing manufacturing capabilities and completing marketing and other commercialization activities related to ZYBRESTAT and OXi4503; to complete the development of any additional products other than the development and FDA approval process related to ZYBRESTAT and OXi4503; and to bring any other potential product to market. The issuance of additional equity securities by us, if required to support these or any other purposes, would result in dilution to our existing stockholders. Additional financing may not be available on acceptable terms when needed, if at all. If adequate funds are not available on acceptable terms when needed, we would be required to delay, scale back or eliminate one or more of our product development programs or seek to obtain funds through arrangements with collaborative partners or others, which arrangements may include a requirement that we relinquish rights to certain of our technologies or products or rights related to our technologies or products that we would not otherwise relinquish. Our failure to obtain funding when and in the amounts needed and/or our acceptance of funding on terms that are not favorable to us or less favorable to us than we would ordinarily desire, would have a material adverse effect on our financial position and results of operations.

Our products are subject to extensive government regulation, which results in uncertainties and delays in the progress of our products through the clinical trial process.

Our research and development activities, preclinical testing and clinical trials, and the manufacturing and marketing of our products are subject to extensive regulation by numerous governmental authorities in the United States and other countries. Preclinical testing and clinical trials and manufacturing and marketing of our products are and will continue to be subject to the rigorous testing and approval processes of the FDA and other corresponding foreign regulatory authorities. Clinical testing and the regulatory review process generally take many years and require the expenditure of substantial resources. In addition, delays or rejections may be encountered during the period of product development, clinical testing and FDA regulatory review of each submitted application. Similar delays may also be encountered in foreign countries. Even after such time and expenditures, regulatory approval may not be obtained for any potential products developed by us, and a potential product, if approved in one country, may not be approved in other countries. Moreover, even if regulatory approval of a potential product is granted, such approval may impose significant limitations on the indicated uses for which that product may be marketed. Further, even if such regulatory approval is obtained, a marketed product, its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections, and later discovery of previously unknown problems, such as undiscovered side effects, or manufacturing problems, may result in restrictions on such product, manufacturer or facility, including a possible withdrawal of the product from the market. Failure to comply with the applicable regulatory requirements can, among other things, result in fines, suspensions of regulatory approvals, product recalls, operating restrictions, injunctions and criminal prosecution. Moreover, continued cost control initiatives by third party health care payers, including government programs such as Medicare may affect the financial ability and willingness of patients and their health care providers to utilize certain therapies which, in turn, could have a material adverse effect on us.

The uncertainty associated with pharmaceutical reimbursement and related matters may adversely affect our business.

Upon the marketing approval of any one or more of our products, if at all, sales of our products will depend significantly on the extent to which reimbursement for our products and related treatments will be available from government health programs, private health insurers and other third-party payers. Third party payers and governmental health programs are increasingly attempting to limit and/or regulate the price of medical products and services. The Medicare Prescription Drug Improvement and Modernization Act, as well as other changes in governmental or in private third-party payers’ reimbursement policies may reduce or eliminate any currently expected reimbursement. Decreases in third-party reimbursement for our products could reduce physician usage of the product and have a material adverse effect on our product sales, results of operations and financial condition.

Our industry is highly competitive, and our products may become technologically obsolete.

We are engaged in a rapidly evolving field. Competition from other pharmaceutical companies, biotechnology companies and research and academic institutions is intense and expected to increase. Many of those companies and institutions have substantially greater financial, technical and human resources than we do. Those companies and institutions also have substantially greater experience in developing products, in conducting clinical trials, in obtaining regulatory approval and in manufacturing and marketing pharmaceutical products. Our competitors may succeed in obtaining regulatory approval for their products more rapidly than we do. Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competitive products. We are aware of at least one other company that currently has a clinical-stage VDA for use in an oncology indication. Some of these competitive products may have an entirely different approach or means of accomplishing the desired therapeutic effect than products being developed by us. Our competitors may succeed in developing technologies and products that are more effective and/or cost competitive than those being developed by us, or that would render our technology and products less competitive or even obsolete. In addition, one or more of our competitors may achieve product commercialization or patent protection earlier than we do, which could materially adversely affect us.

We depend extensively on our patents and proprietary technology, and we must protect those assets in order to preserve our business.

To date, our principal product candidates have been based on certain previously known compounds. We anticipate that the products we develop in the future may include or be based on the same or other compounds owned or produced by unaffiliated parties, as well as synthetic compounds we may discover. Although we expect to seek patent protection for any compounds we discover and/or for any specific uses we discover for new or previously known compounds, any or all of them may not be subject to effective patent protection. Further, the development of regimens for the administration of pharmaceuticals, which generally involve specifications for the frequency, timing and amount of dosages, has been, and we believe, may continue to be, important to our efforts, although those processes, as such, may not be patentable. In addition, the issued patents may be declared invalid or our competitors may find ways to avoid the claims in the patents.

Our success will depend, in part, on our ability to obtain patents, protect our trade secrets and operate without infringing on the proprietary rights of others. As of December 31, 2007, we were the holder, sole assignee or co-assignee of twenty seven (27) granted United States patents, twenty eight (28) pending United States patent applications, and granted patents and/or pending applications in several other major markets, including the European Union, Canada and Japan. The patent position of pharmaceutical and biotechnology firms like us generally is highly uncertain and involves complex legal and factual questions, resulting in both an apparent inconsistency regarding the breadth of claims allowed in United States patents and general uncertainty as to their legal interpretation and enforceability. Accordingly, patent applications assigned or exclusively licensed to us may not result in patents being issued, any issued patents assigned or exclusively licensed to us may not provide us with competitive protection or may be challenged by others, and the current or future granted patents of others may have an adverse effect on our ability to do business and achieve profitability. Moreover, since some of the basic research relating to one or more of our patent applications and/or patents was performed at various universities and/or funded by grants, one or more universities, employees of such universities and/or grantors could assert that they have certain rights in such research and any resulting products. Further, others may independently develop similar products, may duplicate our products, or may design around our patent rights. In addition, as a result of the assertion of rights by a third party or otherwise, we may be required to obtain licenses to patents or other proprietary rights of others in or outside of the United States. Any licenses required under any such patents or proprietary rights may not be made available on terms acceptable to us, if at all. If we do not obtain such licenses, we could encounter delays in product market introductions while we attempt to design around such patents or could find that the development, manufacture or sale of products requiring such licenses is foreclosed. In addition, we could incur substantial costs in defending ourselves in suits brought against us or in connection with patents to which we hold licenses or in bringing suit to protect our own patents against infringement.

We require employees, Scientific Advisory Board members, Clinical Trial Advisory Board members, and the institutions that perform our preclinical and clinical tests to enter into confidentiality agreements with us. Those agreements provide that all confidential information developed or made known to the individual during the course of the relationship with us is to be kept confidential and not to be disclosed to third parties, except in specific circumstances. Any such agreement may not provide meaningful protection for our trade secrets or other confidential information in the event of unauthorized use or disclosure of such information.

We depend heavily on our executive officers, directors, and principal consultants and the loss of their services would materially harm our business.

We believe that our success depends, and will likely continue to depend, upon our ability to retain the services of our current executive officers, directors, principal consultants and others, particularly Joel-Tomas Citron, our Chairman of the Board, Dr. David Chaplin, our Executive Vice Chairman of the Board and Chief Scientific Officer, Dr. Richard Chin, our President and Chief Executive Officer and Dr. Patricia Walicke, our Chief Medical Officer. The loss of the services of any of these individuals could have a material adverse effect on us. In addition, we have established relationships with universities, hospitals and research institutions, which have historically provided, and continue to provide, us with access to research laboratories, clinical trials, facilities and patients. Additionally, we believe that we may, at any time and from time to time, materially depend on the services of consultants and other unaffiliated third parties.

Our products may result in product liability exposure, and it is uncertain whether our insurance coverage will be sufficient to cover any claims.

The use of our product candidates in clinical trials and for commercial applications, if any, may expose us to liability claims, in the event such product candidates cause injury or disease, or result in adverse effects. These claims could be made directly by health care institutions, contract laboratories, patients or others using such products. Although we have obtained liability insurance coverage for our ongoing clinical trials, this coverage may not be in amounts sufficient to protect us from any product liability claims or product recalls which could have a material adverse effect on the financial condition and prospects of our company. Further, adverse product and similar liability claims could negatively impact our ability to obtain or maintain regulatory approvals for our technology and product candidates under development.

The price of our common stock is volatile, and is likely to continue to fluctuate due to reasons beyond our control.

The market price of our common stock has been, and likely will continue to be highly volatile. Factors, including our or our competitors’ financial results, clinical trial and research development announcements and government regulatory action affecting our potential products in both the United States and foreign countries, have had, and may continue to have, a significant effect on our results of operations and on the market price of our common stock. We cannot assure you that your initial investment in our common stock will not fluctuate significantly. One or more of these factors could significantly harm our business and cause a decline in the price of our common stock in the public market. Substantially all of the shares of our common stock issuable upon exercise of outstanding options have been registered for sale and may be sold from time to time hereafter. Such sales, as well as future sales of our common stock by existing stockholders, or the perception that sales could occur, could adversely affect the market price of our common stock. The price and liquidity of our common stock may also be significantly affected by trading activity and market factors related to the NASDAQ and Stockholm Stock Exchange markets, which factors and the resulting effects may differ between those markets.

Our restated certificate of incorporation, our amended and restated by-laws, our shareholder rights agreement and Delaware law could defer a change of our management which could discourage or delay offers to acquire us.

Certain provisions of Delaware law and of our restated certificate of incorporation, as amended, and amended and restated by-laws could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or the best interests of OXiGENE. Further, the rights issued under the shareholders rights agreement would cause substantial dilution to a person or group that attempts to acquire us on terms not approved in advance by our Board of Directors.

Our committed equity financing facility with Kingsbridge may not be available to us if we elect to make a draw down, may require us to make additional “blackout” or other payments to Kingsbridge, and may result in dilution to our stockholders.

On February 19, 2008, we entered into the CEFF with Kingsbridge. The CEFF entitles us to sell and obligates Kingsbridge to purchase, from time to time over a period of three years, shares of our common stock for cash consideration up to an aggregate of $40 million, subject to certain conditions and restrictions. Kingsbridge will not be obligated to purchase shares under the CEFF unless certain conditions are met, which include a minimum price for our common stock; the accuracy of representations and warranties made to Kingsbridge; compliance with laws; effectiveness of the registration statement of which this prospectus is a part; and the continued listing of our stock on The NASDAQ Global Market. In addition, Kingsbridge is permitted to terminate the CEFF if it determines that a material and adverse event has occurred affecting our business, operations, properties or financial condition and if such condition continues for a period of 10 days from the date Kingsbridge provides us notice of such material and adverse event. If we are unable to access funds through the CEFF, or if the CEFF is terminated by Kingsbridge, we may be unable to access capital on favorable terms or at all.

We are entitled, in certain circumstances, to deliver a blackout notice to Kingsbridge to suspend the use of the registration statement of which this prospectus is a part and prohibit Kingsbridge from selling shares under this prospectus. If we deliver a blackout notice in the 15 trading days following the settlement of a draw down, or if the registration statement is not effective in circumstances not permitted by the agreement, then we must make a payment to Kingsbridge, or issue Kingsbridge additional shares in lieu of this payment, calculated on the basis of the number of shares held by Kingsbridge (exclusive of shares that Kingsbridge may hold pursuant to exercise of the Kingsbridge warrant) and the change in the market price of our common stock during the period in which the use of the registration statement is suspended. If the trading price of our common stock declines during a suspension of the registration statement, the blackout or other payment could be significant.

Should we sell shares to Kingsbridge under the CEFF, or issue shares in lieu of a blackout payment, it will have a dilutive effective on the holdings of our current stockholders, and may result in downward pressure on the price of our common stock. If we draw down under the CEFF, we will issue shares to Kingsbridge at a discount of up to 12% from the volume weighted average price of our common stock. If we draw down amounts under the CEFF when our share price is decreasing, we will need to issue more shares to raise the same amount than if our stock price was higher. Issuances in the face of a declining share price will have an even greater dilutive effect than if our share price were stable or increasing, and may further decrease our share price.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The SEC encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This prospectus contains such “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this prospectus, and they may also be made a part of this prospectus by reference to other documents filed with the Securities and Exchange Commission, which is known as “incorporation by reference.”

Words such as “may,” “anticipate,” “estimate,” “expects,” “projects,” “intends,” “plans, “ “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking statements might include one or more of the following:

•	anticipated results of financing activities;

•	anticipated clinical trial timelines or results;

•	anticipated research and product development results;

•	projected regulatory timelines;

•	descriptions of plans or objectives of management for future operations, products or services;

•	forecasts of future economic performance; and

•	descriptions or assumptions underlying or relating to any of the above items.

Please also see the discussion of risks and uncertainties under the heading “Risk Factors” beginning on page 12.

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this prospectus or in any document incorporated by reference might not occur. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus or the date of the document incorporated by reference into this prospectus. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to OXiGENE or to any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder pursuant to this prospectus. Any issuance of shares by us to Kingsbridge under the common stock purchase agreement or in connection with the exercise of the Kingsbridge warrant will be made pursuant to an exemption from the registration requirements of the Securities Act. We will use the proceeds from these sales for general corporate purposes, including capital expenditures, the advancement of our product candidates in clinical and preclinical trials, and to meet working capital needs. The amounts and timing of the expenditures will depend on numerous factors, such as the timing and progress of our clinical trials and research and development efforts, technological advances and the competitive environment for our product candidates. We expect from time to time to evaluate the acquisition of businesses, products and technologies for which a portion of the net proceeds may be used, although we currently have no definitive agreements in place with respect to any such transactions. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from the sale of shares to Kingsbridge. Accordingly, we will retain broad discretion over the use of these proceeds, if any.

SELLING STOCKHOLDER

This prospectus relates to the possible resale by the selling stockholder, Kingsbridge, of shares of common stock that we may issue pursuant to the common stock purchase agreement we entered into with Kingsbridge on February 19, 2008, or upon exercise of the warrant we issued to Kingsbridge. We are filing the registration statement of which this prospectus is a part pursuant to the provisions of the registration rights agreement we entered into with Kingsbridge on February 19, 2008, in which we agreed to sell up to the lesser of 5,708,035 shares of common stock and $40 million of common stock, and in connection with which we issued a warrant to Kingsbridge to purchase up to 250,000 shares of common stock.

The selling stockholder may from time to time offer and sell pursuant to this prospectus any or all of the shares that it acquires under the common stock purchase agreement or upon exercise of the warrant.

The following table presents information regarding Kingsbridge and the shares that it may offer and sell from time to time under this prospectus. This table is prepared based on information supplied to us by the selling stockholder, and reflects holdings as of February 19, 2008. As used in this prospectus, the term “selling stockholder” includes Kingsbridge and any donees, pledgees, transferees or other successors in interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge or other non-sale related transfer. The number of shares in the column “Number of Shares Being Offered” represents all of the shares that the selling stockholder may offer under this prospectus. The selling stockholder may sell some, all or none of its shares. We do not know how long the selling stockholder will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholder regarding the sale of any of the shares.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act. The percentage of shares beneficially owned prior to the offering is based both on 28,541,607 shares of our common stock actually outstanding as of February 19, 2008 and on the assumption that all shares of common stock issuable under the common stock purchase agreement we entered into with Kingsbridge on February 19, 2008 and all shares of common stock issuable upon exercise of the warrant held by Kingsbridge are outstanding as of that date.

	Shares of Common					Shares of Common
	Stock Beneficially					Stock Beneficially
	Owned Prior to			Number of		Owned After
	Offering			Shares		Offering
Security Holder	Number		Percent	Being Offered		Number	Percent

Kingsbridge Capital Limited(1)	5,958,035	(2)	17.27%	5,958,035	(2)	0	0%

(1)	The address of Kingsbridge is Kingsbridge Capital Limited, Attention: Mr. Tony Hillman, P.O. Box 1075, Elizabeth House, 9 Castle Street, St Helier, Jersey, JE42QP, Channel Islands.

(2)	Consists of (a) 5,708,035 shares of common stock issuable under the common stock purchase agreement we entered into with Kingsbridge on February 19, 2008, and (b) 250,000 shares of common stock issuable upon exercise of a warrant, issued to Kingsbridge on February 19, 2008, which warrant is not exercisable before August 19, 2008. For the purposes hereof, we assume the issuance of all 5,958,035 shares under (a) and (b). Anthony Gardner-Hillman, Adam Gurney and Maria O’Donoghue have voting and investment control of the securities held by Kingsbridge. Kingsbridge does not accept third-party investments.

PLAN OF DISTRIBUTION

We are registering 5,958,035 shares of common stock under this prospectus on behalf of Kingsbridge. Except as described below, to our knowledge, the selling stockholder has not entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the shares of common stock offered hereby, nor, except as described below, do we know the identity of the brokers or market makers that will participate in the sale of the shares.

The selling stockholder may decide not to sell any shares. The selling stockholder may from time to time offer some or all of the shares of common stock through brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling stockholder and/or the purchasers of the shares of common stock for whom they may act as agent. In effecting sales, broker-dealers that are engaged by the selling stockholder may arrange for other broker-dealers to participate. Kingsbridge is an “underwriter” within the meaning of the Securities Act. Any brokers, dealers or agents who participate in the distribution of the shares of common stock may also be deemed to be “underwriters,” and any profits on the sale of the shares of common stock by them and any discounts, commissions or concessions received by any such brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Kingsbridge has advised us that it may effect resales of our common stock through any one or more registered broker-dealers. To the extent the selling stockholder may be deemed to be an underwriter, the selling stockholder will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

The selling stockholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made over The NASDAQ Global Market, on the over-the-counter market, otherwise or in a combination of such methods of sale, at then prevailing market prices, at prices related to prevailing market prices or at negotiated prices. The shares of common stock may be sold according to one or more of the following methods:

•	a block trade in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

•	an over-the-counter distribution in accordance with NASDAQ Stock Market LLC or Financial Industry Regulatory Authority rules;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	privately negotiated transactions;

•	a combination of such methods of sale; and

•	any other method permitted pursuant to applicable law.

Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. In addition, the selling stockholder may transfer the shares by other means not described in this prospectus.

Any broker-dealer participating in such transactions as agent may receive commissions from Kingsbridge (and, if they act as agent for the purchaser of such shares, from such purchaser). Broker-dealers may agree with Kingsbridge to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for Kingsbridge, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to Kingsbridge. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) on The NASDAQ Global Market, on the over-the-counter market, in privately-negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above. To the extent required under the Securities Act, an amendment to this prospectus or a supplemental prospectus will be filed, disclosing:

•	the name of any such broker-dealers;

•	the number of shares involved;

•	the price at which such shares are to be sold;

•	the commission paid or discounts or concessions allowed to such broker-dealers, where applicable;

•	that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

•	other facts material to the transaction.

Underwriters and purchasers that are deemed underwriters under the Securities Act may engage in transactions that stabilize maintain or otherwise affect the price of the securities, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids. Kingsbridge and any other persons participating in the sale or distribution of the shares will be subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of, purchases by the selling stockholder or other persons or entities. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to special exceptions or exemptions. Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making and certain other activities with respect to those securities. In addition, the anti-manipulation rules under the Exchange Act may apply to sales of the securities in the market. All of these limitations may affect the marketability of the shares and the ability of any person to engage in market-making activities with respect to the securities.

We have agreed to pay the expenses of registering the shares of common stock under the Securities Act, including registration and filing fees, printing expenses, administrative expenses and certain legal and accounting fees, as well as certain fees of counsel for the selling stockholder incurred in the preparation of the CEFF agreements and the registration statement of which this prospectus forms a part. The selling stockholder will bear all discounts, commissions or other amounts payable to underwriters, dealers or agents, as well as transfer taxes and certain other expenses associated with the sale of securities.

Under the terms of the Kingsbridge common stock purchase agreement and the registration rights agreement, we have agreed to indemnify the selling stockholder and certain other persons against certain liabilities in connection with the offering of the shares of common stock offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute toward amounts required to be paid in respect of such liabilities.

At any time a particular offer of the shares of common stock is made, a revised prospectus or prospectus supplement, if required, will be distributed. Such prospectus supplement or post-effective amendment will be filed with the SEC, to reflect the disclosure of required additional information with respect to the distribution of the shares of common stock. We may suspend the sale of shares by the selling stockholder pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.

MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company’s common stock is traded on The NASDAQ Global Market under the symbol “OXGN.” The Company’s shares of common stock are also traded on the OM Stockholm Exchange in Sweden under the symbol “OXGN.” The following table sets forth the high and low sales price per share for the Company’s common stock on The NASDAQ Global Market for each quarterly period during the two most recent fiscal years.

	Fiscal Year 2008		Fiscal Year 2007		Fiscal Year 2006
	High	Low	High	Low	High	Low

First Quarter	$2.55	$1.71	$4.99	$3.68	$4.70	$3.65
Second Quarter			$5.12	$3.77	$4.83	$3.31
Third Quarter			$4.25	$3.04	$4.29	$2.82
Fourth Quarter			$3.93	$2.10	$5.88	$3.72

On May 15, 2008, the closing price of the Company’s common stock on The NASDAQ Global Market was $1.76 per share. As of February 21, 2008, there were approximately 83 stockholders of record of the approximately 28,542,000 outstanding shares of the Company’s common stock. The Company believes, based on the number of proxy statements and related materials distributed in connection with its 2007 Annual Meeting of Stockholders, that there are approximately 15,000 beneficial owners of its common stock.

Dividend Policy

The Company has not declared or paid any cash dividends on its common stock since its inception in 1988, and does not intend to pay cash dividends in the foreseeable future. The Company presently intends to retain future earnings, if any, to finance the growth and development of its business.

SELECTED FINANCIAL DATA

The following tables set forth financial data with respect to the Company for each of the five years in the period ended December 31, 2007, and selected quarterly financial data for the years ended December 31, 2007 and December 31, 2006. The selected financial data for each of the five years in the period ended December 31, 2007 and the selected quarterly financial data for the years ended December 31, 2007 and December 31, 2006 has been derived from the audited financial statements of the Company, The information below should be read in conjunction with the financial statements (and notes thereto) and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in this registration statement.

	Years Ended December 31,
	2007	2006	2005	2004	2003
	(Amounts in thousands)

STATEMENT OF OPERATIONS DATA:
License revenue	$12	$—	$1	$7	$30
Operating costs and expenses:
Research and development	14,130	10,816	7,098	5,947	4,036
General and administrative	8,155	7,100	5,951	4,540	5,282

Total operating costs and expenses	22,285	17,916	13,049	10,487	9,318

Operating loss	(22,273)	(17,916)	(13,048)	(10,480)	(9,288)
Investment income	1,955	2,502	1,135	470	321
Interest expense	—	—	—	—	(36)
Other income (expense), net	(71)	(43)	4	(14)	635

Net loss	$(20,389)	$(15,457)	$(11,909)	$(10,024)	$(8,368)

Basic and diluted net loss per common share	$(0.73)	$(0.56)	$(0.61)	$(0.61)	$(0.63)
Weighted average number of common shares outstanding	27,931	27,626	19,664	16,560	13,184

	Years Ended December 31,
	2007	2006	2005	2004	2003

BALANCE SHEET DATA:
Cash, cash equivalents and available-for-sale securities	$28,438	$45,839	$58,855	$30,502	$18,572
Working capital	23,880	42,083	52,667	21,765	15,250
Total assets	30,064	47,642	60,268	31,757	20,205
Total liabilities	5,207	4,222	3,734	2,622	3,735
Accumulated deficit	(137,801)	(117,412)	(101,955)	(90,046)	(80,022)
Total stockholders’ equity	$24,857	$43,420	$56,534	$29,135	$16,470

Amounts related to amortization of license agreement were separately stated during the years ended December 31, 2004 and 2003 but have been reclassified to research and development expense to conform to the current year presentation.

The other income amount in fiscal 2003 is primarily attributable to the recognition of $600,000 of previously unrecognized foreign currency translation gain in connection with the completion of the liquidation of the Company’s Swedish subsidiary, OXiGENE AB.

Amounts related to rent loss accrual were included in accrued other current liabilities during the years ended December 31, 2006, 2005 and 2004 but have been reclassified to long term liabilities to conform to the current year presentation.

Quarterly Financial Data for 2007 and 2006

The following is a summary of the quarterly results of operations For The Years Ended December 31, 2007 and 2006: (Amounts in thousands)

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2007	2007	2007	2007

License revenue	$—	$7	$—	$5
Net loss	(3,948)	(5,369)	(5,275)	(5,797)
Basic and diluted net loss per share	$(0.14)	$(0.19)	$(0.19)	$(0.21)

	March 31,	June 30,	September 30,	December 31,
	2006	2006	2006	2006

License revenue	$—	$—	$—	$—
Net loss	(3,336)	(4,995)	(3,730)	(3,396)
Basic and diluted net loss per share	$(0.12)	$(0.18)	$(0.14)	$(0.12)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read together with our financial statements and accompanying notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements, based on current expectations and related to future events and our future financial performance, that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many important factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

OVERVIEW

We are a clinical-stage, biopharmaceutical company developing novel therapeutics to treat cancer and eye diseases. Our primary focus is the development and commercialization of drug candidates referred to as vascular disrupting agents (VDAs) that selectively disrupt abnormal blood vessels associated with solid tumor progression and visual impairment, which are characterized by abnormal blood vessel growth. Because our VDA product candidates act via a well-validated therapeutic mechanism, inhibition of blood flow to tumors and neovascular lesions within the eye, we believe the risk associated with our drug development programs is lower than that of many other agents that act via unvalidated therapeutic mechanisms.

Our most advanced therapeutic product candidate, ZYBRESTATtm, is currently being evaluated in a Phase II/III pivotal registration study as a potential treatment for anaplastic thyroid cancer, a highly aggressive and lethal malignancy for which there are currently no approved therapeutics and extremely limited treatment options. In addition, ZYBRESTAT is being evaluated in Phase Ib and II clinical trials, in combination with established cancer treatment modalities, as a potential treatment for other solid tumors, including non-small cell lung cancer (NSCLC), platinum-resistant ovarian cancer, and head-and-neck cancer. Based upon preclinical results first published by our collaborators in the November 2007 online issue of the journal Blood, we believe that ZYBRESTAT and our other VDA product candidates may also have utility in the treatment of hematological malignancies or “liquid tumors.”

In addition to developing ZYBRESTAT as an intravenously administered therapy for cancer indications, we are developing a topical formulation of ZYBRESTAT for ophthalmological diseases and conditions, such as age-related macular degeneration that are characterized by abnormal blood vessel growth within the eye that results in loss of vision. We believe that a safe, effective convenient and topically-administered anti-vascular therapeutic would have advantages over currently-approved anti-vascular, ophthalmological therapeutics, which must be injected directly into patients’ eyes on a frequent basis. We currently anticipate initiating in 2008 human clinical studies with a topical formulation of ZYBRESTAT in an ophthalmological indication.

We are currently evaluating a second-generation VDA product candidate, OXi4503, in a Phase 1 clinical study in patients with advanced solid tumors. We refer to OXi4503 as an ortho-quinone prodrug. In preclinical studies, OXi4503 has shown potent anti-tumor activity, both as a single-agent, and in combination with other cancer treatment modalities. We believe that OXi4503 is differentiated from other VDAs by its ability to exert (i) potent vascular disrupting effects on tumor vasculature; and (ii) direct cytotoxic effects on tumor cells in a tumor-preferential fashion.

Finally, under a sponsored research agreement with Baylor University, we are pursuing discovery and development of novel, small-molecule therapeutics for the treatment of cancer that we believe will be complementary with our later-stage VDA product candidates.

Financial Resources

We have generated a cumulative net loss of approximately $137,801,000 for the period from our inception through December 31, 2007. We expect to incur significant additional operating losses over at least the next several years, principally as a result of our continuing clinical trials and anticipated research and development expenditures. The principal source of our working capital to date has been the proceeds of private and public equity financings and to a lesser extent the exercise of warrants and stock options. We currently have no material amount of licensing or other fee income.

As of December 31, 2007, we had approximately $28,438,000 in cash, cash equivalents and marketable securities. We primarily invest in commercial paper, investment-grade corporate bonds, asset backed securities and money market funds. Our investment objectives are to preserve principal, maintain a high degree of liquidity to meet operating needs and obtain competitive returns subject to prevailing market conditions. As of December 31, 2007, the weighted average days to maturity of our available-for-sale marketable securities was approximately 66 days, and the yield to maturity based on the cost of those investments was approximately 4.9%. We expect that income from these investments may decrease in fiscal 2008 as compared to fiscal 2007 due to an expected lower average balance of invested funds and a lower average yield.

•	In June 2003, we completed a private placement with three large institutional investors. We received approximately $13,898,000 in net proceeds after deducting costs and expenses. The investors purchased 1,500,000 shares of our common stock at $10.00 per share and were issued two-year warrants which expired in 2005 to purchase up to an aggregate of 375,000 shares of our common stock at a price of $15 per share. In addition to the cash offering costs of $1,102,000, the placement agent in the offering was issued five-year warrants to purchase up to an aggregate of 150,000 shares at $12.00 per share, which expire in June 2008.

•	In January 2004, we received gross proceeds of approximately $24,200,000 from the sale of 2,755,695 shares of our common stock and net proceeds of approximately $22,359,000 after the deduction of fees and expenses, pursuant to a shelf registration statement on Form S-3 filed with the Securities and Exchange Commission in October 2003, allowing us to sell up to $50,000,000 of our common stock, debt securities and/or warrants to purchase our securities.

•	In March 2005, we received gross proceeds of approximately $15,000,000 from the sale of 3,336,117 shares of our common stock and net proceeds of approximately $13,719,000 after the deduction of fees and expenses, pursuant to the shelf registration statement referred to above.

•	In December 2005, we received gross proceeds of approximately $27,284,000 from the sale of 7,475,000 shares of our common stock and net proceeds of approximately $25,205,000 after the deduction of fees and expenses, pursuant to a shelf registration statement on Form S-3 filed with the Securities and Exchange Commission in September 2005, allowing us to sell up to $75,000,000 of our common stock, debt securities and/or warrants to purchase our securities.

•	In February 2008, we entered into a Committed Equity Financing Facility (“CEFF”) with Kingsbridge Capital, pursuant to which Kingsbridge committed to purchase, subject to certain conditions, up to 5,708,035 shares of our common stock or up to an aggregate of $40,000,000 during the next three years. Under the CEFF, we are able to draw down in tranches of up to a maximum of 3.5 percent of our closing market value at the time of the draw down or the alternative draw down amount calculated pursuant to the Common Stock Purchase Agreement whichever is less, subject to certain conditions. The purchase price of these shares is discounted between 5 to 12 percent from the volume weighted average price of our common stock for each of the eight trading days following the election to sell shares. Kingsbridge is not obligated to purchase shares at prices below $1.25 per share or at a price below 85% of the closing share price of our stock in the trading day immediately preceding the commencement of the draw down, whichever is higher. In connection with the CEFF, we issued a warrant to Kingsbridge to purchase 250,000 shares of our common stock at a price of $2.74 per share exercisable beginning six months after February 19, 2008 for a period of five years thereafter.

The actual and planned uses of proceeds from all of the above financings include the continued development of our two lead compounds, ZYBRESTAT and OXi4503, in oncology and ophthalmology.

We expect to continue to pursue strategic alliances and consider collaborative development opportunities that may provide us with access to organizations that have capabilities and/or products that are complementary to our own as well as program structured financing facilities, in order to continue the development of our potential product candidates.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments, including those related to intangible assets. We base our estimates on historical experience and on various other factors that are believed to be appropriate under the circumstances, the results of which form the basis for making the judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

While our significant accounting policies are more fully described in Note 1 to our financial statements included in this report, we believe the following accounting policies are most critical to aid in fully understanding and evaluating our reported financial results.

Available-for-Sale Securities

We view our marketable securities as available for use in our current operations, and accordingly designate our marketable securities as available-for-sale. Available-for-sale securities are carried at fair value with the unrealized gains and losses, net of tax, if any, reported as accumulated other comprehensive income (loss) in stockholders’ equity. We review the status of the unrealized gains and losses of our available-for-sale marketable securities on a regular basis. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in investment income. Interest and dividends on securities classified as available-for-sale are included in investment income. Securities in an unrealized loss position deemed not to be other-than-temporarily impaired, due to management’s positive intent and ability to hold the securities until anticipated recovery, with maturation greater than twelve months are classified as long-term assets.

Accrued Clinical Costs

We charge all research and development expenses, both internal and external costs, to operations as incurred. Currently, greater than 50% of our research and development costs represent expenses incurred from the engagement of outside professional service organizations, product manufacturers and consultants associated with the development of our potential product candidates. We recognize expense associated with these arrangements based on the completion of activities as specified in our contracts with them. Costs incurred under fixed fee contracts are accrued ratably over the contract period absent any knowledge that the services will be performed other than ratably. Costs incurred under contracts with clinical trial sites and principal investigators are generally accrued on a patients-treated basis consistent with the terms outlined in the contract. In determining costs incurred on some of these programs, we take into consideration a number of factors, including estimates and input provided by our internal program managers. Upon termination of such contracts, we are normally only liable for costs incurred or committed to date. As a result, accrued research and development expenses represent our estimated contractual liability to outside service providers at any of the relevant times.

Impairment of Long-lived Assets

On August 2, 1999, we entered into an exclusive license for the commercial development, use and sale of products or services covered by certain patent rights owned by Arizona State University. The present value of the amount payable under the license agreement has been capitalized based on a discounted cash flow model and is being amortized over the term of the agreement (approximately 15.5 years). We review this asset for impairment if indicators of impairment are present using an undiscounted net cash flows approach, in accordance with the Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-lived Assets (“SFAS 144”). SFAS 144 requires that if the undiscounted cash flows of an intangible asset are less than the carrying value of an intangible asset, an impairment is to be recognized in earnings equal to the amount by which the carrying value of the asset exceeds its fair value. Differences in estimates used in assessing the recoverability of these assets could result in impairment charges, which could have a material impact on our results of operations. To date, we have not recorded any impairment in this recorded asset since our initial capitalization.

Stock-Based Compensation

Effective January 1, 2006, we adopted Statement of Financial Accounting Standard No. 123R (SFAS 123R), Share-Based Payment, which requires the expense recognition of the estimated fair value of all share based payments issued to employees. Prior to the adoption of SFAS 123R, the estimated fair value associated with such awards was not recorded as an expense, but rather was disclosed in a footnote to our financial statements.

The valuation of employee stock options is an inherently subjective process, since market values are generally not available for long-term, non-transferable employee stock options. Accordingly, an option pricing model is utilized to derive an estimated fair value. In calculating the estimated fair value of our stock options, we use the Black-Scholes pricing model, which requires the consideration of the following six variables for purposes of estimating fair value:

•	the stock option exercise price,

•	the expected term of the option,

•	the grant date price of our common stock, which is issuable upon exercise of the option,

•	the expected volatility of our common stock,

•	the expected dividends on our common stock (we do not anticipate paying dividends in the foreseeable future), and

•	the risk free interest rate for the expected option term

Stock Option Exercise Price and Grant Date Price of our common stock — The closing market price of our common stock on the date of grant.

Expected Term — The expected term of options represents the period of time for which the options are expected to be outstanding and is based on an analysis of historical behavior of option plan participants over time.

Expected Volatility — The expected volatility is a measure of the amount by which our stock price is expected to fluctuate during the term of the options granted. We determine the expected volatility based on the historical volatility of our common stock over a period commensurate with the option’s expected term.

Expected Dividends — We have never declared or paid any cash dividends on our common stock and do not expect to do so in the foreseeable future. Accordingly, we use an expected dividend yield of zero to calculate the grant date fair value of a stock option.

Risk-Free Interest Rate — The risk-free interest rate is the implied yield available on U.S. Treasury issues with a remaining life consistent with the option’s expected term on the date of grant.

Of the variables above, the selection of an expected term and expected stock price volatility are the most subjective. The majority of the stock option expense recorded in fiscal 2007 relates to continued vesting of stock options and restricted stock that were granted prior to January 1, 2006. In accordance with the transition provisions of SFAS 123R, the grant date estimates of fair value associated with prior awards, which were also calculated using the Black-Scholes option pricing model, have not been changed. The specific valuation assumptions that were utilized for purposes of deriving an estimate of fair value at the time that prior awards were issued are as disclosed in our annual reports on Form 10-K, as filed with the SEC.

Upon adoption of SFAS 123R, we were also required to estimate the level of award forfeitures expected to occur and record compensation expense only for those awards that are ultimately expected to vest. This requirement applies to all awards that are not yet vested, including awards granted prior to January 1, 2006. Accordingly, we performed a historical analysis of option awards that were forfeited prior to vesting, and ultimately recorded total stock option expense that reflected this estimated forfeiture rate. In our calculation, we segregated participants into two distinct groups, (1) directors and officers and (2) employees. This analysis is re-evaluated quarterly and the forfeiture rate is adjusted as necessary. During the fourth quarter of 2007, we adjusted the forfeiture rate from 0% to 10% for the directors and officers group. The adjustment was based on review of historical data of actual forfeiture experience of this group. This resulted in a reduction to stock-based compensation of $314,000 in fiscal 2007 for retroactively increasing the forfeiture rate from 0% to 10%. Ultimately, the actual expense recognized over the vesting period will only be for those shares that vest. Changes in the inputs and assumptions, as described above, can materially affect the measure of estimated fair value of our share-based compensation.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) SFAS No. 141 (revised 2007), entitled “Business Combinations”. SFAS 141R will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 141R is effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS 141R to have a material effect on its financial position or results of operations.

In December 2007, the Emerging Issues Task Force (“EITF”) issued EITF 07-1 entitled “Accounting for Collaborative Arrangements.” EITF 07-1 defines collaboration arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. EITF 07-1 is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of EITF 07-1 to have a material effect on its financial position or results of operations.

In June 2007, the Emerging Issues Task Force (“EITF”) issued EITF 07-3 entitled “Accounting for Nonrefundable Advance Payments for Goods or Services Received for Future Research and Development Activities.” This Issue provides guidance on whether nonrefundable advance payments for goods or services that will be used or rendered for research and development activities should be expensed when the advance payment is made or when the research and development activity has been performed. EITF 07-3 is effective for new contracts entered into after January 1, 2008. We do not expect the adoption of EITF 07-3 to have a material effect on our financial position or results of operations.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) SFAS No. 159, entitled “Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). This Statement is an amendment to SFAS No. 115, Accounting for certain investment in debt and equity securities. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS 159 to have a material effect on our financial position or results of operations.

In September, 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) SFAS No. 157, entitled “Fair Value Measurements” (SFAS 157). This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS 157 to have a material effect on our financial position or results of operations.

RESULTS OF OPERATIONS

Years ended December 31, 2007 and 2006

Revenues

During the year ended December 31, 2007, we recognized approximately $12,000 in licensing revenue in connection with the license of our nutritional and diagnostic technology. We did not recognize any licensing revenue during the year ended December 31, 2006. Future revenues, if any, from this license agreement are expected to be minimal.

Our future revenues will depend upon our ability to establish collaborations with respect to, and generate revenues from products currently under development by us. We expect that we will not generate meaningful revenue in fiscal 2008 unless and until we enter into new collaborations providing for funding through the payment of licensing fees and up-front payments.

Costs and Expenses

The following table summarizes our operating expenses for the periods indicated, in thousands and as a percentage of total expenses:

	2007		2006
		% of Total		% of Total	Increase
		Operating		Operating	(Decrease)
	Amount	Expenses	Amount	Expenses	Amount	%

Research and development	$14,130	63%	$10,816	60%	$3,314	31%
General and administrative	8,155	37%	7,100	40%	1,055	15%

Total operating expenses	$22,285	100%	$17,916	100%	$4,369	24%

We expect that as we continue to develop our two lead potential product candidates, ZYBRESTAT and OXi4503, the percentage of research and development expenses to total operating expenses will continue to increase.

Research and development expenses

The table below summarizes the most significant components of our research and development expenses for the periods indicated, in thousands and as a percentage of total research and development expenses and provides the changes in these components and their percentages:

	2007		2006
		% of Total		% of Total	Increase
		Operating		Operating	(Decrease)
	Amount	Expenses	Amount	Expenses	Amount	%

External services	$9,552	68%	$6,064	56%	$3,488	58%
Employee compensation and related	3,939	28%	4,007	37%	(68)	(2)%
Stock-based compensation	320	2%	473	4%	(153)	(32)%
Other	319	2%	272	3%	47	17%

Total research and development	$14,130	100%	$10,816	100%	$3,314	31%

External services expenses are comprised of costs incurred for consultants, contractors and outside service providers that assist in the management and support of our development programs. The increase in these costs in fiscal 2007 over fiscal 2006 is attributable to the further development of our two primary potential product candidates, ZYBRESTAT in both oncology and ophthalmology and OXi4503 in oncology. In particular, in June 2007, we initiated our Phase II/III trial of ZYBRESTAT in the treatment of anaplastic thyroid cancer, a multi-center, 180 patient clinical trial. This is the largest clinical trial we have undertaken to date. In addition, we initiated a clinical trial of ZYBRESTAT in combination with bevacizumab (Avastin®) in late November 2006, and such trial was ongoing for all of fiscal 2007.

Decreases in both employee compensation and related expenses as well as stock-based compensation expense is attributable to a decrease in the average number of employees in fiscal 2007 over fiscal 2006.

We expect that with the continued development of our two lead candidates, ZYBRESTAT and OXi4503 in oncology and ophthalmology, as well as our discovery efforts for novel compounds, our research and development expenses will continue to increase. As a result, we expect that the percentage of external services expenses to total research and development expenses will continue to increase as well.

General and administrative expenses

The table below summarizes the most significant components of our general and administrative expenses for the periods indicated, in thousands and as a percentage of total general and administrative expenses and provides the changes in these components and their percentages:

	2007		2006
		% of Total		% of Total	Increase
		Operating		Operating	(Decrease)
	Amount	Expenses	Amount	Expenses	Amount	%

Employee compensation and related	$2,574	32%	$2,137	30%	$437	20%
Stock-based compensation	1,472	18%	1,392	20%	80	6%
Consulting and professional services	2,326	28%	1,994	28%	332	17%
Facilities related	727	9%	561	8%	166	30%
Other	1,056	13%	1,016	14%	40	4%

Total general and administrative	$8,155	100%	$7,100	100%	$1,055	15%

Approximately 50% of the overall increase in general and administrative expenses in fiscal 2007 over fiscal 2006 is attributable to employee compensation and related expenses and stock-based compensation. Although the average number of employees decreased from 2006 to 2007, the increase in such expense is due to payments and awards made in 2007 in accordance with executive employment agreements and the addition of a senior level executive in 2007, as we continue to build and develop our administrative capabilities to appropriately support our development programs. The increase in consulting and professional services expense is due to additional advisory services as we support the continued advancement of our development programs. The increase in facilities related expense is due to the establishment of office space in the San Francisco area in 2007.

We expect that we will continue to incur general and administrative expenses at an appropriate level to support the ongoing development of our potential product candidates and to meet the requirements of being a public company.

Other Income and Expenses

Investment income decreased by approximately $547,000, or 22%, in fiscal 2007, compared to fiscal 2006, primarily due to lower average cash, cash equivalents and available-for-sale marketable securities balances during the respective periods offset in part by higher average interest rates and returns on investments.

Tax Matters

As of December 31, 2007, we had net operating loss carry-forwards of approximately $130,685,000 for U.S. income tax purposes, which expire through 2027. Due to the degree of uncertainty related to the ultimate use of these loss carry-forwards, we have fully reserved this future benefit. Additionally, the future utilization of the U.S. net operating loss carry-forwards is subject to limitations under the change in stock ownership rules of the Internal Revenue Service. The valuation allowance increased by approximately $8,485,000 and approximately $6,483,000 for the years ended December 31, 2007 and 2006, respectively, due primarily to the increase in net operating loss carry-forwards.

Years ended December 31, 2006 and 2005

Revenues

We did not recognize any licensing revenue during the fiscal year ended December 31, 2006 and recognized licensing revenue of approximately $1,000 during the fiscal year ended December 31, 2005. These amounts were received in connection with the license of our nutritional and diagnostic technology.

Costs and Expenses

The following table summarizes our operating expenses for the periods indicated, in thousands and as a percentage of total expenses:

	2006		2005
		% of Total		% of Total	Increase
		Operating		Operating	(Decrease)
	Amount	Expenses	Amount	Expenses	Amount	%

Research and development	$10,816	60%	$7,098	54%	$3,718	52%
General and administrative	7,100	40%	5,951	46%	1,149	19%

Total operating expenses	$17,916	100%	$13,049	100%	$4,867	37%

Research and development expenses

The table below summarizes the most significant components of our research and development expenses for the periods indicated, in thousands and as a percentage of total research and development expenses and provides the changes in these components and their percentages:

	2006		2005
		% of Total		% of Total	Increase
		Operating		Operating	(Decrease)
	Amount	Expenses	Amount	Expenses	Amount	%

External services	$6,064	56%	$4,394	62%	$1,670	38%
Employee compensation and related	4,007	37%	2,418	34%	1,589	66%
Stock-based compensation	473	4%	76	1%	397	522%
Other	272	3%	210	3%	62	30%

Total research and development	$10,816	100%	$7,098	100%	$3,718	52%

Increases in both employee compensation and related expenses and external services-related expenses in fiscal 2006 account for 88% of the increase in research and development expenses overall. The increase in employee compensation and related costs is attributable to both a restructuring charge of approximately $468,000 in the third quarter of fiscal 2006 and an increase in the average number of employees in fiscal 2006 over fiscal 2005 of approximately 30%. The purpose of the restructuring was primarily to streamline our clinical development operations in order to improve the effectiveness of efforts to develop our potential product candidates.

External services expenses are comprised of costs incurred for consultants and contractors that assist in the management and support of our development programs. The increase in these costs in fiscal 2006 over fiscal 2005 is attributable to the further development of our two primary potential product candidates, ZYBRESTAT in both oncology and ophthalmology and OXi4503 in oncology. The increase in stock-based compensation expense is attributable to the adoption of SFAS 123R in 2006 requiring the recognition of an expense for all stock-based compensation awards.

General and administrative expenses

The table below summarizes the most significant components of our general and administrative expenses for the periods indicated, in thousands and as a percentage of total general and administrative expenses and provides the changes in these components and their percentages:

	2006		2005
		% of Total		% of Total	Increase
		Operating		Operating	(Decrease)
	Amount	Expenses	Amount	Expenses	Amount	%

Employee compensation and related	$2,137	30%	$1,384	23%	$753	54%
Stock-based compensation	1,392	20%	232	4%	1,160	500%
Consulting and professional services	1,994	28%	2,889	49%	(895)	(31)%
Facilities related	561	8%	639	11%	(78)	(12)%
Other	1,016	14%	807	13%	209	26%

Total general and administrative	$7,100	100%	$5,951	100%	$1,149	19%

The single largest increase in general and administrative expenses in fiscal 2006 from fiscal 2005 related to stock-based compensation. This increase was due to our adoption of SFAS 123R in 2006 as well as recognition of a full year of expense for restricted stock granted in the fourth quarter of 2005. SFAS 123R requires the recognition of an expense for all stock-based compensation awards. The increase in employee compensation and related expenses is attributable to costs of approximately $332,000 in the second quarter of 2006 in connection with a change in senior management and an increase in average number of employees of approximately 18% in fiscal 2006 over fiscal 2005. This was offset by a decrease in consulting and professional services costs primarily in connection with market analysis work performed in fiscal 2005 and not repeated in fiscal 2006.

Other Income and Expenses

Investment income increased by approximately $1,367,000, or 120%, in fiscal 2006, compared to fiscal 2005, primarily due to higher average interest rates and returns on investments and, to a lesser extent, higher average cash, cash equivalents and available-for-sale marketable securities balances during the respective periods.

LIQUIDITY AND CAPITAL RESOURCES

To date, we have financed our operations principally through net proceeds received from private and public equity financing. We have experienced net losses and negative cash flow from operations each year since our inception, except in fiscal 2000. As of December 31, 2007, we had an accumulated deficit of approximately $137,801,000. We expect to incur increased expenses, resulting in losses, over at least the next several years due to, among other factors, our continuing clinical trials and anticipated research and development activities. We had cash, cash equivalents and available-for-sale securities of approximately $28,438,000 at December 31, 2007.

The following table summarizes our cash flow activities for the periods indicated, in thousands:

	Years Ended December 31,
	2007	2006	2005

Operating activities:
Net loss	$(20,389)	$(15,457)	$(11,909)
Non-cash adjustments to net loss	1,912	1,921	588
Changes in operating assets and liabilities	1,293	233	823

Net cash used in operating activities	(17,184)	(13,303)	(10,498)
Investing activities:
Net (increase) decrease in available-for-sale securities	10,275	(3,576)	(11,988)
Purchase of furniture, fixtures and equipment	(95)	(194)	(112)
Other	(156)	5	(37)

Net cash provided by (used in) investing activities	10,024	(3,765)	(12,137)
Financing activities:
Proceeds from issuance of common stock	—	411	38,934
Other	—	—	57

Net cash provided by financing activities	—	411	38,991

Increase (Decrease) in cash and cash equivalents	(7,160)	(16,657)	16,356
Cash and cash equivalents at beginning of year	15,687	32,344	15,988
Cash and cash equivalents at end of year	$8,527	$15,687	$32,344

Approximately 90% or $1,792,000, of the non-cash adjustments to net loss relates to compensation expense from the issuance of options and restricted stock. Changes in operating assets for fiscal 2007 include an increase in accounts payable and accrued liabilities of $1,078,000.

In February 2008, we entered into the CEFF with Kingsbridge, pursuant to which Kingsbridge committed to purchase, subject to certain conditions, up to 5,708,035 shares of our common stock or up to an aggregate of $40,000,000 during the next three years. Under the CEFF, we are able to draw down in tranches of up to a maximum of 3.5 percent of our closing market value at the time of the draw down or the alternative draw down amount calculated pursuant to the Common Stock Purchase Agreement whichever less, is subject to certain conditions. The purchase price of these shares is discounted between 5 to 12 percent from the volume weighted average price of our common stock for each of the eight trading days following the election to sell shares. Kingsbridge is not obligated to purchase shares at prices below $1.25 per share or at a price below 85% of the closing share price of our stock in the trading day immediately preceding the commencement of a draw down, whichever is higher. In connection with the CEFF, we issued a warrant to Kingsbridge to purchase 250,000 shares of our common stock at a price of $2.74 per share exercisable beginning six months after February 19, 2008 and for a period of five years thereafter.

Our anticipated cash requirement for fiscal 2008 is expected to be between $22,000,000 and $28,000,000. Our cash utilization amount is highly dependent on the progress of our potential product development programs, particularly the rate of recruitment of patients in our human clinical trials, much of which is not within our control as well as the timing of hiring development staff to support our product development plans. We expect to augment our cash, cash equivalent and marketable securities balances as of December 31, 2007 of $28,438,000 with the utilization of our newly implemented CEFF as well as through other forms of capital infusion. With such resources we expect to satisfy our cash requirements at least through the first quarter of fiscal 2009. Our primary anticipated uses of funds during the 2008 fiscal year involve the preclinical and clinical development of our product candidates under development. Our cash requirements may vary materially from those now planned for or anticipated by management due to numerous risks and uncertainties. These risks and uncertainties include, but are not limited to: the progress of and results of our pre-clinical testing and clinical trials of our VDAs and OQPs under development, including ZYBRESTAT, our lead compound, and

OXi4503; the progress of our research and development programs; the time and costs expended and required to obtain any necessary or desired regulatory approvals; the resources, if any, that we devote to developing manufacturing methods and advanced technologies; our ability to enter into licensing arrangements, including any unanticipated licensing arrangements that may be necessary to enable us to continue our development and clinical trial programs; the costs and expenses of filing, prosecuting and, if necessary, enforcing our patent claims, or defending ourselves against possible claims of infringement by us of third party patent or other technology rights; the costs of commercialization activities and arrangements, if any, undertaken by us; and, if and when approved, the demand for our products, which demand is dependent in turn on circumstances and uncertainties that cannot be fully known, understood or quantified unless and until the time of approval, for example the range of indications for which any product is granted approval.

In addition to equity capital financing, we continue to aggressively pursue other forms of capital infusion including strategic alliances with organizations that have capabilities and/or products that are complementary to our own, as well as program structured financing facilities in order to continue the development of our potential product candidates.

If our existing funds are not sufficient to continue operations, we would be required to seek additional funding and/or take other measures. There can be no assurance that additional financing will be available on acceptable terms when needed, if at all.

In the event that all of the capital infusion initiatives discussed above are unsuccessful and should we be unable to sell shares under the CEFF due to the limitations contained in the CEFF agreement by the end of our fiscal 2008 second quarter, we are prepared to implement cost reduction measures. These cost reduction measures would include the cessation or delay of at least two of the current or planned clinical studies of ZYBRESTAT and other supporting projects, the reduction and delay in hiring of development and administrative staff, the cessation of our preclinical study of our in-licensed antibody protein — OXiMAb-24A, the delay or reduction in early stage development efforts in research with respect to our second-generation VDA, OXi4503, and the reduction of certain employee incentive programs.

Contractual Obligations

The following table presents information regarding our contractual obligations and commercial commitments as of December 31, 2007 in thousands:

	Payments Due by Period
		Less Than	1-3	4-5	After 5
	Total	1 Year	Years	Years	Years

Clinical development and related commitments	$6,637	$6,289	$348	$—	$—
Operating leases	1,504	716	788	—	—

Total contractual cash obligations	$8,141	$7,005	$1,136	$—	$—

Payments under clinical development and related commitments are based on the completion of activities as specified in the contract. The amounts in the table above assume the successful completion, by the third-party contractor, of all of the activities contemplated in the agreements. In addition, not included in operating leases above, is sublease income which totals approximately $143,000 for fiscal 2008.

Our primary drug development programs are based on a series of natural products called Combretastatins. In August 1999, we entered into an exclusive license for the commercial development, use and sale of products or services covered by certain patent rights owned by Arizona State University. This agreement was subsequently amended in June 2002. From the inception of the agreement through December 31, 2007, we have paid a total of $2,500,000 in connection with this license. The agreement provides for additional payments in connection with the license arrangement upon the initiation of certain clinical trials or the completion of certain regulatory approvals, which payments could be accelerated upon the achievement of certain financial milestones, as defined in the agreement. The license agreement also provides for additional payments upon our election to develop certain additional compounds, as defined in the agreement. Future milestone payments under this agreement could total $200,000. We are also required to pay royalties on future net sales of products associated with these patent rights.

In March 2007, we entered into an exclusive license agreement for the development and commercialization of products covered by certain patent rights owned by Intracel Holdings, Inc., a privately held corporation. We paid Intracel $150,000 in March 2007 as an up-front license fee that provides full control over the development and commercialization of an anti-B-cell monoclonal antibody therapeutic, OXiMAb-24A. We expensed the up-front payment to research and development expense. The agreement provides for additional payments to Intracel based on the achievement of certain clinical milestones and royalties. These potential additional payments are not included in the contractual obligation table presented above due to their contingent nature.

Quantitative and Qualitative Disclosures about Market Risk

At December 31, 2007, we did not hold any derivative financial instruments, commodity-based instruments or other long-term debt obligations. We have adopted an Investment Policy, the primary objectives of which are to preserve principal, maintain proper liquidity to meet operating needs and maximize yields while preserving principal. Although our investments are subject to credit risk, we follow procedures to limit the amount of credit exposure in any single issue, issuer or type of investment. Our investments are also subject to interest rate risk and will decrease in value if market interest rates increase. However, due to the conservative nature of our investments and relatively short duration, we believe that interest rate risk is mitigated. Our cash and cash equivalents are maintained in U.S. dollar accounts. Although we conduct a number of our trials and studies outside of the United States, we believe our exposure to foreign currency risk to be limited as the arrangements are in jurisdictions with relatively stable currencies.

BUSINESS

INTRODUCTION

OXiGENE, Inc. (“OXiGENE” or the “Company”) is a clinical-stage, biopharmaceutical company developing novel therapeutics to treat cancer and eye diseases. The Company’s primary focus is the development and commercialization of product candidates referred to as vascular disrupting agents (VDAs) that selectively disrupt abnormal blood vessels associated with solid tumor progression and visual impairment in a number of ocular diseases, which are characterized by abnormal blood vessel growth. Because its VDA product candidates act via a validated therapeutic mechanism, inhibition of blood flow to tumors and neovascular lesions within the eye, the Company believes the risk associated with its drug development programs is lower than that of other agents that act via unvalidated therapeutic mechanisms.

OXiGENE’s most advanced therapeutic product candidate, ZYBRESTATtm (generic name fosbretabulin, previously known as combretastatin A4 phosphate or CA4P), is currently being evaluated in a Phase II/III pivotal registration study as a potential treatment for anaplastic thyroid cancer, a highly aggressive and lethal malignancy for which there are currently no approved therapeutics and extremely limited treatment options. In addition, ZYBRESTAT is being evaluated in Phase Ib and II clinical trials, in combination with established cancer treatment modalities, as a potential treatment for other solid tumors, including non-small cell lung cancer (NSCLC), platinum resistant ovarian cancer, and head-and-neck cancer. Based upon preclinical results first published by its collaborators in the November 2007 online issue of the journal Blood, OXiGENE believes that ZYBRESTAT and its other VDA product candidates may also have utility in the treatment of hematological malignancies or “liquid tumors.”

In addition to developing ZYBRESTAT as an intravenously administered therapy for cancer indications, OXiGENE is developing a topical formulation of ZYBRESTAT for ophthalmological diseases and conditions, such as age-related macular degeneration (AMD) that are characterized by abnormal blood vessel growth within the eye that results in loss of vision. The Company believes that a safe, effective, convenient topically-administered anti-vascular therapeutic would have advantages over currently-approved anti-vascular, ophthalmological therapeutics, which must be injected directly into patients’ eyes on a frequent basis. In addition to having potential utility for treating ocular diseases and conditions such as AMD that affect tissues such as the choroid in the back of the eye, the Company believes that a topical ophthalmological formulation of ZYBRESTAT could also have utility for the treatment of other ocular diseases and conditions that affect tissues in the front of the eye, such as the cornea and iris, and are characterized by abnormal growth of blood vessels, or neovascularization. The Company currently anticipates initiating human clinical studies with a topical formulation of ZYBRESTAT in an ophthalmological indication in 2008.

OXiGENE is currently evaluating a second-generation VDA product candidate, OXi4503, in a Phase I clinical trial in patients with advanced solid tumors. The Company refers to OXi4503 as an ortho-quinone prodrug. In preclinical studies, OXi4503 has shown potent anti-tumor activity, both as a single-agent and in combination with other cancer treatment modalities. The Company believes that OXi4503 is differentiated from other VDAs by its ability to exert (i) potent vascular disrupting effects on tumor vasculature; and (ii) direct cytotoxic effects on tumor cells in a tumor-preferential fashion.

Finally, under a sponsored research agreement with Baylor University, the Company is pursuing discovery and development of novel, small-molecule therapeutics for the treatment of cancer that it believes will be complementary with its later-stage VDA product candidates.

VDA Background

OXiGENE’s VDA drug development programs are based on a series of natural products called Combretastatins, which were originally isolated from the African bush willow tree (Combretum caffrum) by researchers at Arizona State University (ASU). ASU has granted the Company an exclusive, worldwide, royalty-bearing license with respect to the commercial rights to particular Combretastatins. Through in vitro and in vivo testing, it has been established that certain Combretastatins exert anti-tumor effects in both solid and liquid tumors by selectively (i) disabling newly-formed abnormal blood vessels that provide oxygen to and carry metabolic waste away from solid tumors; and (ii) disrupting key cell-to-cell functional and adhesion proteins that tumor blood vessels and leukemia cells utilize for stabilization. Via these mechanisms, OXiGENE’s VDA therapeutic candidates can exert dramatic effects on the shape and structural integrity of newly formed vascular endothelial cells. Vascular endothelial cells are the flat and elongated cells that form the walls of blood vessels; as these endothelial cells grow and divide, new blood vessels are formed.

In vitro studies have demonstrated that ZYBRESTAT (fosbretabulin) acts in a reversible fashion on a protein called tubulin inside the newly-formed and growing endothelial cells. By binding to the tubulin, ZYBRESTAT is able to collapse the structural framework that maintains the cells’ flat shape. When this occurs, the shape of the cells changes from flat to round, initiating a cascade of events resulting in physical blockage of the blood vessels. The resulting shutdown in blood flow then deprives tumor cells of the oxygen and nutrients necessary for maintenance and growth and also prevents tumor cells from being able to excrete toxic metabolic waste products. The consequence of the blockage is extensive tumor cell death, as demonstrated in animal studies.

Normal healthy tissues in the body have few actively growing endothelial cells. These normal, blood vessel endothelial cells have matured, and have much greater supporting structures such as pericytes and smooth muscle cells. They do not depend solely on tubulin for maintenance of their cell shape, and thus are much less susceptible to the effects of ZYBRESTAT. Because of this, ZYBRESTAT appears to have very high selectivity for abnormal blood vessels.

Preclinical research, published in the November 2005 issue of the Journal of Clinical Investigation, showed that ZYBRESTAT also disrupts the molecular engagement of VE-cadherin, a junctional protein important for endothelial cell survival and function. The authors of the research article conclude that this effect only occurs in endothelial cells which lack contact with smooth muscle cells, a known feature of abnormal vasculature associated with tumors and other disease processes. The disengagement of VE-cadherin leads to endothelial cell detachment, which in turn, can cause permanent physical blockage of vessels. These two complementary mechanisms can block the flow of blood to a tumor and deprive it of oxygen and nutrients essential to its survival.

In addition, preclinical research first published in the November 2007 online issue of the journal Blood, indicate that ZYBRESTAT has potent effects against acute leukemia in both in vitro and in vivo models. The Company believes these data suggest that its VDA product candidates may also have clinical utility in the treatment of liquid tumors, and, in collaboration with its advisors, the Company is considering potential avenues for developing its VDA product candidates as treatments for liquid tumors.

VDAs are distinguishable from anti-angiogenesis agents, which attempt to prevent the formation of new tumor blood vessels, in that VDAs directly target the blood vessels that have already formed within tumors. OXiGENE believes that anti-angiogenesic drug products may prevent the continued growth of tumors but may not directly result in the death of existing cancer cells. In contrast, OXiGENE’s preclinical studies have shown that VDAs rapidly reduce blood flow within the tumor, thereby causing rapid and extensive tumor cell death. Moreover, because VDAs affect the central regions of the tumor, they may have the potential to enhance the effectiveness of currently available cancer therapies. In preclinical studies and an ongoing Phase Ib clinical study evaluating ZYBRESTAT in combination with the approved anti-angiogenic drug, bevacizumab, OXiGENE and its collaborators have observed that the combination of a VDA and an anti-angiogenic agent demonstrates enhanced activity against tumors.

OXiGENE has developed two distinct classes of therapeutic candidates that are based on Combretastatins: (i) VDAs, including ZYBRESTAT, which the Company is developing for both oncology and ophthalmology indications; and (ii) a sub-class of VDAs that it refers to as ortho-quinone prodrugs, which includes OXi4503, that the Company is developing for oncology indications.

Our Development Programs and Product Candidates

The following table outlines the ongoing and planned clinical development programs for our current product candidates:

ZYBRESTAT for Oncology — Intravenous

Indication	Combination Therapies	Sponsor	Phase	Status

Anaplastic Thyroid	Carboplatin/paclitaxel	OXiGENE	Pivotal Registration	Enrolling
Cancer			Phase II/III
Platinum-resistant	Carboplatin/paclitaxel	UK CTC	Phase II	Enrolling
Ovarian Cancer
Refractory Tumors	Bevacizumab	OXiGENE	Phase Ib	Enrollment complete
Refractory Tumors (head and neck cancer)	Radiotherapy ± cetuximab	Cancer Research UK	Phase Ib	Enrolling
Non-Small Cell Lung Cancer	Carboplatin/paclitaxel/ bevacizumab	OXiGENE	Phase II	Enrolling

ZYBRESTAT for Ophthalmology — Topical

Indication	Regimen	Sponsor	Phase	Status

Ophthalmological disease/condition characterized by abnormal neovascularization leading to vision loss	To be determined	OXiGENE	Phase I/IIa	Planned for Mid 2008

OXi4503 for Oncology — Intravenous

Indication	Regimen	Sponsor	Phase	Status

Refractory Tumors	Monotherapy	Cancer Research UK	Phase I	Enrolling

ZYBRESTAT Oncology

ZYBRESTAT (fosbretabulin) is OXiGENE’s lead VDA product candidate. In the field of oncology, five clinical trials evaluating ZYBRESTAT for the treatment of advanced solid tumor cancers have been completed and more than 300 patients have been dosed with ZYBRESTAT, either as a monotherapy or in combination with other cancer treatment modalities. Based on clinical results to date, OXiGENE believes that the safety profile of ZYBRESTAT in oncology appears favorable and may confer an advantage over currently-marketed anti-angiogenic agents.

ZYBRESTATtm, administered intravenously, is currently being evaluated in a 180-patient, controlled, randomized pivotal registration study, initiated in July 2007, pursuant to a Special Protocol Assessment (SPA) agreement with the U.S. Food and Drug Administration (FDA), as a potential treatment for anaplastic thyroid cancer (ATC). Anaplastic thyroid cancer, which afflicts an estimated 1,000 to 4,000 people per year in the United States and Europe, is a highly aggressive and lethal malignancy for which therapeutic options are limited and there are no approved therapies. The primary endpoint for the pivotal registration study is overall survival, and the study design incorporates a planned interim analysis, which the Company currently anticipates will occur in mid-2009, upon occurrence of approximately half of a pre-specified number of events (deaths). Depending upon the results observed at the planned interim analysis, which will be conducted by an independent Data Safety Monitoring Committee, the study may be (i) continued as planned; (ii) stopped for overwhelming efficacy; or (iii) increased in size, with respect to the number of patients to be enrolled in the study, in order to increase the probability of observing a positive effect on overall survival.

The Company believes that preclinical and clinical trial results to date support development of ZYBRESTAT for ATC. In Phase I and II clinical trials conducted by OXiGENE or its collaborators, three of seven ATC patients responded to or achieved disease stabilization with ZYBRESTAT therapy, with one pathologically-confirmed ATC patient achieving a durable complete response (i.e., cure) after treatment with ZYBRESTAT monotherapy. Individual subjects with metastatic papillary or metastatic medullary thyroid cancer have also responded or achieved disease stabilization when treated with ZYBRESTAT. In a Phase II trial with ZYBRESTAT monotherapy in 26 patients with metastatic ATC, more than 1/3 achieved stable disease, with a median survival which compared favorably with historical median survival data for this disease from the published scientific literature.

In June 2003, FDA granted fast track designation to ZYBRESTAT, for the treatment of regionally advanced and/or metastatic ATC. The FDA’s fast track program is designed to facilitate the development and expedite the review of new drugs intended to treat life-threatening conditions for which there is no approved therapy. The fast track designation applies to the combination of a drug candidate and a specific disease indication.

In July 2003, ZYBRESTAT was awarded orphan drug status by the FDA and the European Commission in European Union for the treatment of advanced ATC and for the treatment of medullary, Stage IV papillary and Stage IV follicular thyroid cancers. Orphan drug designations are granted by the FDA to provide economic incentives to stimulate the research and development of promising product candidates that treat rare diseases. The Orphan Drug Act provides for seven years of market exclusivity from the time of approval to the first sponsor that obtains market approval for an orphan drug-designated product. It also provides tax credits to defray the cost of research conducted to generate the data required for marketing approval, funding to support clinical trials and assistance in designing research studies. In the European Union, Orphan Drug Status confers up to 10 years of market exclusivity from the time of approval and as well allows access to a centralized approval process which may accelerate the approval and commercialization of the orphan-designated drug in all European Union states.

In addition to the ongoing pivotal registration study in anaplastic thyroid cancer, ZYBRESTAT is being evaluated in multiple ongoing oncology clinical trials in combination with other cancer treatment modalities, including chemotherapy, radiation therapy, and targeted therapies (i.e., bevacizumab, an approved anti-angiogenic therapeutic antibody that inhibits VEGF, a key blood-vessel growth factor.) Based on preclinical and clinical trial results to date, the Company believes that combinations of ZYBRESTAT, chemotherapy, radiation therapy, and anti-angiogenic therapeutics such as bevacizumab will have enhanced anti-tumor effects that may result in enhanced clinical benefits for cancer patients. Ongoing and planned clinical trials in which ZYBRESTAT is being evaluated in combination with other cancer treatment modalities are as follows:

•	Phase Ib clinical trial evaluating the combination of ZYBRESTAT and bevacizumab in patients with advanced solid tumors. In October 2007, the Company reported interim results from this trial indicating that the two-drug combination appeared safe and well-tolerated with early signs of clinical benefit and additive effects on tumor blood-flow inhibition. OXiGENE believes that this is the first-ever clinical trial combining a VDA and an anti-angiogenic agent. The Company anticipates reporting final results from this trial in 2008.

•	NSCLC — Phase II, double-blind, placebo-controlled trial evaluating a regimen of ZYBRESTAT + bevacizumab + standard chemotherapy versus bevacizumab + standard chemotherapy in patients with NSCLC. The Company initiated this trial in March 2008.

•	Platinum-resistant ovarian cancer — Phase II Simon two-stage design evaluating ZYBRESTAT in combination with chemotherapy in patients with platinum-resistant ovarian cancer. In December 2007, the Company reported that the primary endpoint for the first stage of this clinical trial had been achieved, and that the trial would continue to the second stage. In the first stage of the trial 3 of 18 patients treated with the ZYBRESTAT + chemotherapy combination achieved partial response, and 7 of the first 11 evaluable patients achieved stable diseases. The regimen appeared to be safe and well-tolerated, with no evidence of gastrointestinal perforations, as were observed in a similar patient population treated with the approved anti-angiogenic agent, bevacizumab. The Company believes that the results from this clinical study, in combination with results reported in November 2005 from a Phase Ib trial of ZYBRESTAT in combination with chemotherapy in ovarian cancer patients (both platinum-sensitive and platinum-resistant disease) provide evidence of an efficacy signal in ovarian cancer.

•	Phase Ib ZYBRESTAT + radiation therapy + cetuximab (anti-EGFR monoclonal antibody) in patients with head and neck solid tumors. The Company anticipates reporting results from this trial in 2008. In addition to the cohorts receiving cetuximab, this study has also included groups of patients with prostate, NSCLC or head and neck cancer who were treated with radiation therapy alone in combination with ZYBRESTAT.

ZYBRESTAT Oncology Business Strategy

OXiGENE believes that the ATC indication potentially offers a route to ZYBRESTAT (fosbretabulin) approval and commercialization in a targeted therapeutic area that is characterized by (i) a relatively small universe of specialty physicians who treat and manage patients; (ii) high unmet medical need; and (iii) the absence of other promoted therapeutic products. These characteristics suggest that the ATC / refractory thyroid cancer market could be effectively addressed with a small specialty commercial organization. In addition to ATC, OXiGENE believes that patients suffering from other forms of refractory thyroid cancer may benefit from treatment with ZYBRESTAT, and the Company is considering options for undertaking clinical trials to further evaluate the therapeutic utility of ZYBRESTAT in other forms of thyroid cancer.

Beyond the thyroid cancer area, the Company believes that ZYBRESTAT may have therapeutic utility in a variety of solid and liquid tumors, and the Company is actively considering partnership options in order to rapidly pursue development and commercialization of ZYBRESTAT in a breadth of oncology indications.

ZYBRESTAT Topical and Its Application in Ophthalmological Indications

Based on results from preclinical and clinical trials, the Company believes that a topically-applied formulation of ZYBRESTAT (e.g., an eyedrop) is feasible and may have clinical utility in the treatment of patients with a variety of ophthalmological diseases and conditions, such as age-related macular degeneration, diabetic retinopathy and neovascular glaucoma, which are characterized by abnormal blood vessel growth and associated loss of vision. In these diseases, the Company believes that ZYBRESTAT can be utilized as a therapeutic to selectively disable the network of abnormally formed existing and emerging blood vessels which infiltrate the back or other parts of the eye and thereby cause severe visual impairment. In addition to having potential utility for treating ocular diseases and conditions such as AMD that affect tissues in the back of the eye, the Company believes that a topical ophthalmological formulation of ZYBRESTAT could also have utility for the treatment of other ocular diseases and conditions that affect tissues in the front of the eye, such as the cornea and iris, and are characterized by abnormal neovascularization.

Although several anti-angiogenic therapeutics have been approved and are marketed for ophthalmological indications in which patients are experiencing active disease, the requirement that they be injected directly into the eye on a repeated basis is a significant limitation that may result in serious side effects. As a result, therapies injected into the eye are typically used only in the subset of patients with active and severe disease; the much larger proportion of patients with nascent and/or less severe disease have limited therapeutic options. OXiGENE believes that a topical formulation of ZYBRESTAT may (i) decrease the requirement for or possibly even replace the use of medications injected into the eye; and (ii) have utility for treating patients with newly developed and/or less severe forms of neovascular ophthalmological diseases and conditions, which could potentially prevent these patients from developing active and/or severe forms of the disease that result in vision loss. Injectable anti-angiogenic therapies are not an appropriate treatment option for many of these patients.

In February 2007, OXiGENE announced that all 23 myopic macular degeneration patients treated with intravenous ZYBRESTAT in a Phase II clinical trial successfully achieved the primary endpoint of the trial, vision stabilization at three months. Based on these results, the Company believes that a topical formulation of ZYBRESTAT is likely to have clinical activity in ophthalmological diseases characterized by abnormal neovascularization, provided the topical formulation can deliver adequate amounts of drug to the relevant target tissues in the eye, (e.g., the retina and choroid in the case of AMD.) In December 2007, OXiGENE announced that topical formulations of ZYBRESTAT administered to rabbits resulted in achievement of drug concentrations in target tissues (i.e., the retina and choroid) that the Company believes are adequate for therapeutic activity. The Company is undertaking studies to confirm these results in primate models. Provided that primate topical administration studies are successful, the Company anticipates submitting an investigational new drug application (IND) or IND equivalent outside the United States by the middle of 2008 that will enable initiation of human clinical trials with a topical formulation of ZYBRESTAT.

The Company believes that a topical formulation of ZYBRESTAT could address unmet medical needs in a number of ophthalmological diseases and conditions that are characterized by abnormal vascularization that results in vision loss, including age-related macular degeneration, myopic macular degeneration, diabetic retinopathy and neovascular glaucoma. Information as to the prevalence of such diseases and conditions, as of 2005, is set forth below:

Indication	Prevalence in United States

Wet age-related macular degeneration	1.5 million patients
Dry age-related macular degeneration	14 million patients
Myopic macular degeneration	100 thousand patients
Proliferation of diabetic retinopathy	2.1 million patients
Neovascular glaucoma	< 100 thousand patients

Ortho-Quinone Prodrugs, or OQPs, i.e. VDAs with tumor-preferential cytotoxicity

The Company is pursuing development of its lead OQP product candidate, OXi4503, as a treatment for cancer.

OXi4503 and Its Application in Oncology

Preclinical research with OXi4503, OXiGENE’s first OQP candidate, suggests that it not only acts as a VDA to shut down tumor blood flow, but can also be metabolized in a tumor-preferential fashion into a compound which could assist with killing the remaining tumor cells at the periphery of the tumor by direct cytotoxic activity against tumor cells. In preclinical studies, OXi4503 has shown potent single-agent anti-tumor activity, and, when administered in combination with other cancer treatment modalities — including chemotherapy, radiation therapy, anti-angiogenic therapy, tyrosine kinase inhibitors, and stem-cell mobilizing therapy — demonstrates enhanced anti-tumor activity. The Company believes that OXi4503 is differentiated from other VDAs by its ability to exert (i) potent vascular disrupting effects on tumor vasculature; and (ii) direct cytotoxic effects on tumor cells in a tumor-preferential fashion.

In December 2004, the United Kingdom regulatory authorities accepted an application from our collaborators, Cancer Research UK, to initiate a dose-escalating Phase I clinical trial of OXi4503 in patients with advanced cancer, and this trial is currently ongoing. In October 2007, our collaborators from Cancer Research UK presented interim data from this trial indicating that OXi4503 was observed to be well tolerated with no dose-limiting toxicity seen to date at dosages corresponding to maximum-tolerated dosages in preclinical studies. In addition, tumor blood flow shutdown and metabolic inactivation were observed with MRI and PET imaging, and disease stabilization (stable disease per RECIST criteria) was achieved in 4 of 20 subjects. The Company anticipates receiving data from this clinical trial in the first half of 2008. Following determination of the safety profile and maximum tolerated dose of OXi4503 in the ongoing Phase I trial, the Company plans to undertake further development of the product candidate, potentially in collaboration with a partner, with future study designs and direction based on review of the Phase I data and results obtained from preclinical studies.

Company Background

The Company is a Delaware corporation, incorporated in 1988 in the state of New York and reincorporated in 1992 in the state of Delaware, with its corporate office in the United States at 230 Third Avenue, Waltham, Massachusetts 02451 (telephone: 781-547-5900; fax: 781-547-6800). We also have offices located at 1001 Bay Hill Drive, San Bruno, California and in the United Kingdom at Magdalen Centre, Robert Robinson Avenue, The Oxford Science Park, Oxford, OX4 4GA. The Company’s Internet address is www.OXiGENE.com. The Company’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, are available to you free of charge through the Investor Relations section of our website as soon as reasonably practicable after such materials have been electronically filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

TECHNOLOGY OVERVIEW

According to Cancer Research UK, a cancer organization in the United Kingdom, nearly 90% of all cancers, more than 200 types, are solid tumors, which are dependent on a continually developing vascular supply for their growth and survival. This naïve vasculature is the focal point of OXiGENE’s research and development program. The Company’s clinical candidates appear to disrupt the function of newly formed abnormal blood vessels that are associated with solid tumors and vision impairment in a variety of eye diseases and conditions characterized by abnormal neovascularization that results in loss of vision. OXiGENE is researching and developing two separate, but related, classes of compounds. The first class of compounds, termed Vascular Disrupting Agents, or VDAs, departs significantly from current approaches to treating cancer. Despite advances in surgery, radiation and chemotherapy, serious problems with these conventional treatments persist: many solid tumors remain incurable, especially when the tumor has metastasized or is a large mass at the time of diagnosis; surgery may not be capable of treating certain tumors because of their location; and chemotherapy and radiation may not be effective in attacking the tissue core of the tumor. In addition, chemotherapy and radiation treatments may damage healthy cells along with cancerous cells, resulting in serious side effects for patients and, in many instances, can also induce drug resistance in the tumor. Therefore, a need exists for novel and highly targeted approaches to fighting cancer.

Anti-tumor VDAs are the focus of much scientific research. VDAs attack a tumor’s life support system, the network of existing and emerging blood vessels, and selectively disrupt the existing blood vessel structures, particularly those within the tumor, creating a rapid and irreversible shutdown of these blood vessels. Preclinical data in sarcoma tumors indicate that in animals with tumor xenografts treated with ZYBRESTAT, those animals that achieve the greatest tumor blood-flow inhibition have the greatest rates of tumor cell deaths. OXiGENE believes that shutting off a tumor’s blood supply is an efficient therapeutic strategy and that there are many advantages to using VDAs.

First, many thousands of tumor cells depend on each blood vessel, and thus, damage to a relatively small number of endothelial cells, which line the blood vessels, could reduce blood flow and trigger a cascade of tumor cell death. Second, the endothelial cells that line the blood vessels and are the primary target of VDAs reside adjacent to the blood stream, and thus, delivery problems that are common with conventional chemotherapy may be overcome by using VDAs. Third, since endothelial cells are not transformed by VDAs and because VDAs appear to disengage VE-cadherin, a protein that holds adjacent endothelial cells together, treatment-resistant mutations are unlikely to emerge. Finally, recent advances in technologies that can accurately measure blood flow in a tumor have allowed OXiGENE to establish early in the clinical trial process whether a VDA has biological activity.

Based on pre-clinical studies and results from early stage clinical trials that show significant anti-tumor activity with VDA therapy, the Company believes that VDAs will be complementary to existing and emerging cancer treatments. As a result, in 2005 OXiGENE broadened its clinical trial pipeline and is currently evaluating ZYBRESTAT in combination with prevalent anti-cancer therapies, such as radiation and chemotherapy, as well as newer, highly-targeted therapies, such as anti-VEGF therapy, in a variety of key indications. These clinical trials are currently in various stages, including Phase Ib, Phase II and Phase III. OXiGENE also continues to conduct preclinical research studies with VDAs. In July 2007, the Company initiated a 180-

patient, controlled, randomized pivotal registration study, pursuant to a Special Protocol Assessment (SPA) agreement with the FDA, as a potential treatment for anaplastic thyroid cancer (ATC).

OXiGENE’s second clinical compound, OXi4503, is a lead compound in a distinct class of clinical candidates called ortho-quinone prodrugs, or OQPs. OQPs exhibit the properties of vascular disrupting agents, but may also be metabolized into a compound that could help to kill the surviving tumor cells at the periphery of the tumor. OXi4503 is currently being evaluated in a Phase I clinical trial for the treatment of solid tumors.

Combretastatin.  Combretastatin compounds are naturally occurring small molecules found in the bark of the African bush willow tree (Combretum caffrum). They were discovered and isolated over a decade ago at ASU. In May 1997, OXiGENE and ASU entered into an option agreement to develop and test Combretastatins. The agreement granted OXiGENE an option to acquire an exclusive, world-wide, royalty-bearing license with respect to the family of Combretastatins’ commercial rights, which OXiGENE exercised and subsequently signed a license agreement with respect to on August 2, 1999. The agreement is to terminate upon expiration of the last patent, in any country, subject to the license or within two months of receipt of written notice of termination from the Company.

OXiGENE’s most clinically advanced compound in the Combretastatin family is ZYBRESTAT. Since its early-stage oncology clinical trials with ZYBRESTAT, which were initiated in the fourth quarter of 1998 and the first quarter of 1999, OXiGENE has made significant strides with the compound’s clinical advancement. Today, ZYBRESTAT is being evaluated in clinical trials both as a monotherapy and in combination with other cancer treatments. ZYBRESTAT is currently in one Phase II/III clinical trial, two Phase II clinical trials, and five Phase Ib or Ib/II clinical trials in various other key cancer indications. The compound is also believed to be the only VDA in a human clinical trial in combination with the anti-angiogenic agent, bevacizumab. Based on the various stages of its clinical development and the breadth of monotherapy and combination treatments being evaluated clinically, OXiGENE believes that ZYBRESTAT is the most advanced VDA candidate currently in clinical development.

In December 2001, the Company announced the selection of OXi4503 as its second clinical compound, and moved forward with preclinical development. Today, OXi4503 is the lead clinical compound in a class of drugs we have termed OQPs. OXi4503 has a profile of activity that appears to be distinct from that of ZYBRESTAT in that it appears to be able to cause tumor regression in a number of experimental tumor models when administered as a single-agent. While ZYBRESTAT has demonstrated the ability to act as a VDA and block blood flow to most central parts of the tumor when it is used alone, tumor regrowth can occur in many cases from a narrow rim of tumor cells surviving at the periphery adjacent to normal tissue. Current research suggests that, in addition to the effects on existing tumor blood vessels, OXi4503 is metabolized to a compound which appears to attack the surviving tumor cells in the tumor periphery. A Phase I dose-escalating clinical trial of OXi4503 in patients with advanced cancer was initiated in December 2004 and is currently ongoing.

In September 2006, OXiGENE announced the publication of a research article in the journal Science that provided strong scientific evidence for combining VDAs with anti-angiogenic agents such as bevacizumab. In this article Professor Kerbel and Dr. Shaked from Sunnybrook Cancer Centre in Canada demonstrated that the combination of ZYBRESTAT and an anti-angiogenic agent (an anti-VEGF-receptor antibody) had synergistic effect on tumors. Overall, this research suggests a compelling strategy to maximize the therapeutic potential of VDAs and anti-angiogenic drugs as a therapy against solid tumors.

Since other disease pathologies are associated with the abnormal development of new vessels, VDAs may also have applications in non-oncology indications. Promising data with ZYBRESTAT in animal models of ocular disorders associated with neovascularization led the Company, in conjunction with key partners, to investigate its use in various eye diseases. ZYBRESTAT has been studied in a Phase II trial to evaluate its effect in patients with myopic macular degeneration (MMD), which was completed in October 2006. Additionally, OXiGENE is conducting preclinical experiments to develop a topically-administered formulation of ZYBRESTAT that could be used to treat ophthalmological diseases and conditions, such as AMD, that are characterized by abnormal neovascularization resulting in loss of vision.

CLINICAL TRIAL PROGRAM

ZYBRESTAT.  The Company began testing ZYBRESTAT (fosbretabulin) in three Phase I dose-escalating clinical trials during the fourth quarter of 1998 and the first quarter of 1999. Each of these clinical trials, which examined the safety, pharmacokinetics and mode of action of ZYBRESTAT using three different dose regimens in patients with advanced solid tumors, has been completed. The key findings of these initial clinical trials are summarized below:

(1) ZYBRESTAT was well tolerated and side effects were manageable.

(2) A similar maximum tolerated dose was determined in each clinical trial.

(3) The side-effect profile did not display the typical toxicities associated with cytotoxic chemotherapeutic agents.

(4) ZYBRESTAT demonstrated reductions in tumor blood-flow at a range of doses in a variety of tumors.

(5) There is data to support biological and anti-vascular activity in humans with a meaningful therapeutic index.

(6) Promising signs of clinical effects were observed in 96 patients treated with ZYBRESTAT monotherapy with one complete response (1%) in a patient with anaplastic thyroid cancer, at least two partial responses (1-3%), and 21 (22%) patients achieving stable disease.

Following the successful completion of these initial three Phase I trials, ZYBRESTAT progressed to the next stage of clinical evaluation. During 2002 and 2003, ZYBRESTAT entered into various investigator-sponsored clinical trials, either as a monotherapy or in combination trials with either chemotherapy or radiotherapy. These early dose-escalating trials were designed to further inform the ZYBRESTAT clinical development program and to assess the drug candidate’s anti-tumor effects and safety profile. The combination trials were also conducted to evaluate the compatibility and potential synergistic effects of ZYBRESTAT with various cancer treatment modalities in key oncology indications.

In December 2004, OXiGENE announced the initiation a Phase II clinical trial of ZYBRESTAT in combination with carboplatin and paclitaxel. OXiGENE advanced ZYBRESTAT into this Phase II trial with chemotherapy based on positive results from a Phase I/II trial conducted at the Mount Vernon Hospital in London, UK. This Phase II trial led by Dr. Wallace Akerley, Director of Clinical Research at the Huntsman Cancer Center at the University of Utah, evaluated patients commonly treated with carboplatin and paclitaxel therapies, such as those with breast, lung or ovarian cancers, as well as two patients with anaplastic thyroid cancer (ATC). The trial was completed in December 2006. The imaging study confirmed blood flow shutdown in a wide variety of advanced imageable tumors, safety was in line with expectations and tumor responses were seen in multiple patients. The two patients with ATC experienced the greatest reductions in tumor blood-flow, with one achieving partial response and the other stable disease. An acceptable safety profile of ZYBRESTAT was observed when given along with carboplatin and paclitaxel, a widely-used chemotherapy regimen.

ZYBRESTAT in Oncology

Based on these trials, OXiGENE developed its core clinical development program with ZYBRESTAT in oncology, and set the foundation for what the Company believes to be its approval pathway in oncology with ZYBRESTAT.

ZYBRESTAT for the Treatment of ATC

The Company has determined to focus on ATC as its lead targeted indication in oncology for ZYBRESTAT in the immediate future. In June 2003, the FDA granted fast-track designation to ZYBRESTAT, for the treatment of regionally advanced and/or metastatic ATC. The FDA’s fast-track program is designed to facilitate the development and expedite the review of new drugs intended to treat life-threatening conditions for which there is no approved therapy. The fast-track designation applies to the combination of a drug candidate and a specific disease indication.

In July 2003, ZYBRESTAT was awarded orphan drug status for the treatment of advanced ATC and for the treatment of medullary, Stage IV papillary and Stage IV follicular thyroid cancers. In May 2006, ZYBRESTAT was awarded orphan drug status for the treatment of ovarian cancer. Orphan drug designations are granted to provide economic incentives to stimulate the research and development of promising products that treat rare diseases. The Orphan Drug Act provides for seven years of market exclusivity to the first sponsor that obtains market approval for an orphan drug-designated product. It also provides tax credits to defray the cost of research conducted to generate the data required for marketing approval, funding to support clinical trials and assistance in designing research studies.

Currently, the Company is enrolling patients in a randomized, 180-patient, Phase II/III pivotal registration study designed to evaluate the combination of ZYBRESTAT, carboplatin and paclitaxel as a treatment for ATC.

ATC is an extremely aggressive and rapidly progressive cancer that the Company estimates each year afflicts approximately 1,000 to 4,000 people in the United States and Europe. ATC is a disease with an extremely high unmet medical need, as it is resistant to almost all forms of therapy tumor doubling time can be as brief as one week, and patients diagnosed with ATC have very limited prospects for survival. Median survival in several published ATC epidemiology / natural history studies was 3 months, and the one-year survival rate was less than 10% in one study. Of the seven ATC patients enrolled in the Company’s Phase I and II trials of ZYBRESTAT in ATC, one patient had a complete response, one patient had a partial response and a third patient achieved a stable disease response. Moreover, in our Phase I and II studies that employed tumor blood-flow imaging, patients with ATC and other forms of advanced, refractory thyroid cancer tended to experience the greatest reductions in tumor blood-flow, relative to patients with other solid tumors, following treatment with ZYBRESTAT. Of four patients with forms of advanced, refractory thyroid cancer besides ATC that were treated in our Phase I and II studies with ZYBRESTAT monotherapy, one achieved partial response and two achieved stable disease .

A Phase II ZYBRESTAT monotherapy trial was initiated in 2003 at the Ireland Cancer Center at University Hospitals of Cleveland to treat ATC. This trial was designed to evaluate the survival time of patients with regionally advanced and/or metastatic ATC treated with ZYBRESTAT in comparison to what has historically been extremely short survival time with conventional therapy. Interim results from this study, reported at the 2006 ASCO meeting, demonstrated that stable disease was achieved in approximately one-third of the patients. Subsequent reports from the principal investigator in this study indicate that seven of twenty-six ATC patients achieved stable disease, median survival was 4.7 months, one-year survival rate was 23%, and at least two patients had survived for more than 30 months. The Company believes these results compare favorably with those from published ATC natural history studies and evaluations of other potential treatments for ATC.

OXiGENE believes that, with orphan drug and fast track-designation status in ATC, there is an opportunity to be first to market with a VDA by undertaking a pivotal registration study in this indication. In July 2007, the Company initiated a Phase II/III clinical trial, pursuant to an SPA agreement with the FDA, to evaluate ZYBRESTAT as a potential treatment for ATC.

Phase II:  ZYBRESTAT in Combination with Chemotherapy for the Treatment of Advanced, Platinum-Resistant Ovarian Cancer

Ovarian cancer is the fourth most common cancer in women and the deadliest of the gynecologic cancers. The disease often has no symptoms in its early stages. As a result, most patients have advanced disease at the time of diagnosis. Standard therapy for newly diagnosed ovarian cancer usually consists of surgery to remove the tumor, ovaries, and uterus, followed by chemotherapy, typically with carboplatin alone, or both paclitaxel and carboplatin. Carboplatin and paclitaxel are commonly used cytotoxic agents in solid malignancies, such as ovarian cancer, and have been combined with each other, as well as other agents, leading to enhanced efficacy without compromising safety.

Despite advances in the management of cancer with chemotherapy, radiotherapy and surgery, the disease recurs in many women within five years. Patients whose disease recurs within six months of completion of chemotherapy with a platinum-based drug are considered “platinum-resistant.” The majority of women with advanced ovarian cancer will relapse and many of these women will be considered platinum-resistant either at first relapse or at a later relapse. Although treatment with cytotoxic chemotherapy is an alternative for patients with platinum-resistant ovarian cancer, response rates are typically in the range of 10-20%, and frequently are achieved at the expense of side-effects that impair patients’ quality-of-life. Platinum-resistant ovarian cancer thus represents a serious disease with a high unmet medical need.

In November 2005, OXiGENE announced that interim data from the Phase Ib portion of the ongoing Phase II ovarian study at the American Association for Cancer Research Meeting. The Phase 1b portion of the study was conducted in patients with a variety of advanced solid tumors and included 15 patients with inoperable ovarian cancer. The principal investigator in his presentation noted a 67% response rate to the combination treatment among a sub-population of evaluable patients with advanced, inoperable ovarian cancer (10 out of 15 evaluable patients) who were treated with a combination of ZYBRESTAT and chemotherapy, all of whom had failed previous, alternate cancer treatments. Tumor response was measured according to RECIST or CA125. Additionally, four ovarian cancer patients had disease stabilization during treatment. In this Phase 1b study, which included multiple refractory tumors, partial responses were also seen in patients with esophageal cancer and small cell lung cancer.

On September 21, 2005, the Company announced the initiation of a Phase II clinical trial evaluating ZYBRESTAT in triple combination therapy with carboplatin and paclitaxel — a widely used chemotherapeutic regimen — for the treatment of relapsed, advanced platinum-resistant ovarian cancer. The Simon two-stage design, Phase II triple combination trial is an open-label trial designed to determine the safety and efficacy of ZYBRESTAT in combination with carboplatin and paclitaxel. The trial is a UK-based multi-center study, and patient response is being evaluated using the international standard, RECIST, and CA125 response criteria.

On December 31, 2007, the Company announced that the pre-specified primary efficacy endpoint for Stage 1 of this ongoing study had been achieved with three of eighteen patients achieving a partial response by RECIST or CA125 criteria. Enrollment of an additional twenty-five patients in Stage 2 of the study is ongoing. In May 2006, ZYBRESTAT was awarded orphan drug status for the treatment of ovarian cancer.

Phase Ib: ZYBRESTAT in Combination with the Anti-Angiogenic Agent, Bevacizumab, for the Treatment of Solid Tumors

In September 2006, a publication in the journal Science revealed the results of a preclinical study evaluating the combination of VDAs with an anti-angiogenic drug to enhance suppression of tumor growth in mice. Using an anti-angiogenic drug, 24 hours prior to administration of either of OXiGENE’s VDAs, ZYBRESTAT or OXi4503, resulted in markedly enhanced anti-tumor activity in the study.

While anti-tumor VDAs, such as ZYBRESTAT, and anti-angiogenic agents, such as bevacizumab, both target a tumor’s blood vessels, they differ in their approach and in their end result. With anti-angiogenic agents, the therapeutic objective is to prevent tumor growth by inhibiting the formation of new tumor-specific blood vessels that sprout and feed the tumor. These agents typically are used chronically over months and years to prevent further growth of the tumor mass. As the tumor is not destroyed, it can form new feeder blood vessels after treatment has stopped. Anti-tumor VDAs, by comparison, attack tumors rapidly by selectively disrupting the existing blood vessel structure, particularly the vessels within the tumor, creating a rapid and irreversible shutdown of these blood vessels. Thus, while VDAs appear to destroy the established blood vessel network within a tumor, anti-angiogenic agents are thought primarily to prevent the growth of new blood vessels. Furthermore, anti-angiogenic agents may be successful in targeting and preventing re-growth of the viable rim of a tumor, which remains relatively intact post-VDA treatment.

A growing body of preclinical and clinical data has demonstrated that the combination of a VDA compound and an anti-angiogenic agent could be a potentially potent therapeutic combination for both oncology and ophthalmology indications. OXiGENE believes that combining these two types of therapeutic agents could ultimately offer a new and viable treatment strategy destroying tumors or ocular neovascular lesions not only by targeting new blood vessel growth, but also by destroying already-established blood vessel networks that feed tumors, or, in the case of ophthalmological diseases and conditions, lead to loss of vision.

On November 16, 2005, we reported that an investigator presented preclinical data that indicated that the combination of ZYBRESTAT or OXi4503, OXiGENE’s second clinical product candidate, with the anti-angiogenic drug, bevacizumab, showed biological and anti-tumor activity. Both ZYBRESTAT and OXi4503, when administered in combination with bevacizumab, appeared to demonstrate improved anti-tumor effects versus treatment with ZYBRESTAT, OXi4503 or bevacizumab as a single agent. Tumor response was measured by tumor growth delay in a human renal cell carcinoma model (Caki-1). The results suggested that treatment with bevacizumab and ZYBRESTAT or OXi4503 resulted in statistically significant tumor growth delays, and that both ZYBRESTAT and OXi4503 appeared to be effective at causing vasculature damage and tumor cell death in the central regions of solid tumors. The study also suggested that OXi4503 reduced the peripheral rim of tumor cells that can lead to tumor re-growth.

Based on this preclinical evidence, on December 5, 2005 OXiGENE announced the initiation of a Phase Ib clinical trial to evaluate ZYBRESTAT in combination with bevacizumab in patients with advanced solid tumors. This is the first human clinical trial to pair a vascular disrupting compound and an anti-angiogenic agent in the treatment of cancer, specifically in people who have failed previous treatments and who are in advanced stages of disease.

OXiGENE’s Phase Ib combination trial with bevacizumab is an open-label, multi-center trial designed to determine the safety and tolerability of ascending doses of ZYBRESTAT administered intravenously in combination with bevacizumab. Three dose levels of ZYBRESTAT are being evaluated in combination with an approved dose of bevacizumab. If the maximum tolerated dose is not one of the three doses being investigated, further escalation will not be conducted. Tumor response is being evaluated according to RECIST. Pharmacodynamic effects to assess blood flow shutdown of tumor vasculature will be assessed with Dynamic Contrast Enhanced Magnetic Resonance Imaging, or DCE-MRI. In October 2007, the Company reported interim results from this trial indicating that the two-drug combination appeared safe and well-tolerated with early signs of clinical efficacy (prolonged stable disease in several patients) and additive effects on tumor blood-flow inhibition. OXiGENE believes that this is the first-ever clinical trial combining a VDA and an anti-angiogenic agent. The Company anticipates reporting final results from this trial in 2008.

Based on results from the ZYBRESTAT — bevacizumab Phase Ib combination study, in March 2008, the Company plans to initiate a Phase II, randomized, parallel arm trial evaluating a regimen of ZYBRESTAT plus bevacizumab and standard chemotherapy, as compared to bevacizumab plus standard chemotherapy alone, in patients with NSCLC.

In addition to these core clinical programs in oncology, ZYBRESTAT is currently being studied in several investigator-sponsored clinical trials. OXiGENE believes that the results from investigator-sponsored trials will add to its knowledge concerning the effects of ZYBRESTAT in a variety of tumor types and when administered in combination with chemotherapy, radiation, and/or targeted therapies.

Other Clinical Trials with ZYBRESTAT in Oncology

A Phase Ib clinical study evaluating ZYBRESTAT in combination with radiotherapy for the treatment of NSCLC as well as patient cohorts with prostate cancer and head and neck cancer was initiated in 2004. On October 5, 2005, the investigator from the Mount Vernon Hospital in London presented interim trial data for the cohort of patients with NSCLC. The presentation was given at the National Cancer Research Institute’s Cancer Conference held in Birmingham, United Kingdom. The Phase Ib trial included two cohorts of patients with NSCLC who received radiotherapy and either a single dose of ZYBRESTAT at the end of the first week of radiotherapy treatment or once weekly doses of ZYBRESTAT for three weeks. The investigator noted in his presentation that those patients who received weekly ZYBRESTAT for three weeks, as compared to those patients who received a single dose of ZYBRESTAT, showed a trend of increase in the median survival to approximately one year. The investigator also reported that increased radiation toxicities had not been observed when ZYBRESTAT was administered, and that the side effects of ZYBRESTAT observed to date were mild and self-limiting. This trial evaluating ZYBRESTAT with radiotherapy and cetuximab remains ongoing in the head and neck patient cohorts.

OXi4503 in Oncology

OXiGENE initiated a clinical trial with its second oncology candidate, OXi4503. In December 2004, the Company announced the initiation of a Phase I trial of OXi4503 in patients with advanced, solid tumors. OXi4503 has been shown in animals to have potent anti-tumor activity as both a single-agent and in combination therapy. OXi4503 is of particular interest in that it exhibits not only the vascular disrupting properties characteristic of our lead vascular targeting agent ZYBRESTAT, but also appears to cause direct killing of some types of tumor cells in vitro.

The trial, which is being conducted by Cancer Research UK, is a dose-escalating trial in which the primary endpoints are safety, tolerability and pharmacokinetics. Although ostensibly a Phase I safety trial, the protocol design has incorporated advanced testing to monitor patients through extensive blood work, MRI and Positron Emission Tomography, or PET scans to gain further insight into the mechanism of action of OXi4503. Two clinical centers in the UK are involved in the trial.

In October 2007, the Company reported that interim results from this trial, and OXi4503 was observed to be well tolerated with no dose-limiting toxicity seen to date at dosages corresponding to maximum-tolerated dosages in preclinical studies. Tumor blood-flow shutdown and metabolic inactivation were observed with MRI and PET imaging, and disease stabilization (stable disease per RECIST criteria) was achieved in several patients. The Company anticipates receiving data from this clinical trial in the first half of 2008.

ZYBRESTAT in Diseases of the Eye

Abnormal neovascularization characterizes of a variety of ophthalmological diseases and conditions, including corneal neovascularization, central retinal vein occlusion, proliferative diabetic retinopathy, retinopathy of prematurity, sickle cell retinopathy, myopic macular degeneration, age-related macular degeneration, and neovascular glaucoma, and the Company believes that a topical formulation of ZYBRESTAT could have therapeutic utility and address significant unmet medical needs in a number of these diseases/conditions. The Company and/or its collaborators have published encouraging results from preclinical studies with ZYBRESTAT in various preclinical models of ophthalmological diseases characterized by abnormal neovascularization, and in February 2007, we announced positive results from a 23-patient, Phase II clinical trial of intravenously-administered ZYBRESTAT in MMD. The Company believes the results from this study establish human proof-of-concept for ZYBRESTAT in ophthalmological indications and suggest that if the Company is successful in developing a topical formulation of ZYBRESTAT that delivers therapeutic concentrations of ZYBRESTAT to target tissues in the eye (e.g., the retina and choroid in the case of AMD), it is likely to have clinical activity in ophthalmological diseases characterized by abnormal neovascularization that results in loss of vision. In December 2007, the Company reported results from a preclinical study with topically-administered ZYBRESTAT in rabbits indicating that, with topically-administered ZYBRESTAT, drug concentrations are achieved in target tissues in the eye (i.e., the retina and choroid) that the Company believes are sufficient for therapeutic effect. A similar confirmatory preclinical study in primates has recently concluded confirming data from earlier rabbit and rodent studies. Based on these results, the Company anticipates submitting an IND or equivalent to support clinical evaluation of ZYBRESTAT topical in an ophthalmological indication or indications by the middle of 2008 and initiating a clinical study or studies in patients with ophthalmological disease later in 2008.

REGULATORY MATTERS

Government Regulation and Product Approval

Government authorities in the United States, at the federal, state and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing and export and import of products such as those we are developing. Our drugs must be approved by FDA through the new drug application, or NDA, process before they may be legally marketed in the United States.

United States Drug Development Process

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable United States requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement, or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practices or other applicable regulations;

•	submission to the FDA of an investigational new drug application, or IND, which must become effective before human clinical trials may begin;

•	performance of adequate and well-controlled human clinical trials according to Good Clinical Practices to establish the safety and efficacy of the proposed drug for its intended use;

•	submission to the FDA of an NDA;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with current good manufacturing practice, or cGMP, to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and

•	FDA review and approval of the NDA.

The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all.

Once a pharmaceutical candidate is identified for development it enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. The sponsor will also include a protocol detailing, among other things, the objectives of the first phase of the clinical trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated, if the first phase lends itself to an efficacy evaluation. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during studies due to safety concerns or non-compliance.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with good clinical practice regulations. These regulations include the requirement that all research subjects provide informed consent. Further, an institutional review board, or IRB, must review and approve the plan for any clinical trial before it commences at any institution. An IRB considers, among other things, whether the risks to individuals participating in the trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the information regarding the trial and the consent form that must be provided to each trial subject or his or her legal representative and must monitor the study until completed.

Each new clinical protocol must be submitted to the IND for FDA review, and to the IRBs for approval. Protocols detail, among other things, the objectives of the study, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

•	Phase I: The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

•	Phase II: Involves studies in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

•	Phase III: Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical study sites. These studies are intended to establish the overall risk-benefit ratio of the product and provide, if appropriate, an adequate basis for product labeling.

During the development of a new drug, sponsors may, under certain circumstances request a special protocol assessment, or SPA, from the FDA. For example, a sponsor may request an SPA of a protocol for a clinical trial that will form the primary basis of an efficacy claim in an NDA. The request, which must be made prior to commencing the trial, must include the proposed protocol and protocol-specific questions that the sponsor would like the FDA to answer such as questions regarding the protocol design, study goals and data analysis for the proposed investigation. After receiving the request, the FDA will consider whether the submission is appropriate for an SPA. If an SPA is appropriate, the FDA will base its assessment on the questions posed by the sponsor. Comments from the FDA review team are supposed to be sent to the sponsor within 45 calendar days of receipt of the request. The sponsor may request a meeting to discuss the comments and any remaining issues and uncertainties regarding the protocol. If the sponsor and the FDA reach agreement regarding the protocol, the agreement will be documented and made part of the administrative record. This agreement may not be changed by the sponsor or the FDA after the trial begins, except (1) with the written agreement of the sponsor and the FDA or (2) if the FDA determines that a substantial scientific issue essential to determining the safety or effectiveness of the drug was identified after the testing began.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events. Phase I, Phase II, and Phase III testing may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Processes

The results of product development, preclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling, and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The submission of an NDA is subject to the payment of user fees; a waiver of such fees may be obtained under certain limited circumstances.

In addition, under the Pediatric Research Equity Act, or PREA, an NDA or supplement to an NDA must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted.

The FDA reviews all NDAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. The FDA may request additional information rather than accept a NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. FDA may refer the NDA to an advisory committee for review, evaluation and recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. The approval process is lengthy and difficult and the FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical or other data and information. Even if such data and information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. The FDA may issue an approvable letter, which may require additional clinical or other data or impose other conditions that must be met in order to secure final approval of the NDA. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product’s identity, strength, quality and purity. Before approving an NDA, the FDA will inspect the facility or facilities where the product is manufactured.

NDAs receive either standard or priority review. A drug representing a significant improvement in treatment, prevention or diagnosis of disease may receive priority review. In addition, products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval and may be approved on the basis of adequate and well-controlled clinical trials establishing that the drug product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. Priority review and accelerated approval do not change the standards for approval, but may expedite the approval process.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. In addition, the FDA may require us to conduct Phase IV testing which involves clinical trials designed to further assess a drug’s safety and effectiveness after NDA approval, and may require testing and surveillance programs to monitor the safety of approved products which have been commercialized.

Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of the use of our drugs, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND, and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and the extension must be applied for prior to expiration of the patent. The United States Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we intend to apply for restorations of patent term for some of our currently owned or licensed patents to add patent life beyond their current expiration date, depending on the expected length of clinical trials and other factors involved in the filing of the relevant NDA.

Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDAs, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by FDA to be essential to the approval of the application, for example, for new indications, dosages, or strengths of an existing drug. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA; however, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric exclusivity is another type of exclusivity in the United States. Pediatric exclusivity, if granted, provides an additional six months to an existing exclusivity or statutory delay in approval resulting from a patent certification. This six-month exclusivity, which runs from the end of other exclusivity protection or patent delay, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study. The current pediatric exclusivity provision was reauthorized on September 27, 2007.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available in the United States a drug for this type of disease or condition will be recovered from sales in the United States for that drug. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication, except in very limited circumstances, for seven years. Orphan drug exclusivity, however, also could block the approval of one of our products for seven years if a competitor obtains approval of the same drug as defined by the FDA or if our product candidate is determined to be contained within the competitor’s product for the same indication or disease.

The FDA also administers a clinical research grants program, whereby researchers may compete for funding to conduct clinical trials to support the approval of drugs, biologics, medical devices, and medical foods for rare diseases and conditions. A product does not have to be designated as an orphan drug to be eligible for the grant program. An application for an orphan grant should propose one discrete clinical study to facilitate FDA approval of the product for a rare disease or condition. The study may address an unapproved new product or an unapproved new use for a product already on the market.

Post-Approval Requirements

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further FDA review and approval. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products. Future FDA and state inspections may identify compliance issues at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct.

Any drug products manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the drug, providing the FDA with updated safety and efficacy information, drug sampling and distribution requirements, complying with certain electronic records and signature requirements, and complying with FDA promotion and advertising requirements. FDA strictly regulates labeling, advertising, promotion and other types of information on products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label.

From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. For example, on September 27, 2007, the Food and Drug Administration Amendments Act of 2007 was enacted, giving the FDA enhanced postmarket authority, including the authority to require postmarket studies and clinical trials, labeling changes based on new safety information, and compliance with a risk evaluation and mitigation strategy approved by the FDA. FDA’s postmarket authority takes effect 180 days after the enactment of the law. Failure to comply with any requirements under the new law may result in significant penalties. The new law also authorizes significant civil money penalties for the dissemination of false or misleading direct-to-consumer advertisements, and allows the FDA to require companies to submit direct-to-consumer television drug advertisements for FDA review prior to public dissemination. Additionally, the new law expands the clinical trial registry so that sponsors of all clinical trials, except for phase I trials, are required to submit certain clinical trial information for inclusion in the clinical trial registry data bank. In addition, to new legislation, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether further legislative changes will be enacted, or FDA regulations, guidance or interpretations changed or what the impact of such changes, if any, may be.

Foreign Regulation

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for

FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Under European Union regulatory systems, we may submit marketing authorization applications either under a centralized or decentralized procedure. The centralized procedure, which is compulsory for medicines produced by certain biotechnological processes and optional for those which are highly innovative, provides for the grant of a single marketing authorization that is valid for all European Union member states. For drugs without approval in any Member State, the decentralized procedure provides for approval by one or more other, or concerned, Member States of an assessment of an application performed by one Member State, known as the reference Member State. Under this procedure, an applicant submits an application, or dossier, and related materials (draft summary of product characteristics, draft labeling and package leaflet) to the reference Member State and concerned Member States. The reference Member State prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. Within 90 days of receiving the reference Member State’s assessment report, each concerned Member State must decide whether to approve the assessment report and related materials. If a Member State cannot approve the assessment report and related materials on the grounds of potential serious risk to public health, the disputed points may eventually be referred to the European Commission, whose decision is binding on all Member States.

Reimbursement

Sales of pharmaceutical products depend in significant part on the availability of third-party reimbursement. Third-party payors include government health administrative authorities, managed care providers, private health insurers and other organizations. We anticipate third-party payors will provide reimbursement for our products. However, these third-party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost-effectiveness of our products. Our product candidates may not be considered cost-effective. It is time consuming and expensive for us to seek reimbursement from third-party payors. Reimbursement may not be available or sufficient to allow us to sell our products on a competitive and profitable basis.

The passage of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, imposes new requirements for the distribution and pricing of prescription drugs for Medicare beneficiaries, and includes a major expansion of the prescription drug benefit under a new Medicare Part D. Medicare Part D went into effect on January 1, 2006. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities which will provide coverage of outpatient prescription drugs. Part D plans include both stand-alone prescription drug benefit plans and prescription drug coverage as a supplement to Medicare Advantage plans. Unlike Medicare Part A and B, Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee.

It is not clear what effect the MMA will have on the prices paid for currently approved drugs and the pricing options for new drugs approved after January 1, 2006. Government payment for some of the costs of prescription drugs may increase demand for products for which we receive marketing approval. However, any negotiated prices for our products covered by a Part D prescription drug plan will likely be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

We expect that there will continue to be a number of federal and state proposals to implement governmental pricing controls and limit the growth of healthcare costs, including the cost of prescription drugs. At the present time, Medicare is prohibited from negotiating directly with pharmaceutical companies for drugs. However, Congress is currently considering passing legislation that would lift the ban on federal negotiations. While we cannot predict whether such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on our business, financial condition and profitability.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products.

RESEARCH AND DEVELOPMENT AND COLLABORATIVE ARRANGEMENTS

The Company’s strategy is to develop innovative therapeutics for oncology and to leverage its technology in the field of ophthalmology. The principal focus of the Company, in the foreseeable future, is to complete the clinical development of its compounds ZYBRESTAT and OXi4503 and to identify new preclinical candidates that are complementary to our VDAs and OQPs. To advance its strategy, the Company has established relationships with universities, research organizations and other institutions in these fields. The Company intends to broaden these relationships, rather than expand its in-house research and development staff. In general, these programs are created, developed and controlled by internal Company management. Currently, the Company has collaborative agreements and arrangements with a number of institutions in the United States and abroad, which it utilizes to perform the day-to-day activities associated with drug development. In 2007, collaborations were ongoing with a variety of university and research institutions, including the following:

•	Gray Cancer Institute, Middlesex, United Kingdom;

•	Baylor University, Waco, Texas;

•	Arizona State University, Tempe, Arizona;

•	University of Florida, Gainesville, Florida; and

•	Beth Israel Deaconess Medical Center, Boston, Massachusetts.

The Company has secured a technology license from Arizona State University, or ASU. The ASU license is an exclusive, world-wide, royalty-bearing license with respect to the commercial rights to particular Combretastatins. Under the ASU license, the Company has the right to grant sublicenses. ASU is entitled to royalty and milestone payments under the license agreement. The Company bears the costs of preparing, filing, prosecuting and maintaining all patent applications under the ASU license. Under the license agreement, the Company has agreed to diligently proceed with the development, manufacture and sale of products using the licensed technology. ASU has the first responsibility of enforcing patents under the license agreement. Either party may terminate the license agreement upon material default or bankruptcy of the other party. Payments made to ASU to date have amounted to $2,500,000. The agreement is to terminate upon expiration of the last patent, in any country, subject to the license or within two months of receipt of written notice of termination from the Company. Currently, the Company is in compliance with the license.

The Company also has a license from Baylor University. The Baylor license is an exclusive license to all novel compositions developed for the treatment of vascular disorders, inflammation, parasitic diseases and infections, fungal diseases and infections and/or cancer. The Company has the right to grant sublicenses under the Baylor license. The agreement with Baylor stipulates that royalties will be paid by OXiGENE should sales be generated through use of Baylor’s compounds. The Company is not required to pay Baylor for use of Baylor’s compounds aside from this royalty arrangement. The Company is entitled to file, prosecute and maintain patent applications on products for which it has a license. The Company had made a one-time payment of $50,000 for the licensing fee that was used as a credit against research expenses generated by Baylor. The agreement will terminate on June 1, 2009 or within 90 days of written notice of material breach of the agreement by either party. Currently, the Company is in compliance with the Baylor license.

In May 2003, Cancer Research UK agreed to complete specified pre-clinical studies on OXi4503 and to then move the compound into Phase I human clinical trials. Cancer Research UK is Europe’s leading cancer charity, dedicated to curing, treating and preventing the disease through world-class research. The charity relies almost entirely on voluntary donations from the public to fund the vital work of its 3,000 scientists, doctors and nurses.

Unless and until the Company enters into any new material collaborations, with respect to ZYBRESTAT and/or the related Combretastatin family of compounds, the Company intends to advance its potential product candidates through the next stages of clinical trials and development independently.

PATENTS AND TRADE SECRETS

The Company is able to protect its technology from unauthorized use by third parties only to the extent that it is covered by valid and enforceable patents or is effectively maintained as a trade secret. Accordingly, patents or other proprietary rights are an essential element of our business. OXiGENE has over 30 pending patent applications and over 25 issued patents in the United States that are owned by or exclusively licensed to it, as well as pending corresponding foreign patent applications. The Company’s policy is to file U.S. and foreign patent applications to protect technology, inventions and improvements to inventions that are commercially important to the development of our business. There can be no assurance that any of these patent applications will result in the grant of a patent either in the United States or elsewhere, or that any patents granted will be valid and enforceable, or will provide a competitive advantage or will afford protection against competitors with similar technologies. OXiGENE also intends to rely upon trade secret rights to protect other technologies that may be used to discover and validate targets and that may be used to identify and develop novel drugs. The Company seeks protection, in part, through confidentiality and proprietary information agreements.

OXiGENE has exclusively licensed from the Arizona Board of Regents, a corporate body of the State of Arizona, acting for and on behalf of Arizona State University (ASU) certain US and international intellectual property rights to develop and commercialize combretastatins and combretastatin derivatives for a range of indications. Such patents expire between 2013 and 2021. The Company has exclusively licensed from Bristol Myers-Squibb certain US and international intellectual property rights drawn to certain amine salts of combretastatin A-4 phosphate, including the salt form currently being developed by us. The U.S. patents expire in 2021. The license from Bristol Myers-Squibb includes extensive international protection of the licensed invention.

COMPETITION

The industry in which the Company is engaged is characterized by rapidly evolving technology and intense competition. The Company’s competitors include, among others, major pharmaceutical, biopharmaceutical and biotechnology companies, many of which have financial, technical and marketing resources significantly greater than those of the Company. In addition, many of the small companies that compete with the Company have also formed collaborative relationships with large, established companies to support research, development, clinical trials and commercialization of products that may be competitive with those of the Company. Academic institutions, governmental agencies and other public and private research organizations are also conducting research activities and seeking patent protection and may commercialize products on their own or through joint ventures or other collaborations.

The Company is aware of a limited number of companies involved in the development of VDAs. Such companies include AstraZeneca, sanofi-aventis, Antisoma, Nereus and MediciNova, all of which have VDAs that management believes are at an earlier stage of clinical development than the Company’s lead compound, ZYBRESTAT.

The Company is aware of a number of companies engaged in the research, development and testing of new cancer therapies or ways of increasing the effectiveness of existing therapies. Such companies include, among others, AstraZeneca, sanofi-aventis, Bayer, Bristol-Myers Squibb, Abbott Laboratories, Inc., Aeterna Laboratories Inc., Eli Lilly and Company, EntreMed Inc., Genentech, GlaxoSmithKline, Johnson & Johnson, Millennium, NeoPharm, Inc., Novartis AG, Pharmacyclics, Inc., Pfizer Inc., and Pierre Fabre S.A., some of whose products have already received, or are in the process of receiving, regulatory approval or are in later-stages of clinical trials.

There can be no assurance that the Company’s competitors will not succeed in developing technologies and products that are more effective, safer or more affordable than those being developed by the Company.

The Company expects that, if any of its products gain regulatory approval for sale, they will compete primarily on the basis of product efficacy, safety, patient convenience, reliability, price and patent protection. The Company’s competitive position will also depend on its ability to attract and retain qualified scientific and other personnel, develop effective proprietary products and implement joint ventures or other alliances with large pharmaceutical companies in order to jointly market and manufacture its products.

EMPLOYEES

The Company expects to continue to maintain a relatively small number of executives and other employees. OXiGENE relies as much as possible on consultants and independent contractors for its research, development, pre-clinical testing and clinical trials. As of February 15, 2008 the Company had twenty one (21) full-time employees, of which eleven (11) were engaged in research and development and monitoring of clinical trials. Most of the Company’s pre-clinical testing and clinical trials are subcontracted and performed at universities in the United States and Europe with the assistance of contract research organizations.

PROPERTIES

The Company’s corporate headquarters is located in Waltham, Massachusetts where it leases a total of approximately 13,000 square feet of office space. The base term of the lease at the Waltham facility is five years and nine months, commencing on September 1, 2003 and expiring in May 2009. The Company continues to pay rent on its former headquarters location in Watertown, Massachusetts which it sublets. The primary lease on the Watertown facility expires in November 2010. The base term of the sublease on the Watertown facility expires in August 2008 and contains an option to extend the sublease for two years and two months from the expiration of the base term. The Company expects that either the current subtenant will exercise its option to extend the sublease or it will be able to find another suitable subtenant for the space for the remainder of the lease term. In September 2005, the Company executed a lease for approximately 600 square feet of office space in the Oxford Science Park, Oxford, United Kingdom. The lease is a month to month lease. The Oxford facility primarily houses research and development personnel. In March 2007, the Company executed a service agreement with Regus Business Centre for office space in San Bruno, California. This agreement expires on May 31, 2008 with an option to extend upon written notice given 90 days prior to of the termination date. The Company rents fully equipped offices where Regus provides administrative support. There were 6 offices rented under this agreement as of December 31, 2007. The Company does not own or lease any laboratories or other research and development facilities.

LEGAL PROCEEDINGS

The Company is not a party to any litigation in any court, and management is not aware of any contemplated proceeding by any governmental authority against the Company.

SCIENTIFIC ADVISORY BOARD AND CLINICAL TRIAL ADVISORY BOARD

OXiGENE’s Clinical Trial Advisory Board assesses and evaluates the Company’s clinical trial program. The Scientific Advisory Board discusses and evaluates the Company’s research and development projects. Members of the Clinical Trial Advisory Board and the Scientific Advisory Board are independent and have no involvement with the Company other than serving on such boards. From time to time, however, the institutions or organizations these individuals are associated with may provide the Company with services.

Some members of the Scientific Advisory Board and the Clinical Trial Advisory Board receive cash compensation. Others have from time to time received, and are expected to continue to receive, options to purchase shares of common stock of the Company. All members are reimbursed for reasonable out-of-pocket expenses incurred in connection with serving on such boards.

The members of the Company’s Scientific Advisory Board are:

ADRIAN L. HARRIS, M.D. is Cancer Research UK Professor of Clinical Oncology at the University of Oxford, and Director of the Cancer Research UK Molecular Oncology Laboratories at the University’s Weatherall Institute of Molecular Medicine. He is involved in clinical trials of anti-angiogenesis therapy, signal blockade inhibitors and immunotherapy. His clinical research interests include breast cancer, melanoma, and renal cancer.

ROBERT S. KERBEL, Ph.D. is an internationally recognized tumor biologist known for his studies in cancer metastasis, drug resistance and tumor angiogenesis. He is a Canada Research Chair in Molecular Medicine and a Professor in the Departments of Medical Biophysics, and Laboratory Medicine & Pathobiology at the University of Toronto. Dr. Kerbel is a Senior Scientist in Molecular and Cell Biology Research, which he directed from 1991-2002, at the Sunnybrook and Women’s College Health Sciences Centre in Toronto. He is the author of more than 250 scientific papers and the recipient of numerous scientific awards. Dr. Kerbel serves on the editorial boards of seven scientific journals, including Cancer Research, Clinical Cancer Research, American Journal of Pathology, Cell Cycle, Molecular Cancer Research and Angiogenesis. He was Editor-in-Chief of Cancer & Metastasis Reviews from 1991 to 2001.

DIETMAR W. SIEMANN, Ph.D. (Chairman) is the John P. Cofrin Professor and Associate Chair for Research in Radiation Oncology at the University of Florida College of Medicine in Gainesville. In addition, he is a Professor in the school’s Department of Pharmacology and Therapeutics. Dr. Siemann has authored more than 150 scientific papers and is the recipient of numerous scientific awards, including the Research Award of the Radiation Research Society in Oak Brook, Illinois (1990). He is the former Chairman of the National Cancer Institute’s Radiation Study Section (1996-1998).

The members of the Company’s Clinical Trial Advisory Board are:

HILARY CALVERT, MB, is the Clinical Director of the Northern Institute for Cancer Research and Professor of Medical Oncology at the University of Newcastle upon Tyne, England. His training is in Medicine, Mathematics and Biochemistry. He has had a long involvement in anticancer drug development starting while he was working at the Institute for Cancer Research / Royal Marsden Hospital in London. Since 1989 he has worked in the University of Newcastle at Tyne and has implemented a program of drug development, aimed at using the molecular pathology of human cancers to define targets, developing drugs aimed at those targets and performing preclinical and early clinical studies. In 2005, he was awarded the Pfizer Research Innovation Award for his work on developing new anticancer drugs.

JEFFREY S. HEIER, M.D. is a Vitreoretinal Specialist at Ophthalmic Consultants of Boston, Co-Director of the Vitreoretinal Fellowship at OCB/Tufts Medical School, and President of the Center for Eye Research and Education in Boston, Massachusetts. Dr. Heier’s academic appointments include an instructorship in ophthalmology at Tufts University School of Medicine and Harvard University Medical School, both in Boston. Dr. Heier received a medical degree from Boston University School of Medicine in Massachusetts, and subsequently completed a transitional internship, ophthalmic residency, and vitreoretinal fellowship at Fitzsimons Army Medical Center. Additional postgraduate training includes a vitreoretinal fellowship completed at Ophthalmic Consultants of Boston/Tufts University School of

Medicine. Dr. Heier’s research interests are focused on age-related macular degeneration (AMD), diabetic retinopathy, and innovation in vitreoretinal surgical instrumentation: areas he has pursued as lead or principal investigator in numerous clinical trials.

STANLEY KAYE, M.D., BSc, is currently Head of the Drug Development Unit and Head of the Section of Medicine at the Royal Marsden Hospital/Institute of Cancer Research, London. Until recently he was also Head of the Gynecology Unit at the Royal Marsden Hospital. He is now responsible for one of the world’s largest Phase I Units, incorporating 10 in-patient and 5 outpatient beds, over 40 staff and over 20 current new drug trials. Between 150 and 200 patients per year now enter Phase I trials in the Unit. He is the author of over 300 peer reviewed papers, he sits on the Editorial Board of 12 cancer journals, and has held various national and international responsibilities, most notably in Cancer Research UK for which he currently chairs the Clinical and Translational Research Committee.

HAKAN MELLSTEDT, M.D., Ph.D. (Chairman) is Professor of Oncologic Biotherapy at the Karolinska Institute and Managing Director of Cancer Center Karolinska, Karolinska Institute, Stockholm, Sweden. He holds a position as Chief Physician at the Department of Oncology (Radiumhemmet), Karolinska Hospital, Stockholm, and has specialist certificates in Oncology, Hematology and Internal Medicine. He is a Member of the Board of Directors of ESMO (European Society for Medical Oncology) and a Member of ESMO’s Executive Committee. Professor Mellstedt is currently a member of the Editorial Board of several international scientific journals and has published more than 450 articles in the areas of hematology and has made contributions to Biomolecular Technologies.

LEE S. ROSEN, M.D. is the Director of Developmental Therapeutics for the Cancer Institute Medical Group, affiliated with the John Wayne Cancer Institute in Santa Monica. He is the former Adjunct Assistant Professor at UCLA’s Department of Medicine, Division of Hematology-Oncology and served as Director of UCLA’s Cancer Therapy Development Program from 1996-2002. Dr. Rosen serves as the principal investigator for many Phase I and II clinical trials, focusing on novel agents in general and the angiogenesis inhibitors in particular.

GORDON RUSTIN, M.D. is the Director of Medical Oncology at Mount Vernon Hospital, which is the largest cancer center in the South of England. He has published widely on management of gynecological cancers and germ cell tumors and the use of tumor markers. He has developed response criteria on CA125, which are now increasingly used in Phase II trials of ovarian cancer. He has recently been the principal investigator of two trials of vascular targeting agents, as well as several trials in ovarian cancer. He was awarded an Honorary Professorship by University College London in March 2001.

JAN B. VERMORKEN, M.D., Ph.D. is a professor of Oncology and head of the Department of Medical Oncology of the University Hospital of the University of Antwerp, Belgium. Professor Vermorken has held numerous functions with the Dutch Cancer Society and the European Organization for Research on Treatment of Cancer (EORTC). He is a member of several EORTC study groups and presently is Secretary of the EORTC Head and Neck Cancer Group. Professor Vermorken has lectured extensively in the area of gynecological oncology and head and neck cancer, and currently serves on the editorial boards of several international journals.

MANAGEMENT

Directors and Executive Officers

The following information with respect to our directors and executive officers has been furnished to us by the directors and executive officers. The ages of the directors and executive officers are as of March 30, 2008. We currently employ our directors Messrs. Citron, Chaplin and Chin.

Directors

JOEL-TOMAS CITRON

Age:	45
Director Since:	2000; Chairman of the Board since December 2001
Principal Occupation:	Mr. Citron is President and Chief Executive Officer of Jovian Holdings Inc.
Business Experience:	Mr. Citron has served as President and Chief Executive Officer of Jovian Holdings Inc. since 2002. Mr. Citron is also the Managing Partner of Jove Partners L.L.P., an investment partnership. Mr. Citron served as the Chairman of Provide Commerce, Inc., a San Diego-based company, from 2001 to 2006. From 1998 to 2001 he was Vice Chairman, President and Chief Executive Officer of Miami-based MasTec, Inc. Mr. Citron served as Chairman of the Board and President of Proventus Inc., and was a Senior Executive of Proventus AB, a large international investment company based in Stockholm, Sweden, and New York from 1992 to 1998. Mr. Citron currently serves as chairman or director of several privately held companies.

DAVID CHAPLIN, Ph.D.

Age:	52
Director Since:	2005; Vice Chairman of the Board since December 2005
Principal Occupation:	Dr. Chaplin has served as our Chief Scientific Officer and Head of Research and Development since July 2000.
Business Experience:	From 1999 to 2000, Dr. Chaplin served as Vice President of Oncology at Aventis Pharma in Paris. Prior to the merger of Rhone Poulenc Rorer (“RPR”) with Hoechst Marion Roussell, Dr. Chaplin was Senior Director of Oncology at RPR from 1998 to 1999. From 1992 to 1998, Dr. Chaplin headed up the Cancer Research Campaign’s (“CRC”) Tumor Microcirculation Group, based at the Gray Laboratory Cancer Research Trust, Mount Vernon Hospital, London. During this time, he was also a member of the CRC Phase I/ II clinical trials committee. Dr. Chaplin also served as Section Head of Cancer Biology at Xenova in the U.K. from 1990 to 1992, and held a senior staff appointment at the British Columbia Cancer Research Centre from 1982 to 1990.

RICHARD CHIN, M.D.

Age:	41
Director Since:	2005
Principal Occupation:	Dr. Chin has served as our President and Chief Executive Officer since July 2006.
Business Experience:	Prior to joining OXiGENE, Dr. Chin had served as Senior Vice President and Head of Global Development for Elan Corporation, plc since May 2005 and served as Senior Vice President and Head of Global Medical Affairs of Elan from June 2004 until May 2005. As Senior Vice President and Head of Global Development for Elan Corporation, Dr. Chin had worldwide responsibility for Clinical Development, Regulatory, Biostatistics, CMC, QA/Compliance, Safety and Medical Affairs. Prior to June 2004, Dr. Chin served in various clinical and scientific roles of increasing responsibility for Genentech, Inc. between March 1999 and June 2004, and ultimately served as the company’s Group Director and Head of Clinical Research, Biotherapeutics Unit. While at Genentech, Dr. Chin oversaw approximately 50% of the Phase I through Phase IV clinical trials. He played leadership roles on multiple projects, including Genentech’s anti-VEGF antibody, Lucentis, and served as Team Leader for Avastin® Non-Oncology Teams. Dr. Chin began his career in pharmaceuticals in July 1997 at Procter and Gamble Pharmaceuticals where he served as Associate Medical Director. Dr. Chin holds a Medical Degree from Harvard Medical School. He received a Masters degree and Bachelor of Arts degree in Law with honors from Oxford University, England under a Rhodes Scholarship. He graduated with a Bachelor of Arts in Biology, magna cum laude, from Harvard University. Dr. Chin is a Diplomate, American Board of Internal Medicine and is licensed to practice medicine in California.
Other Directorships:	Dr. Chin currently serves on the Board of Directors of Genmedica, located in Barcelona, Spain.

ROY HAMPTON FICKLING

Age:	41
Director Since:	2007
Principal Occupation:	Mr. Fickling has been the owner and President of Fickling & Company, Inc., a Macon, Georgia-based regional real estate development, brokerage, management and consulting firm, since October 1993.
Business Experience:	Mr. Fickling was a founding Director of Rivoli Bank & Trust, of Macon and of Beech Street, U.K., Ltd. of London, England, an international healthcare administration firm. He was a major shareholder and advisor to Beech Street Corporation, the largest private PPO network, prior to its acquisition by Concentra, Inc. in 2005. Prior to forming Fickling & Company, Mr. Fickling was employed by Charter Medical Corporation where he worked in the administration of both a medical surgical hospital and a psychiatric hospital. Mr. Fickling holds a B.A. in Business Administration from the University of Georgia.
Other Directorships:	Mr. Fickling is a member of the board of directors of Piedmont Community Bank (public), and also serves on the board of directors of several closely held investment and operating companies.

ARTHUR B. LAFFER, PH.D.

Age:	67
Director Since:	1998
Principal Occupation:	Dr. Laffer has been the Chairman of Laffer Associates, an economic research and financial consulting firm, since 1979. Dr. Laffer is also Chairman of Laffer Investments, an institutional money management firm, since 1999.
Business Experience:	From 1981 to 1989, Dr. Laffer was a member of President Ronald Reagan’s Economic Policy Advisory Board. He was a Distinguished University Professor at Pepperdine University, and a member of Pepperdine’s Board of Directors. From 1976 to 1984, Dr. Laffer was the Charles B. Thornton Professor of Business Economics at the University of Southern California. From 1970 to 1976, Dr. Laffer was an Associate Professor of Business Economics at the University of Chicago. From 1972 to 1977, Dr. Laffer was a consultant to the Secretaries of Treasury and Defense. From October 1970 to July 1972, Dr. Laffer was the First Chief Economist at the Office of Management and Budget under George Shultz, while on leave of absence from the University of Chicago.
Other Directorships:	Dr. Laffer serves on the board of directors or board of advisors of numerous public and private companies, including MPS Group, Inc. (public), and the Nicholas Applegate Institutional Funds.

WILLIAM D. SCHWIETERMAN, M.D.

Age:	49
Director Since:	2007
Principal Occupation:	Dr. Schwieterman has been an independent consultant to biotech and pharmaceutical companies specializing in clinical development since July 2002.
Business Experience:	Dr. Schwieterman is a board-certified internist and a rheumatologist who was formerly Chief of the Medicine Branch and Chief of the Immunology and Infectious Disease Branch in the Division of Clinical Trials at the FDA. In these capacities and others, Dr. Schwieterman spent 10 years at the FDA in the Center for Biologics overseeing a wide range of clinical development plans for a large number of different types of molecules. Dr. Schwieterman holds a B.S. and M.D. from the University of Cincinnati.

WILLIAM N. SHIEBLER

Age:	66
Director Since:	2002
Principal Occupation:	Mr. Shiebler is a principal in two family investment businesses — Tree Tops Investment LLC and Tree Tops Corporation LLC.
Business Experience:	From March 2002 to March 2007, Mr. Shiebler was the Advisory Vice Chairman and CEO of the Americas of Deutsche Asset Management, the asset arm of Deutsche Bank. Prior to joining Deutsche Bank, Mr. Shiebler was the President and CEO of Putnam Mutual Funds and prior to that he was President and COO of Dean Witter’s Intercapital Division.
Other Directorships:	Mr. Shiebler is a Director of Attensity Corp. (private) as well as an advisory board member of several corporations. Mr. Shiebler is currently chairman of the Park City Center for Public Policy, and a Trustee of the U.S. Ski and Snowboard Team Foundation, among other charitable and community organizations. Previously, Mr. Shiebler was a trustee or director of a number of other corporate and community organizations, including the Salt Lake Olympic Committee and Kean University. Mr. Shiebler was also a member of the Presidential Commission on Medicaid.

PER-OLOF SÖDERBERG

Age:	52
Director Since:	1997
Principal Occupation:	Mr. Söderberg is Chairman and co-owner of Söderberg & Partners, a financial services company specializing in pension money consulting and insurance brokerage in the Scandinavian market.
Business Experience:	Mr. Söderberg holds a Masters degree from Stockholm’s School of Economics and an MBA from INSEAD, France. Mr. Söderberg has twenty-five years business experience as a board member of several companies and as an investor, but also with wholesale and trading companies located in Scandinavia. Prior to founding Söderberg & Partners in 2004, Mr. Söderberg was President of Dahl International for fifteen years, a company which has grown from a local wholesaler to the leading wholesaler in its area with over 250 affiliates in Denmark, Norway, Poland, Sweden, Estonia and Finland.
Other Directorships:	Mr. Söderberg serves as a director of RATOS, a private equity company publicly listed in Stockholm; Skandia Investment, a private equity small cap fund in Scandinavia; and a board member of the Stockholm School of Economics.

J. RICHARD ZECHER, PH.D.

Age:	67
Director Since:	2004
Principal Occupation:	Dr. Zecher is a founder of Investor Analytics, an Internet-based risk management system that supports portfolio managers, and the Head of the Investor Analytics Institute, the research arm of Investor Analytics. Dr. Zecher also co-founded Sutton Asset Management, a global macroeconomic hedge fund.
Business Experience:	Prior to founding Sutton Asset Management and Investor Analytics, Dr. Zecher was President and CEO of UBS Asset Management, Inc., and of its predecessor, Chase Investors Management Corporation. From 1986 to 1990, Dr. Zecher held the positions of Treasurer and Global Risk Manager at the Chase Manhattan Bank, and from 1981 to 1986 he was the Chief Economist at Chase. He served as a Public Director on the Chicago Board Options Exchange from 1979 through 1997, and was Chairman of its Audit Committee from 1988 through 1997.
Other Directorships:	Dr. Zecher is the Chairman of the Board of Queensboro Management, Limited and a board member of Investor Analytics LLC, Sutton Asset Management LLC and Delaware Mutual Funds.

Executive Officers

See above for biographical information pertaining to Joel-Tomas Citron, our Chairman, David Chaplin, our Vice Chairman, Chief Scientific Officer and Head of Research and Development, and Richard Chin, our President and Chief Executive Officer.

John A. Kollins, 45, was appointed as our Senior Vice President and Chief Business Officer in March 2007. Mr. Kollins has nearly 20 years of pharmaceutical and biotechnology industry experience, specifically in strategic marketing, new product development and business development. Prior to joining OXiGENE, Mr. Kollins had been an independent consultant since February 2005. His clients have included GRT Capital Partners, LLC’s health care fund, GRT Health Care, LP, Entelos, Inc., CovX and several other private and publicly-held biopharmaceutical companies. From October 2004 until February 2005, he was the Chief Business Officer at CovX Research LLC, a privately-held biopharmaceutical company, of San Diego, CA. Mr. Kollins served as an advisor to CovX since February 2005 and chaired CovX’s external advisory board from 2005 until the sale of the company to Pfizer, announced in December 2007. From January 2003 until January 2004, he served as the Vice President, Business Development at Renovis, Inc., a biopharmaceutical company located in South San Francisco, CA, and was a consultant to Renovis from January 2004 through October 2004. He also served as Vice President, Business Development at SurroMed, Inc., in Mountain View, California, from April 2000 through July 2002, and as an advisor to the Chief Executive Officer of SurroMed from July 2002 through January 2003. He started his career as a Product Manager with Immunex Corporation and held roles in marketing and business development at Elan Pharmaceuticals, Inc. and Athena Neurosciences, Inc., which was acquired by Elan. Mr. Kollins graduated from Duke University with a B.S.E. (Mechanical Engineering and Materials Science) degree and earned his M.B.A. at the University of Virginia’s Darden Graduate School of Business.

James B. Murphy, 51, was appointed as our Vice President and Chief Financial Officer in March 2004. From 2001 until May 2003, Mr. Murphy was Vice President of Finance for Whatman Inc., of Marlborough, Massachusetts, a subsidiary of U.K.-based Whatman plc (LSE: WHM), a publicly traded manufacturer of filtration and separation products for the pharmaceutical industry. From 1994 through 2001, Mr. Murphy worked at HemaSure (NASDAQ: HMSR), a spin-off of Sepracor, Inc., serving as the company’s Senior Vice President of Finance and Administration, and later as Senior Vice President and Chief Financial Officer. From 1990 to 1994, he was Corporate Controller at Sepracor (NASDAQ: SEPR), a diversified pharmaceutical, medical device and biotechnology products company based in Marlborough, Massachusetts. Mr. Murphy holds a B.A. in economics and accounting from the College of the Holy Cross and is registered as a Certified Public Accountant.

Dr. Patricia Ann Walicke M.D., Ph.D., 55, was appointed as our Vice President and Chief Medical Officer in July 2007. Prior to joining OXiGENE, Dr. Walicke was briefly an independent consultant (from April 2007 to July 2007) whose clients included several privately held biotechnology companies. Dr. Walicke was VP of Clinical and Regulatory Affairs at Avidia Inc from October 2005 until October 2006. She remained at Amgen Inc for transition of Avidia’s programs from the time of Avidia’s acquisition in October 2006 until April 2007. Prior to Avidia, Dr. Walicke was the Vice President of Clinical Development at Rinat Neuroscience from October 2003 to October 2005, which subsequently was acquired by Pfizer. From April 1999 until October 2003, Dr Walicke was employed at Genentech, where she held titles of Clinical Scientist, Senior Clinical Scientist and Medical Director. She started her career in industry as a Medical Director at Quintiles, and has also worked at Elan Pharmaceuticals. Prior to working in industry, Dr. Walicke had a neurology practice in Atlanta, Georgia and was a full-time faculty member of the Department of Neurosciences at the University of California, San Diego. Dr. Walicke graduated from MIT with a B.S. in Life Science, from Harvard Medical School with an M.D. and from Harvard Graduate School with a Ph.D.

Board Composition

Our Board of Directors currently consists of nine members, including six members who are “Non-Employee Directors” within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended. Under our by-laws, the number of members of our Board of Directors is fixed from time to time by the Board of Directors, and directors serve in office until the next annual meeting of stockholders and until their successors have been elected and qualified. The Board of Directors has set the size of the Board of Directors at nine.

Director Independence

Our board of directors has reviewed the materiality of any relationship between us and any of our directors, either directly or indirectly. Based on this review, the board has determined that six or our nine directors are “independent directors” as defined by The NASDAQ Stock Market LLC, or NASDAQ. Our Board has determined that the following members of the Board qualify as independent under the definition promulgated by NASDAQ: Messrs. Roy H. Fickling, Arthur B. Laffer, William D. Schwieterman, William N. Shiebler, Per-Olof Söderberg and J. Richard Zecher. All members of our committees of the Board of Directors are independent directors.

Compensation Committee Interlocks and Insider Participation

Our Compensation Committee currently consists of Messrs. Arthur B. Laffer (Chairman), William N. Shiebler, Roy H. Fickling, William Schwieterman and J. Richard Zecher. None of these directors are or have been employed by us.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

We have prepared the following Compensation Discussion and Analysis, or CD&A, to provide you with information that we believe is necessary to understand our executive compensation policies and decisions as they relate to the compensation of our named executive officers.

Overview

We are a clinical-stage, biopharmaceutical company developing novel therapeutics to treat cancer and eye diseases. The Company’s primary focus is the development and commercialization of product candidates referred to as vascular disrupting agents (VDAs) that selectively disrupt abnormal blood vessels associated with solid tumor progression and visual impairment in a number of ocular diseases, which are characterized by abnormal blood vessel growth.

Currently, we do not have any products available for sale. The only source of potential revenue at this time is from the license to a third party of our formerly owned Nicoplex and Thiol Test technology. Future revenues, if any, from this license agreement are expected to be minimal. We do not expect to generate material revenue or fee income in the near future unless we enter into a major licensing arrangement.

We have generated a cumulative net loss of approximately $137,801,000 for the period from our inception through December 31, 2007. We expect to incur significant additional operating losses over at least the next several years, principally as a result of our continuing clinical trials and anticipated research and development expenditures. The principal source of our working capital has been and is expected to continue to be the proceeds of private and public equity financing, the proceeds from product development collaborations and, to a lesser extent, the exercise of warrants and stock options.

We are committed to a disciplined financial strategy and as such maintain a limited employee and facilities base, with development, scientific, finance and administrative functions, which include, among other things, product development, regulatory oversight and clinical testing, managed from our Waltham, Massachusetts headquarters. Our research and development team members typically work on a number of development projects concurrently. We conduct substantial scientific activities pursuant to collaborative arrangements with universities. Regulatory and clinical testing functions are generally contracted out to third-party, specialty organizations.

Executive Compensation Policies and Objectives

The objectives of our compensation program are to attract and retain the highest quality personnel to lead our organization and to manage and support our development programs for our product candidates. While we believe that it is important to be competitive with our peer group of similarly situated biotechnology companies with respect to the base salary and cash incentive compensation that we pay, we believe that it is equally, if not more, important to structure compensation packages for key employees that include both a cash incentive, or bonus component and an equity component, for the reasons stated below. We also believe that our executive compensation program must be internally equitable and consistent in order for us to achieve our corporate objectives, as outlined above. In addition, we recognize that it is not uncommon for companies of our size and early stage of development to be acquired by or merged with another entity. In order to allow our executives to focus on the continued development of our potential product candidates and not be distracted by a potential merger or acquisition of the Company, we believe it is important that their compensation arrangements include a change in control provision.

Typically, our executive compensation arrangements include the following components: base salary, a commencement bonus, an annual cash bonus award generally in the range of 25% to 50% of the executive’s base salary, equity compensation awards on the date of hire and potential annual awards thereafter, change of control payments in certain circumstances and the payment of all health and dental insurance premiums.

Our ability to continue the development of our product candidates, which could lead to commercialization of those product candidates, and the research efforts to discover new potential products, depends heavily on our ability to attract capital in the form of equity offerings or collaborations with other entities. Our ability to attract adequate financial resources depends on continued progress in these development programs, and we strive to focus our executives’ efforts accordingly. As such, we believe that the most effective approach to compensation is to ensure that a significant portion of the executive’s incentive-based compensation is tied to progress made on our development programs and related activities in support of those programs.

In addition, the attraction and retention of individuals with experience in the biotechnology industry and the highly technical scientific knowledge and capability that is necessary to achieve our corporate goals is extremely competitive. In many instances, we are competing with other biotechnology and pharmaceutical companies that have significantly more financial resources than we have. Because we do not generate cash from our operations, we are sensitive to the utilization of our cash resources for compensation purposes, and therefore, believe that in order to attract such individuals, we must consider significant incentive compensation components.

We and the Compensation Committee of our Board of Directors review the performance of our executives on an annual basis. The primary factors included in our review include the achievement of both Company and individual objectives that generally include both an operational and financial component, communications with the Board of Directors, strategic decision making and the individuals’ potential for continued growth and contribution to achieve the Company’s long-term objectives. We generally make adjustments to base salary and equity and bonus awards all at the same time once a year at the conclusion of our assessment of the executives based on the factors described above.

We believe that equity compensation awards should be a significant component of each executive’s incentive compensation. Equity awards are generally in the form of options that vest in four equal annual installments. The exercise price of such awards is the closing price of our common stock as quoted on the NASDAQ Global Market on the date of grant. We have also made restricted stock awards to our executives in certain circumstances.

Examples of accomplishments that we seek to reward with cash bonus awards and equity awards include the initiation of a pre-clinical study or clinical trial for one of our potential product candidates, the attainment of a certain percentage of patients enrolled in one of our clinical trials, the completion of a clinical trial involving one of our potential product candidates and the completion of an equity offering or entry into a strategic collaboration or licensing agreement.

Current Compensation Arrangements

President and Chief Executive Officer

In July 2006, we hired Dr. Richard Chin to assume the role of President and Chief Executive Officer. Dr. Chin previously served as Senior Vice President and Head of Global Development for Elan Corporation, and served in various clinical and scientific roles of increasing responsibility for Genentech, Inc.

Dr. Chin’s employment agreement includes the following components:

•	Base salary — $380,000 per year subject to annual review and adjustment;

•	Annual bonus — Dr. Chin is eligible to earn an annual bonus equal to between 50% — 100% of his then current base salary based on the achievement of individual and Company goals;

•	Equity compensation award — Dr. Chin is eligible for annual equity grants with a target of 100,000 shares per year;

•	Compensation upon termination — Dr. Chin is eligible to receive compensation upon termination in the following circumstances:

•	Without cause or by Dr. Chin with good reason, as defined in his employment agreement — A total amount of 24 months of Dr. Chin’s then-current base salary and medical insurance coverage for up to 18 months.

•	Change in Control — If Dr. Chin’s employment is terminated within 12 months following a change in control, as defined in his employment agreement, he is eligible to receive a total amount of 24 months of his then-current base salary and medical insurance coverage for up to 18 months. In addition, all of Dr. Chin’s unvested option and restricted shares then held by him would vest and become immediately exercisable.

In July 2007, Dr. Chin received a $300,000 cash award in lieu of equity consistent with the terms of his employment agreement.

Other Executive Officers

The components of the compensation packages of our other executive officers are similar in content and nature to those of Dr. Chin, adjusted for areas of responsibility and practices by geographic region. We generally engage a recruiting consultant when hiring an executive officer. The consultant assists us in putting together an offer that helps us achieve our objective of attracting individuals with the depth of experience and capability for the function required. The components of the employment agreements of our other executive officers include an annual base salary, an initial equity award, a target annual cash bonus award generally between 25% and 30% of the executive’s then-current base salary and compensation upon termination or change-in-control provisions.

On January 11, 2008, the Compensation Committee met to discuss the incentive compensation arrangements for Dr. Chin and the other executive officers of the Company during the fiscal year ended December 31, 2007, and to set compensation for those officers for the fiscal year ended December 31, 2008. During that meeting, Dr. Chin described for members of the Compensation Committee the findings of a compensation survey that had been prepared for the Company by Dolmat Connell & Partners, in which the compensation of the company’s executive officers was compared to compensation paid to executives at similar stages of seniority at peer companies that had been selected on the basis of similar market capitalization and stage of product development. Those peer companies included: Antigenics Inc., Cell Therapeutics Inc., Curis Inc., Encysive Pharmaceuticals Inc., Insite Vision Inc., Insmed Inc, Introgen Therapeutics Inc., Nuvelo Inc., Peregrine Pharmaceuticals Inc., Pharmacyclics Inc., Spectrum Pharmaceuticals Inc., Telik Inc., Vical Inc., and Vion Pharmaceuticals, Inc.

During that meeting, the Committee reviewed the basic components of Dr. Chin’s compensation arrangement, which included base salary, incentive compensation and equity awards. The Committee also noted that the bonus structure for Dr. Chin had been previously agreed to as a part of his employment agreement with the Company. The Committee determined that, based on Dr. Chin’s accomplishments during the 2007 fiscal year, Dr. Chin would receive a bonus totaling $175,000, 50% of which would be paid in cash and the remaining 50% would be paid in common stock of the Company. This amount was slightly less than the target bonus range provided for in Dr. Chin’s employment agreement of $190,000 — $380,000. Dr. Chin’s positive accomplishments during 2007 that were noted by the Committee included the following:

•	progress in the Company’s clinical trial programs for its product candidates ZYBRESTAT and OXi4503, including:

•	clearance from the Food and Drug Administration to commence the Phase II/III clinical trial of ZYBRESTAT in anaplastic thyroid cancer, and agreement with the FDA on a special protocol assessment for that trial;

•	positive results from the Phase II trial of ZYBRESTAT in combination with carboplatin and paclitaxel in platinum-resistant ovarian cancer; and

•	positive results from the Phase Ib trial of ZYBRESTAT in combination with bevacizumab in the treatment of refractory tumors;

•	progress with respect to business development efforts; and

•	recruitment of Mr. Kollins and Dr. Walicke to join the Company.

No changes were made to Dr. Chin’s base salary or target bonus percentage for the 2008 fiscal year.

The Committee then reviewed the basic components of each of the other executives’ compensation arrangements which included base salary, incentive compensation and equity awards. The Committee determined that the following awards were warranted:

•	Mr. Kollins would receive a cash bonus of $75,000 for performance in 2007. In determining that this bonus was appropriate, the Committee noted that Mr. Kollins had made good progress with respect to business development efforts by the Company, including contacting companies with a significant presence in oncology and ophthalmology, and entering into confidentiality agreements with several significant companies in those areas. The Committee also noted Mr. Kollins’ efforts in managing strategic areas of the Company’s business, including investor relations and intellectual property counsel. In light of these factors, the Committee determined to grant Mr. Kollins a bonus at the low end of his target range of 30-40% of his base salary, prorated to reflect that his employment with the Company began on February 28, 2007. In connection with the commencement of his employment with the Company, Mr. Kollins was awarded an option to purchase 200,000 shares of the Company’s common stock. With respect to 100,000 shares, the options shall vest in equal annual installments over four (4) years beginning on the one year anniversary of the grant date. With respect to the remaining 100,000 shares, the options shall vest upon consummation by OXiGENE of a major outlicensing transaction, as approved by the Board of Directors and as described in the agreement. No adjustments were made to Mr. Kollins’ base salary or target bonus percentage for fiscal 2008.

•	Mr. Murphy would receive a cash bonus of $70,000 for performance in 2007. In determining that this bonus was appropriate, the Committee noted that Mr. Murphy had done an excellent job in managing the Company’s compliance requirements under the Sarbanes-Oxley Act of 2002, had contributed significantly to the Company’s investor relations efforts, and had managed the Company’s finance department well. The Committee determined to grant Mr. Murphy a bonus of slightly less than his target bonus of 30% of base salary. No adjustments were made to Mr. Murphy’s base salary or target bonus percentage for fiscal 2008.

•	Dr. Walicke would receive a cash bonus of $35,000 for performance in 2007. In determining that this bonus was appropriate, the Committee noted that Dr. Walicke had significantly moved forward the Company’s clinical trial programs, particularly with respect to the Company’s Phase II/III trial of ZYBRESTAT in anaplastic thyroid cancer. In light of this factor, the Committee determined to grant

Dr. Walicke a bonus slightly above her target range of 25% of her base salary, prorated to reflect that her employment with the Company began on July 31, 2007. In connection with the commencement of her employment with the Company, Dr. Walicke was awarded an option to purchase 200,000 shares of the Company’s common stock which shall vest in equal annual installments over four (4) years beginning on the one (1) year anniversary of the grant date. No adjustments were made to Dr. Walicke’s base salary or target bonus percentage for fiscal 2008.

•	Dr. Chaplin would receive a cash bonus of $40,000 for performance in 2007, which was determined to be at the low end of a bonus range for a chief scientific officer of a similarly situated company. In determining that this bonus was appropriate, the Committee noted that Dr. Chaplin’s skills were currently being underutilized. No adjustments were made to Dr. Chaplin’s base salary for fiscal 2008. The Compensation Committee has not established a target bonus percentage for Dr. Chaplin.

Employment Agreement with John A. Kollins

During 2007, OXiGENE entered into an employment agreement with Mr. Kollins with respect to his service as its Senior Vice President and Chief Business Officer. Pursuant to the agreement, Mr. Kollins will initially receive an annual base salary of $275,000 per year. In addition, Mr. Kollins may be awarded an annual bonus of 30% to 40% of his then-current annual base salary, at the sole discretion of OXiGENE, based on OXiGENE’s assessment of his and OXiGENE’s performance. Mr. Kollins also received a signing bonus in the amount of $60,000, subject to repayment in certain events. OXiGENE also granted to Mr. Kollins, pursuant to the OXiGENE, Inc. 2005 Stock Plan, options to purchase 200,000 shares of the Company’s common stock at an exercise price equal to the fair market value on the date of grant and OXiGENE’s standard form of option agreement. With respect to 100,000 shares, the options shall vest in equal annual installments over four (4) years beginning on the one (1) year anniversary of the grant date. With respect to the remaining 100,000 shares, the options shall vest upon consummation by OXiGENE of a major outlicensing transaction, as approved by the Board of Directors and as described in the agreement. If Mr. Kollins relocates, the Company shall reimburse him for up to $75,000 in relocation expenses, as specified in the agreement.

Mr. Kollins may terminate the agreement upon written notice to OXiGENE. OXiGENE may also terminate the agreement without prior written notice for cause, as defined in the agreement, as long as, in certain circumstances, it gives Mr. Kollins a minimum period of 30 days to cure the act or omission constituting cause (if reasonably subject to cure), as described in the agreement. If Mr. Kollins’ employment is terminated by OXiGENE for cause, or by Mr. Kollins without good reason (as defined in the agreement), OXiGENE will pay to Mr. Kollins the amount of accrued obligations as of the date of such termination, consisting of accrued and unpaid salary, value of accrued vacation days and amount of unreimbursed and incurred expenses. If Mr. Kollins’ employment is terminated by OXiGENE other than for cause or Mr. Kollins’ disability, OXiGENE will pay to Mr. Kollins the accrued obligations, as described above, an amount equal to 12 months of his then-current base salary, the annual bonus related to the most recently completed calendar year, if not already paid, and will also pay COBRA premiums, should Mr. Kollins timely elect and be eligible for COBRA coverage, for Mr. Kollins and his immediate family for 12 months (provided that OXiGENE shall have no obligation to provide such coverage if Mr. Kollins becomes eligible for medical and dental coverage with another employer).

If Mr. Kollins’ employment is terminated by OXiGENE (other than for cause or Mr. Kollins’ disability) within one year following a change in control of the Company (as defined in the agreement), or by Mr. Kollins with good reason within one year following a change in control of the Company, OXiGENE will pay to Mr. Kollins the accrued obligations, as described above, an amount equal to 12 months of his then-current base salary, the annual bonus related to the most recently completed calendar year, if not already paid, and will also pay COBRA premiums for a period of 12 months on the same conditions as described above. In addition, all of Mr. Kollins’ unvested equity compensation outstanding on the date of termination shall vest and remain exercisable in accordance with the terms of the applicable plan and related agreements. Mr. Kollins has also agreed not to engage in activities competitive with the Company during his employment and for a 12 month period following the termination of his employment.

Separation Agreement with Dr. Peter Harris

In connection with the departure of Dr. Harris, our former Chief Medical Officer, from OXiGENE, we entered into a separation agreement with Dr. Harris. Pursuant to the separation agreement, Dr. Harris’s employment with OXiGENE ended on August 31, 2007. We agreed to pay Dr. Harris severance compensation of approximately $160,000 made up of six equal monthly payments of approximately $26,700 each beginning in September 2007. OXiGENE agreed to maintain the original term of Dr. Harris’ options to purchase 25,000 shares of common stock that he was vested in on the date of his separation from the Company which date is June 14, 2016. All unvested options terminated on August 31, 2007.

Employment Agreement with Dr. Patricia A. Walicke

In July 2007, we hired Dr. Patricia A. Walicke to assume the role of Chief Medical Officer. Dr. Walicke was VP of Clinical and Regulatory Affairs at Avidia Inc from October 2005 until October 2006. She remained at Amgen Inc for transition of Avidia’s programs from the time of Avidia’s acquisition in October 2006 until April 2007. Prior to Avidia, Dr. Walicke held various management positions of increasing responsibility at both large and small organizations in the life sciences industry. Prior to working in industry, Dr. Walicke had a neurology practice in Atlanta, Georgia and was a full-time faculty member of the Department of Neurosciences at the University of California, San Diego. Dr. Walicke graduated from MIT with a B.S. in Life Science, from Harvard Medical School with an M.D. and from Harvard Graduate School with a Ph.D.

Dr. Walicke’s employment agreement includes the following components:

•	Base salary — $300,000 per year subject to annual review and adjustment;

•	Annual bonus — Dr. Walicke is eligible to earn an annual bonus equal to 25% of her then-current base salary based on the achievement of individual and Company goals;

•	Commencement bonus — $30,000. This amount is subject to recovery by the Company should Dr. Walicke’s employment be terminated for cause by the Company or voluntarily by Dr. Walicke prior to July 31, 2008;

•	Equity compensation award — An initial award of options to purchase 200,000 shares of common stock and additional equity awards from time to time in the discretion of the Board of Directors;

•	Compensation upon termination — Dr. Walicke is eligible to receive compensation upon termination in the following circumstances:

•	Without cause or by Dr. Walicke with good reason, as defined in her employment agreement — A total amount of 12 months of Dr. Walicke’s then-current base salary and medical insurance coverage for up to 12 months.

•	Change in Control — If Dr. Walicke’s employment is terminated within 12 months following a change in control, as defined in her employment agreement, she is eligible to receive a total amount of 12 months of her then-current base salary and medical insurance coverage for up to 12 months. In addition, all of Dr. Walicke’s unvested options and restricted shares then held by her would vest and become immediately exercisable.

Please see the Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table for a description of our employment agreements with Mr. Murphy and Dr. Chaplin.

Summary Compensation Table

The following table shows the total compensation paid or accrued during the fiscal years ended December 31, 2006 and December 31, 2007 to (1) our Chief Executive Officer, (2) our Chief Financial Officer, (3) our former Chief Medical Officer and (4) our three next most highly compensated executive officers who earned more than $100,000 during the fiscal years ended December 31, 2006 and December 31, 2007.

					Stock		Option	All Other
Name	Year	Salary ($)	Bonus ($)		Awards ($)(1)		Awards ($)(1)	Compensation ($)	Total ($)

Richard Chin	2007	$380,000	$475,000	(1)	$450,000	(1)	$190,000	$240	$1,495,240
President and Chief Executive Officer	2006	$176,846	$300,000		$49,935		$93,174	$100	$620,055
David Chaplin	2007	$365,571	$40,000		$98,189		$64,458	$—	$568,218
Vice President and Chief Scientific Officer	2006	$325,000	$81,250		$98,259		$148,099	$428	$653,036
Peter Harris(2)	2007	$253,944	$—		$—		$16,357	$159,144	$429,445
Former Vice President and Chief Medical Officer	2006	$167,064	$105,000		$—		$36,033	$—	$308,097
John Kollins(3)	2007	$276,618	$75,000		$—		$55,856	$270	$407,744
SeniorVice President and Chief Business Officer	2006	$—	$—		$—		$—	$—	$—
James Murphy	2007	$242,692	$70,000		$49,100		$70,156	$497	$432,445
Vice President and Chief Financial Officer	2006	$220,000	$100,000		$49,129		$27,807	$469	$397,405
Patricia Walicke(4)	2007	$148,846	$35,000		$—		$53,734	$387	$237,967
Vice President and Chief Medical Officer	2006	$—	$—		$—		$—	$—	$—

(1)	Bonus includes the value of 36,610 shares of common stock awarded to Dr. Chin as part of his fiscal 2007 bonus. The stock award amount represents the compensation expense incurred by us in fiscal year 2007 in connection with a grant of 250,000 shares of restricted common stock to Dr. Chin on January 2, 2007. See Note 1 to our Condensed Consolidated Financial Statements reported in our Annual Report on Form 10-K for our fiscal year ended December 31, 2007 for details as to the assumptions used to determine the fair value of each of the stock awards and option awards set forth in this table, and Note 3 describing all forfeitures during fiscal year 2007. See also our discussion of stock-based compensation under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates.”

(2)	Dr. Harris terminated his employment with us effective August 31, 2007. His separation agreement provides for a severance payment of approximately $160,000 made up of six equal monthly payments of approximately $26,700 each beginning in September 2007.

(3)	Mr. Kollins commenced employment with us on February 28, 2007. He received a commencement bonus of $60,000.

(4)	Dr. Walicke commenced employment with us on July 31, 2007. She received a commencement bonus of $30,000.

Grants of Plan-Based Awards

The following table shows information regarding grants of non-equity incentive plan awards and grants of equity awards that we made during the fiscal year ended December 31, 2007 to each of the executive officers named in the Summary Compensation Table.

		All Other	All Other
		Awards:	Option Awards:
		Number of	Number of	Exercise or	Grant Date
		Shares of	Securities	Base Price of	Fair Value of
		Stock or	Underlying	Option Awards	Stock and
Name	Grant Date	Units (#)	Options (#)	($/Share)	Option Awards

Richard Chin	1/2/2007	250,000	—	$0.00	$4.80
David Chaplin	1/25/2007	—	25,000	$4.18	$3.01
Peter Harris(1)	1/25/2007	—	75,000	$4.18	$3.01
John Kollins(2)	4/30/2007	—	100,000	$4.69	$3.33
	4/30/2007		100,000	$4.69	N/A
James Murphy	1/25/2007	—	50,000	$4.18	$3.01
Patricia Walicke	8/2/2007	—	200,000	$3.70	$2.59

The Company’s 2005 Stock Plan provides that the exercise price of options shall be determined by using the fair market value of the Company’s common stock, which is defined under the Stock Plan as the closing price of the Company’s common stock on the NASDAQ Global Market on the grant date.

(1)	Dr. Harris’ employment with us ended effective August 31, 2007.

(2)	This tranche of the award of a total of 200,000 options will vest upon the consummation by OXiGENE of a major outlicensing transaction, as approved by the Board of Directors and as described in Mr. Kollins’ employment agreement. As such, a value can not be ascribed to these 100,000 options until vesting of these options has occurred.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Agreement with Joel-Tomas Citron.  In January 2002, we entered into an employment agreement with Mr. Citron, our Chairman of the Board. The agreement had an original term of two years, and, in July 2003, its term was extended until January 2, 2006. Pursuant to the agreement, Mr. Citron currently receives base compensation in the amount of $200,000 per year plus an additional $48,000 per year as reimbursement for the cost of medical insurance and secretarial services incurred by Mr. Citron. The agreement sets forth the parameters of a bonus program which bonus, if earned, is payable in shares of our common stock. We may terminate the agreement prior to the end of its term for “cause” as defined in the agreement, and Mr. Citron may terminate the agreement on thirty days’ prior notice. We have extended the term of Mr. Citron’s agreement to the date of our 2008 annual meeting.

Employment Agreement with Richard Chin.  In June 2006, OXiGENE entered into an employment agreement with Dr. Chin with respect to his service as its President and Chief Executive Officer. Pursuant to the agreement, Dr. Chin currently receives an annual base salary of $380,000 per year. In addition, Dr. Chin may be eligible to earn an annual bonus based on achievement of individual and Company written goals established on an annual basis by the Board. If Dr. Chin meets the applicable goals, then he shall be entitled to a minimum bonus for that year equal to 50% of his then-current base salary. The Board may also, in its discretion, choose to award Dr. Chin a bonus of up to 100% of his then-current base salary. At least 50% of the annual bonus awarded and paid in any year other than 2007 shall be comprised of restricted stock grants or other forms of equity, the amount of which shall be determined by dividing one half of Dr. Chin’s annual bonus for that year by the Company’s closing stock price on the date of grant. Dr. Chin may elect to receive a greater percentage of his annual bonus in the form of equity, subject to the approval of the Board. On an annual basis beginning in 2007, the Board, in its discretion, shall grant to Dr. Chin additional options or restricted common stock, with a target of approximately 100,000 shares of common stock per year; provided that, in 2007 only, the Board approved the payment of a cash award to Dr. Chin of $300,000 in lieu of any award of options or restricted stock. The award and amount of such grants (or cash payment) shall be based on performance and shall be awarded at the sole discretion of the Board. In addition, for as long as Dr. Chin remains OXiGENE’s Chief Executive Officer, the Nominating Committee of the Board will nominate him for continuing membership on the Board.

OXiGENE may terminate the employment agreement without prior written notice, and Dr. Chin may terminate the agreement on 30 days’ prior written notice, as described in the agreement. OXiGENE may also terminate the agreement without prior written notice for “cause,” as defined in the agreement, as long as, in certain circumstances, it gives Dr. Chin a minimum period of 30 days to cure the act or omission constituting cause, as described in the agreement. Upon termination of Dr. Chin’s employment for any reason, if so requested by the Chairman of the Board or a majority of the members of the Board, Dr. Chin shall immediately resign as a director of the Company. If Dr. Chin’s employment is terminated by OXiGENE for cause, or by Dr. Chin without good reason, or as a result of Dr. Chin’s death, OXiGENE will pay to Dr. Chin the amount of accrued obligations to Dr. Chin as of the date of such termination, consisting of accrued and unpaid salary, value of accrued vacation days, amount of unreimbursed and incurred expenses, Dr. Chin’s unvested equity compensation already granted and earned as part of his bonus in the previous year(s), which shall immediately vest and become exercisable upon termination, and the annual bonus related to the most recently completed calendar year, if not already paid. If Dr. Chin’s employment is terminated by OXiGENE as a result of Dr. Chin’s disability, OXiGENE will pay to Dr. Chin the accrued obligations, as described above, plus an amount equal to two months of Dr. Chin’s then-current base salary.

If Dr. Chin’s employment is terminated by OXiGENE without cause, or by Dr. Chin with good reason, OXiGENE will pay to Dr. Chin the accrued obligations, as described above, and an amount equal to 24 months of his then-current base salary, and will also continue to provide medical insurance coverage to Dr. Chin and his family at no cost for 18 months, as described in the agreement. If Dr. Chin’s employment is terminated by OXiGENE without cause, or by Dr. Chin with good reason, within 12 months following a change in control of the Company, as defined in the agreement, OXiGENE will pay to Dr. Chin the accrued obligations, as described above, and an amount equal to 24 months of his then-current base salary, and will also continue to provide medical insurance coverage to Dr. Chin and his family at no cost for 18 months, as described in the agreement. In addition, all unvested options and restricted shares then held by Dr. Chin shall vest and be immediately exercisable.

Employment Agreement with David Chaplin.  In July 2000, we entered into an employment agreement with Dr. Chaplin, our Chief Scientific Officer and Head of Research and Development. Pursuant to the agreement, in 2006, Dr. Chaplin received a base salary of $205,000 per year. In addition, in 2006, Dr. Chaplin received a consulting fee of $120,000 per year paid in equal quarterly installments. Effective in January 2007, Dr. Chaplin’s employment agreement was amended such that he will receive an annual base salary of £180,257 per year (or $353,141, using January 1, 2007 exchange rates). We may terminate the employment agreement on six months’ prior notice, and Dr. Chaplin may terminate the agreement on six months’ prior notice. OXiGENE may also terminate the agreement without prior notice for “cause,” as defined in the agreement. If Dr. Chaplin’s employment is terminated by OXiGENE other than for cause, or in a case of a “termination with good reason,” as defined in the agreement, Dr. Chaplin will be entitled to receive a payment of two months of his then-current base salary for each year of employment, and all stock options and other incentive compensation granted to Dr. Chaplin by OXiGENE shall, to the extent vested, remain exercisable in accordance with the 2005 Stock Plan and any related agreements. In the event of a termination other than for “cause” of Dr. Chaplin’s employment or a “termination with good reason” within one year following a change in control of OXiGENE, as such term is defined in the agreement, Dr. Chaplin will be entitled to receive a payment of twelve months’ then-current base salary plus any salary owed to him but unpaid as of the date of termination, and all stock options and other incentive compensation granted to Dr. Chaplin by OXiGENE shall, to the extent vested, remain exercisable in accordance with the 2005 Stock Plan and any related agreements.

Employment Agreement with John A. Kollins.  OXiGENE has entered into an employment agreement with Mr. Kollins with respect to his service as its Senior Vice President and Chief Business Officer. Pursuant to the agreement, Mr. Kollins currently receives an annual base salary of $275,000 per year. In addition, Mr. Kollins may be awarded an annual bonus of 30% to 40% of his then-current annual base salary, at the sole discretion of OXiGENE, based on OXiGENE’s assessment of his and OXiGENE’s performance. Mr. Kollins also received a signing bonus in the amount of $60,000, subject to repayment in certain events. OXiGENE also granted to Mr. Kollins, pursuant to the OXiGENE, Inc. 2005 Stock Plan, options to purchase 200,000 shares of the Company’s common stock at an exercise price of $4.69 per share. With respect to 100,000 shares, the options shall vest in equal annual installments over four (4) years beginning on April 30, 2008. With respect to the remaining 100,000 shares, the options shall vest upon consummation by OXiGENE of a major outlicensing transaction, as approved by the Board of Directors and as described in the agreement. If Mr. Kollins relocates, the Company shall reimburse him for up to $75,000 in relocation expenses, as specified in the agreement.

Mr. Kollins may terminate the agreement upon written notice to OXiGENE. OXiGENE may also terminate the agreement without prior written notice for cause, as defined in the agreement, as long as, in certain circumstances, it gives Mr. Kollins a minimum period of 30 days to cure the act or omission constituting cause (if reasonably subject to cure), as described in the agreement. If Mr. Kollins’ employment is terminated by OXiGENE for cause, or by Mr. Kollins without good reason (as defined in the agreement), OXiGENE will pay to Mr. Kollins the amount of accrued obligations as of the date of such termination, consisting of accrued and unpaid salary, value of accrued vacation days and amount of unreimbursed and incurred expenses. If Mr. Kollins’ employment is terminated by OXiGENE other than for cause or Mr. Kollins’ disability, OXiGENE will pay to Mr. Kollins the accrued obligations, as described above, an amount equal to 12 months of his then-current base salary, the annual bonus related to the most recently completed calendar year, if not already paid, and will also pay COBRA premiums, should Mr. Kollins timely elect and be eligible for COBRA coverage, for Mr. Kollins and his immediate family for 12 months (provided that OXiGENE shall have no obligation to provide such coverage if Mr. Kollins becomes eligible for medical and dental coverage with another employer).

If Mr. Kollins’ employment is terminated by OXiGENE (other than for cause or Mr. Kollins’ disability) within one year following a change in control of the Company (as defined in the agreement), or by Mr. Kollins with good reason within one year following a change in control of the Company, OXiGENE will pay to Mr. Kollins the accrued obligations, as described above, an amount equal to 12 months of his then-current base salary, the annual bonus related to the most recently completed calendar year, if not already paid, and will also pay COBRA premiums for a period of 12 months on the same conditions as described above. In addition, all of Mr. Kollins’ unvested equity compensation outstanding on the date of termination shall vest and remain exercisable in accordance with the terms of the applicable plan and related agreements. Mr. Kollins has also agreed not to engage in activities competitive with the Company during his employment and for a 12 month period following the termination of his employment.

Employment Agreement with James B. Murphy.  In February 2004, we entered into an employment agreement with Mr. Murphy, our Vice President and Chief Financial Officer. Pursuant to the agreement, Mr. Murphy currently receives a base salary of $245,000 per year. We may terminate the agreement on thirty days’ prior notice, and Mr. Murphy may also terminate the agreement on thirty days’ prior notice. We may also terminate the agreement prior to the end of its term for “cause” as defined in the agreement. If Mr. Murphy’s employment is terminated by OXiGENE other than for cause, or in a case of a “termination with good reason,” as defined in the agreement, Mr. Murphy will be entitled to receive a payment of nine months’ then-current base salary, and all stock options and other incentive compensation granted to Mr. Murphy by OXiGENE shall, to the extent vested, remain exercisable in accordance with the 2005 Stock Plan and any related agreements. In the event of a termination other than for “cause” of Mr. Murphy’s employment or a “termination with good reason” within one year following a change in control of OXiGENE, as such term is defined in the agreement, Mr. Murphy will be entitled to receive a payment of twelve months’ then-current base salary plus any salary owed to him but unpaid as of the date of termination, and all stock options and other incentive compensation granted to Mr. Murphy by OXiGENE shall, to the extent vested, remain exercisable in accordance with the 2005 Stock Plan and any related agreements.

Employment Agreement with Patricia A. Walicke.  OXiGENE has entered into an employment agreement with Dr. Walicke with respect to her service as its Vice President and Chief Medical Officer. Pursuant to the agreement, Dr. Walicke currently receives an annual base salary of $300,000 per year. In addition, Dr. Walicke may be awarded an annual bonus of 25% of her then-current annual base salary, at the sole discretion of OXiGENE, based on OXiGENE’s assessment of her and OXiGENE’s performance. Dr. Walicke also has received a signing bonus in the amount of $30,000, subject to repayment in certain events. OXiGENE granted to Dr. Walicke, pursuant to the OXiGENE, Inc. 2005 Stock Plan, options to purchase 200,000 shares of the Company’s common stock at an exercise price of $3.70 per share. The options shall vest in equal annual installments over four (4) years beginning on August 2, 2008. If Dr. Walicke relocates, the Company shall reimburse her for up to $75,000 in relocation expenses, as specified in the agreement.

Dr. Walicke may terminate the agreement upon written notice to OXiGENE. OXiGENE may also terminate the agreement without prior written notice for cause, as defined in the agreement, as long as, in certain circumstances, it gives Dr. Walicke a minimum period of 30 days to cure the act or omission constituting cause (if reasonably subject to cure), as described in the agreement. If Dr. Walicke’ employment is terminated by OXiGENE for cause, or by Dr. Walicke without good reason (as defined in the agreement), OXiGENE will pay to Dr. Walicke the amount of accrued obligations as of the date of such termination, consisting of accrued and unpaid salary, value of accrued vacation days and amount of unreimbursed and incurred expenses. If Dr. Walicke’ employment is terminated by OXiGENE other than for cause or Dr. Walicke’ disability, OXiGENE will pay to Dr. Walicke the accrued obligations, as described above, an amount equal to 12 months of her then-current base salary, the annual bonus related to the most recently completed calendar year, if not already paid, and will also pay COBRA premiums, should Dr. Walicke timely elect and be eligible for COBRA coverage, for Dr. Walicke and her immediate family for 12 months (provided that OXiGENE shall have no obligation to provide such coverage if Dr. Walicke becomes eligible for medical and dental coverage with another employer).

If Dr. Walicke’ employment is terminated by OXiGENE (other than for cause or Dr. Walicke’s disability) within one year following a change in control of the Company (as defined in the agreement), or by Dr. Walicke with good reason within one year following a change in control of the Company, OXiGENE will pay to Dr. Walicke the accrued obligations, as described above, an amount equal to 12 months of her then-current base salary, the annual bonus related to the most recently completed calendar year, if not already paid, and will also pay COBRA premiums for a period of 12 months on the same conditions as described above. In addition, all of Dr. Walicke’ unvested equity compensation outstanding on the date of termination shall vest and remain exercisable in accordance with the terms of the applicable plan and related agreements. Dr. Walicke has also agreed not to engage in activities competitive with the Company during her employment and for a 12 month period following the termination of her employment.

Employment Agreement with Peter Harris.  In June 2006, OXiGENE entered into an employment agreement with Dr. Harris with respect to his service as its Chief Medical Officer. Pursuant to the agreement, Dr. Harris received an annual base salary of £159,000 per year (or $318,000, using an average exchange rate for fiscal 2007). OXiGENE had the right to terminate the agreement on 120 days’ prior written notice, and Dr. Harris could terminate the agreement on 30 days’ prior notice. OXiGENE could also terminate the agreement without prior notice for “cause,” as defined in the agreement.

Separation Agreement with Peter Harris.  In connection with the departure of Dr. Harris, our former Chief Medical Officer, from OXiGENE, we entered into a separation agreement with Dr. Harris. Pursuant to the separation agreement, Dr. Harris’s employment with OXiGENE ended on August 31, 2007. We agreed to pay Dr. Harris severance compensation of approximately $160,000 made up of six equal monthly payments of approximately $26,700 each beginning in September 2007. OXiGENE agreed to maintain the original term, which is until June 14, 2016, of Dr. Harris’ options to purchase 25,000 shares of common stock that he was vested in on the date of his separation from the Company. All unvested options terminated on August 31, 2007.

Outstanding Equity Awards at Fiscal Year-End

The following table shows grants of stock options and grants of unvested stock awards outstanding on the last day of the fiscal year ended December 31, 2007, including both awards subject to performance conditions and non-performance-based awards, to each of the executive officers named in the Summary Compensation Table.

	Option Awards(1)				Stock Awards
	Number of	Number of				Market Value
	Securities	Securities			Number of	of Shares or
	Underlying	Underlying	Option		Shares or	Units of Stock
	Unexercised	Unexercised	Exercise	Option	Units of Stock	That Have not
	Options	Options	Price	Expiration	That Have	Vested (2)
Name	Exerciseable #	Unexerciseable #	$	Date	not Vested #	$

Richard Chin	62,500	187,500	$4.08	7/6/2016	20,000	$49,800
President and Chief Executive Officer					187,500	$466,875
David Chaplin	45,000	—	$5.06	7/12/2010	40,000	$99,600
Vice President and Chief Scientific Officer	100,000	—	$2.24	3/15/2012
	100,000	—	$7.94	7/24/2013
	37,500	12,500	$5.03	7/28/2014
	—	25,000	$4.18	1/25/2017
Peter Harris(3)	25,000	—	$3.51	6/14/2016	—	$—
Former Vice President and Chief Medical Officer
John Kollins	—	200,000	$4.69	4/30/2017	—	$—
SeniorVice President and Chief Business Officer
James Murphy	75,000	—	$9.05	2/23/2014	20,000	$49,800
Vice President and Chief Financial Officer	15,000	5,000	$5.03	7/28/2014
	6,250	18,750	$3.51	6/14/2016
	—	50,000	$4.18	1/25/2017
Patricia Walicke	—	200,000	$3.70	8/2/2017	—	$—
Vice President and Chief Medical Officer

(1)	Except for Mr. Kollins’ award, option awards vest in equal annual installments over four years beginning on the first anniversary of the date of grant and the exercise price is the closing price of the Company’s common stock as quoted on the NASDAQ Global Market on the date of grant. With respect to the grant of 200,000 options to Mr. Kollins, with respect to 100,000 shares, the options shall vest in equal annual installments over four (4) years beginning on the one (1) year anniversary of the grant date. With respect to the remaining 100,000 shares, the options shall vest upon consummation by OXiGENE of a major outlicensing transaction, as approved by the Board of Directors and as described in the agreement.

(2)	The market value of the stock awards is determined by multiplying the number of shares times $2.49, the closing price of our common stock on the NASDAQ Global Market on December 31, 2007, the last day of our fiscal year.

(3)	Dr. Harris’s employment with us terminated effective August 31, 2007. Pursuant to Dr. Harris’s separation agreement, he has until June 14, 2016 to exercise all vested options. All unvested options expired on the separation date.

Option Exercises and Stock Vested

The following table shows information regarding exercises of options to purchase our common stock and vesting of stock awards held by each executive officer named in the Summary Compensation Table during the fiscal year ended December 31, 2007.

	Option Awards		Stock Awards
	Number of		Number of
	Shares		Shares
	Acquired	Value Realized	Acquired	Value Realized
	on Exercise	on Exercise	on Vesting	on Vesting(1)
Name	(#)	($)	(#)	($)

Richard Chin	—	$—	10,000	$32,200
President and Chief Executive Officer			62,500	$300,000
David Chaplin	—	$—	20,000	$71,800
Vice Pres ident and Chief Scientific Officer
Peter Harris(2)	—	$—	—	$—
Former Vice President and Chief Medical Officer
John Kollins	—	$—	—	$—
SeniorVice President and Chief Business Officer
James Murphy	—	$—	10,000	$35,900
Vice Pres ident and Chief Financial Officer
Patricia Walicke	—	$—	—	$—
Vice President and Chief Medical Officer

(1)	Amounts shown in this column do not necessarily represent actual value realized from the sale of the shares that vest because in many cases the shares are not sold upon vesting but continue to be held by the executive officer. The amounts shown represent the market price on the date of vesting times the number of awards that vested, which is the amount that would have been realized if the shares had been sold immediately upon vesting.

(2)	Dr. Harris terminated his employment with us effective August 31, 2007.

Pension Benefits

We do not have any qualified or non-qualified defined benefit plans.

Nonqualified Deferred Compensation

We do not have any non-qualified defined contribution plans or other deferred compensation plans.

Potential Payments upon Termination or Change-In-Control

The Company has entered into certain agreements and maintains certain plans that may require the Company to make certain payments and/or provide certain benefits to named executive officers of the Company in the event of a termination of employment or a change of control of the Company. The following tables summarize the potential payments to each named executive officer assuming that one of the described termination events occurs. The tables assume that the event occurred on December 31, 2007, the last day of our fiscal year. On December 31, 2007, the last trading day of 2007, the closing price of our common stock as listed on The NASDAQ Global Market was $2.49 per share.

Richard Chin, M.D.

			Involuntary not for Cause
	Termination within	Voluntary	Termination or Termination
Executive Benefits and Payments	12 Months Following	Termination by	by Executive with Good	For Cause
Upon Termination	Change in Control	Executive or Death	Reason	Termination	Disability

Base Salary	$760,000	$—	$760,000	$—	$63,333
Annual Bonus (x% of Base Salary)	Executive entitled to Annual Bonus related to most recently completed calendar year if not already paid	Executive entitled to Annual Bonus related to most recently completed calendar year if not already paid	Executive entitled to Annual Bonus related to most recently completed calendar year if not already paid	N/A	Executive entitled to Annual Bonus related to most recently completed calendar year if not already paid
Acceleration of Vesting of Equity	100%	0%	0%	0%	0%
Number of Stock Options and Value upon Termination	250,000	62,500	62,500	62,500	62,500
	$622,500	$155,625	$155,625	$155,625	$155,625
Number of Shares of Vested Stock	290,000	82,500	82,500	82,500	82,500
Received and Value upon Termination	$722,100	$205,425	$205,425	$205,425	$205,425
Relocation Reimbursement	N/A	N/A	N/A	N/A	N/A
Deferred Compensation Payout	N/A	N/A	N/A	N/A	N/A
Post-Term Health Care	Up to 18 months for Executive and family $34,783	N/A	Up to 18 months for Executive and family $34,783	N/A	N/A
Excise Tax Gross Up	To the extent the above payments become subject to the excise tax imposed by Section 4999 of the Code, the Company shall make an additional payment to Executive for such tax amount.

The information set forth above is described in more detail in the narrative following the Grants of Plan Based Awards table.

A “Change in Control” is defined in Dr. Chin’s employment agreement and shall mean the following, but only to the extent it is interpreted in a manner consistent with the meaning of “a change in the ownership or effective control of the corporation, or in the ownership of a substantial portion of the assets of the corporation” under Section 409A of Internal Revenue Code of 1986, as amended (“Code Section 409A”), and any successor statute, regulation and guidance thereto, and limited to the extent necessary so that it will not cause adverse tax consequences with respect to Code Section 409A: (i) a merger or consolidation of the Company whether or not approved by the Board of Directors, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or the parent of such corporation) at least 50% of the total voting power represented by the voting securities of the Company or such surviving entity or parent of such corporation, as the case may be, outstanding immediately after such merger or consolidation; or (ii) the stockholders of the Company approve an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets.

In the event that Dr. Chin is terminated following a Change in Control, he will be entitled to receive severance benefits identical to what he would receive upon an involuntary not-for-cause termination or termination by Dr. Chin with good reason, except that he will already have received full vesting of his equity.

Dr. Chin will be entitled to certain benefits as described in the table above if his employment is terminated by the Company for reasons other than cause or by him with good reason. “Cause” shall mean that the executive has (i) intentionally committed an act or omission that materially harms the Company; (ii) been grossly negligent in the performance of executive’s duties to the Company; (iii) willfully failed or refused to follow the lawful and proper directives of the Board, which failure or refusal continues despite executive having received an opportunity to cure pursuant to Section 2(b)(ii)(B) of Dr. Chin’s employment agreement; (iv) been convicted of, or pleaded guilty or nolo contendre, to a felony; (v) committed a criminal act involving moral turpitude, but excluding any conviction which results solely from executive’s title or position with the Company and is not based on his personal conduct; (vi) committed an act relating to the executive’s employment or the Company involving, in the good faith judgment of the Board, material fraud or theft; (vii) breached any material provision of his employment agreement or any nondisclosure or non-competition agreement (including the Confidentiality, Non-Competition and Intellectual Property Agreement attached to Dr. Chin’s employment agreement as Exhibit B), between the executive and the Company, as all of the foregoing may be amended prospectively from time to time; or (viii) intentionally breached a material provision of any code of conduct or ethics policy in effect at the Company, as all of the foregoing may be amended prospectively from time to time. “Good Reason” shall mean: (i) without the executive’s express written consent, any material reduction in executive’s title, or responsibilities compared to those prior to the Change in Control; (ii) without the executive’s express written consent, a material reduction by the Company in the executive’s total compensation as in effect on the date of his employment agreement or as the same may be increased from time to time, provided that it shall not be deemed a material reduction if (X) the amount of executive’s Annual Bonus is less than the amount of any previously awarded Annual Bonuses or (Y) a benefit is amended and such amendment affects all eligible executive participants; or (iii) the Company breaches a material term of the CEO’s employment agreement; provided that failure to timely make any payments within the time frames set forth in the employment agreement shall not be considered Good Reason if such payment is provided within the cure period set forth in Section 2(b)(iii)(A) of the employment agreement.

Excise Tax Gross-up

Upon a Change in Control of the Company the executive may receive payments subject to certain excise taxes imposed by Section 4999 of the Internal Revenue Code. The Company has agreed to reimburse Dr. Chin for all such excise taxes that are imposed on him and any additional income and excise taxes that are payable by Dr. Chin as a result of the reimbursements. The total tax gross-up amount in the above tables assumes that Dr. Chin is entitled to a full reimbursement by the Company of (i) any excise taxes that are imposed upon him as a result of the Change in Control and (ii) any income and excise taxes imposed upon Dr. Chin as a result of the Company’s reimbursement of the excise tax amount. The calculation of the tax gross-up amount in the above table is based on an excise tax rate of 20%, a 40% federal and state income tax rate and a 1.45% Medicare tax rate. For purposes of the calculation, it is assumed that no amounts will be discounted as attributable to reasonable compensation and no value will be attributed to Dr. Chin’s executing a non-competition agreement. The payment of the tax gross-up will be payable to Dr. Chin for any excise tax incurred regardless of whether the executive’s employment is terminated. However, the amount of the tax gross-up will change based upon whether the executive’s employment with the Company is terminated because the amount of compensation subject to taxation will change.

David Chaplin, Ph.D.

			Involuntary not for Cause
	Termination within 12		Termination or
Executive Benefits and Payments	Months Following Change	Voluntary Termination by	Termination by Executive	For Cause
Upon Termination	in Control	Executive or Death	with Good Reason	Termination

Base Salary	360,027 $	$—	$360,027	$—
Annual Bonus (x% of Base Salary)	N/A	N/A	N/A	N/A
Acceleration of Vesting of Equity	100% for Restricted Stock	0%	0%	0%
Number of Stock Options and Value upon Termination	282,500	282,500	282,500	282,500
	$703,425	$703,425	$703,425	$703,425
Number of Shares of Vested Stock	125,000	85,000	85,000	85,000
Received and Value upon Termination	$311,250	$211,650	$211,650	$211,650
Relocation Reimbursement	N/A	N/A	N/A	N/A
Deferred Compensation Payout	N/A	N/A	N/A	N/A
Post-Term Health Care	N/A	N/A	N/A	N/A
Excise Tax Gross Up	N/A	N/A	N/A	N/A

The information set forth above is described in more detail in the narrative following the Grants of Plan Based Awards table.

Dr. Chaplin’s employment agreement references the definition of a “Change in Control” in our 1996 Stock Incentive Plan. For this purpose, “Change in Control” means the occurrence of either of the following events: (a) any “person” (as such term is used in Section 13(c) and 14(d) of the Exchange Act), other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or a corporation owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company, is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 40% or more of the total voting power represented by the Company’s then outstanding voting securities; or (b) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board and any new director whose election by the Board or nomination for election by the Company’s stockholders was approved by a vote of at least two-thirds of the directors who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof.

Dr. Chaplin will be entitled to certain benefits as described in the table above if his employment is terminated by the Company for reasons other than cause or by him with good reason. “Cause” shall mean any of the following:

(a) the (i) continued failure by the executive to perform substantially his duties on behalf of OXIGENE if the executive fails to remedy that breach within ten (10) days of OXiGENE’s written notice to the executive of such breach; or (ii) material breach of any other provision of Dr. Chaplin’s employment agreement by the executive, if the executive fails to remedy that breach within ten (10) days of OXiGENE’s written notice to the executive of such breach; or

(b) any act of fraud, material misrepresentation or material omission, misappropriation, dishonesty, embezzlement or similar conduct against OXiGENE or any affiliate, or conviction of executive for a felony or any crime involving moral turpitude.

“Termination with Good Reason” shall mean termination following a material breach of Dr. Chaplin’s employment agreement by the Company, which breach remains uncured ten (10) days after written notice thereof is received by the Company.

John A. Kollins

Involuntary not for Cause
	Termination within 12		Termination or
Executive Benefits and Payments	Months Following Change	Voluntary Termination by	Termination by Executive	For Cause
Upon Termination	in Control	Executive or Death	with Good Reason	Termination

Base Salary	$275,000	$—	$275,000	$—

Annual Bonus (x% of Base Salary)	Executive entitled to Annual Bonus related to most recently completed calendar year if not already paid	N/A	Executive entitled to Annual Bonus related to most recently completed calendar year if not already paid	N/A

Acceleration of Vesting of Equity	100%	0%	0%	0%

Number of Stock Options and Value upon Termination	200,000	—	—	—

	$498,000	$—	$—	$—

Number of Shares of Vested Stock	—	—	—	—

Received and Value upon Termination	$—	$—	$—	$—

Relocation Reimbursement	N/A	N/A	N/A	N/A

Deferred Compensation Payout	N/A	N/A	N/A	N/A

Post-Term Health Care	Up to 12 months for Executive and family $23,188	N/A	Up to 12 months for Executive and family $23,188$	N/A

Excise Tax Gross Up	N/A	N/A	N/A	N/A

The information set forth above is described in more detail in the narrative following the Grants of Plan Based Awards table.

A “Change in Control” is defined in Mr. Kollins’ employment agreement shall mean the occurrence during the term of his employment of the following:

(i) Ownership.  Any “Person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) becomes the “Beneficial Owner” (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of OXiGENE representing 50% or more of the total voting power represented by OXiGENE’s then outstanding voting securities (excluding for this purpose any such voting securities held by OXiGENE or its affiliates or by any employee benefit plan of OXiGENE) pursuant to a transaction or a series of related transaction which the Board of Directors does not approve;

(ii) Merger/Sale of Assets.  (A) A merger or consolidation of OXiGENE whether or not approved by the Board of Directors, other than a merger or consolidation which would result in the voting securities of OXiGENE outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or the parent of such corporation) at least 50% of the total voting power represented by the voting securities of OXiGENE or such surviving entity or parent of such corporation, as the case may be, outstanding immediately after such merger or consolidation; or (B) the stockholders of OXiGENE approve an agreement for the sale or disposition by OXiGENE of all or substantially all of OXiGENE’s assets; or

(iii) Change in Board Composition.  A change in the composition of the Board of Directors, as a result of which fewer than a majority of the directors are Incumbent Directors. “Incumbent Directors” shall mean directors who either (A) are directors of OXiGENE as of the date of this Agreement, or (B) are elected, or nominated for election, to the Board of Directors with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but shall not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to OXiGENE).

Mr. Kollins will be entitled to certain benefits as described in the table above if his employment is terminated by the Company for reasons other than cause or by him with good reason. “Cause” shall mean any of the following:

(a) the Executive’s substantial failure to perform any of her duties hereunder or to follow reasonable, lawful directions of the Board or any officer to whom the Executive reports;

(b) the Executive’s willful misconduct or willful malfeasance in connection with her employment;

(c) the Executive’s conviction of, or plea of nolo contendre to, any crime constituting a felony under the laws of the United States or any state thereof, or any other crime involving moral turpitude;

(d) the Executive’s material breach of any of the provisions of this Agreement, OXiGENE’s bylaws or any other agreement with OXiGENE;

(e) the Executive’s engaging in misconduct which has caused significant injury to OXiGENE, financial or otherwise, or to OXiGENE’s reputation; or

(f) any act, omission or circumstance constituting cause under the law governing this Agreement.

“Termination with Good Reason” shall mean:

(i) without the Executive’s express written consent, any material reduction in Executive’s title, or responsibilities compared to those prior to a Change in Control;

(ii) relocation of more than 60 miles;

(iii) without the Executive’s express written consent, a material reduction by OXiGENE in the Executive’s total compensation as in effect on the date hereof or as the same may be increased from time to time, provided that it shall not be deemed a material reduction if (a) the amount of Executive’s Annual Bonus is less than the amount of any previously awarded Annual Bonuses or (b) a benefit is amended and such amendment affects all eligible executive participants; or

(iv) OXiGENE breaches a material term of this Agreement and such breach has remained uncured for a minimum of thirty (30) days after Executive has notified OXiGENE of breach. To be effective, such notice must be in writing and set forth the specific alleged Good Reason for termination and the factual basis supporting the alleged Good Reason.

James B. Murphy

			Involuntary not for
			Cause
	Termination within 12		Termination or
	Months Following	Voluntary	Termination by
Executive Benefits and Payments	Change	Termination by	Executive	For Cause
Upon Termination	in Control	Executive or Death	with Good Reason	Termination

Base Salary	$245,000	$—	$183,750	$—
Annual Bonus (x% of Base Salary)	N/A	N/A	N/A	N/A
Acceleration of Vesting of Equity	100% for Restricted	0%	0%	0%
	Stock
Number of Stock Options and Value upon Termination	96,250	96,250	96,250	96,250
	$239,663	$239,663	$239,663	$239,663
Number of Shares of Vested Stock	40,000	20,000	20,000	20,000
Received and Value upon Termination	$99,600	$49,800	$49,800	$49,800
Relocation Reimbursement	N/A	N/A	N/A	N/A
Deferred Compensation Payout	N/A	N/A	N/A	N/A
Post-Term Health Care	N/A	N/A	N/A	N/A
Excise Tax Gross Up	N/A	N/A	N/A	N/A

The information set forth above is described in more detail in the narrative following the Grants of Plan Based Awards table.

Mr. Murphy’s employment agreement references the definition of a “Change in Control” in our 1996 Stock Incentive Plan. A “Change in Control” means the occurrence of either of the following: (a) any “person” (as such term is used in Section 13(c) and 14(d) of the Exchange Act), other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or a corporation owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company, is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 40% or more of the total voting power represented by the Company’s then outstanding voting securities; or (b) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board and any new director whose election by the Board or nomination for election by the Company’s stockholders was approved by a vote of at least two-thirds of the directors who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof.

Mr. Murphy will be entitled to certain benefits as described in the table above if his employment is terminated by the Company for reasons other than cause or by him with good reason. “Cause” shall mean any of the following:

(a) the (i) continued failure by the executive to perform substantially his duties on behalf of OXIGENE if the executive fails to remedy that breach within ten (10) days of OXiGENE’s written notice to the executive of such breach; or (ii) material breach of any other provision of Mr. Murphy’s employment agreement by the executive, if the executive fails to remedy that breach within ten (10) days of OXiGENE’s written notice to the executive of such breach; or

(b) any act of fraud, material misrepresentation or material omission, misappropriation, dishonesty, embezzlement or similar conduct against OXiGENE or any affiliate, or conviction of executive for a felony or any crime involving moral turpitude.

“Termination with Good Reason” shall mean termination following a material breach of Mr. Murphy’s employment agreement by the Company, which breach remains uncured thirty (30) days after written notice thereof is received by the Company.

Patricia A. Walicke, M.D.

Involuntary not for
Cause
	Termination within 12		Termination or
	Months Following	Voluntary	Termination by
Executive Benefits and Payments	Change	Termination by	Executive	For Cause
Upon Termination	in Control	Executive or Death	with Good Reason	Termination

Base Salary	$300,000	$—	$300,000	$—
Annual Bonus (x% of Base Salary)	Executive entitled to Annual Bonus related to most recently completed calendar year if not already paid	N/A	Executive entitled to Annual Bonus related to most recently completed calendar year if not already paid
Acceleration of Vesting of Equity	100%	0%	0%	0%
Number of Stock Options and Value upon Termination	200,000	—	—	—
	$498,000	$—	$—	$—
Number of Shares of Vested Stock	—	—	—	—
Received and Value upon Termination	$—	$—	$—	$—
Relocation Reimbursement	N/A	N/A	N/A	N/A
Deferred Compensation Payout	N/A	N/A	N/A	N/A
Post-Term Health Care	Up to 12 months for Executive and family $23,188	N/A	Up to 12 months for Executive and family $23,188	N/A
Excise Tax Gross Up	N/A	N/A	N/A	N/A

The information set forth above is described in more detail in the narrative following the Grants of Plan Based Awards table.

A “Change in Control” as defined in Dr. Walicke’s employment agreement shall mean the occurrence during the term of her employment of the following:

(i) Ownership.  Any “Person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) becomes the “Beneficial Owner” (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of OXiGENE representing 50% or more of the total voting power represented by OXiGENE’s then outstanding voting securities (excluding for this purpose any such voting securities held by OXiGENE or its affiliates or by any employee benefit plan of OXiGENE) pursuant to a transaction or a series of related transaction which the Board of Directors does not approve;

(ii) Merger/Sale of Assets.  (A) A merger or consolidation of OXiGENE whether or not approved by the Board of Directors, other than a merger or consolidation which would result in the voting securities of OXiGENE outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or the parent of such corporation) at least 50% of the total voting power represented by the voting securities of OXiGENE or such surviving entity or parent of such corporation, as the case may be, outstanding immediately after such merger or consolidation; or (B) the stockholders of OXiGENE approve an agreement for the sale or disposition by OXiGENE of all or substantially all of OXiGENE’s assets; or

(iii) Change in Board Composition.  A change in the composition of the Board of Directors, as a result of which fewer than a majority of the directors are Incumbent Directors. “Incumbent Directors” shall mean directors who either (A) are directors of OXiGENE as of the date of this Agreement, or (B) are elected, or nominated for election, to the Board of Directors with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but shall not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to OXiGENE).

Dr. Walicke will be entitled to certain benefits as described in the table above if her employment is terminated by the Company for reasons other than cause or by her with good reason. “Cause” shall mean any of the following:

(a) the Executive’s substantial failure to perform any of her duties hereunder or to follow reasonable, lawful directions of the Board or any officer to whom the Executive reports;

(b) the Executive’s willful misconduct or willful malfeasance in connection with her employment;

(c) the Executive’s conviction of, or plea of nolo contendre to, any crime constituting a felony under the laws of the United States or any state thereof, or any other crime involving moral turpitude;

(d) the Executive’s material breach of any of the provisions of this Agreement, OXiGENE’s bylaws or any other agreement with OXiGENE;

(e) the Executive’s engaging in misconduct which has caused significant injury to OXiGENE, financial or otherwise, or to OXiGENE’s reputation; or

(f) any act, omission or circumstance constituting cause under the law governing this Agreement.

“Termination with Good Reason” shall mean:

(i) without the Executive’s express written consent, any material reduction in Executive’s title, or responsibilities compared to those prior to a Change in Control;

(ii) relocation of more than 60 miles;

(iii) without the Executive’s express written consent, a material reduction by OXiGENE in the Executive’s total compensation as in effect on the date hereof or as the same may be increased from time to time, provided that it shall not be deemed a material reduction if (a) the amount of Executive’s Annual Bonus is less than the amount of any previously awarded Annual Bonuses or (b) a benefit is amended and such amendment affects all eligible executive participants; or

(iv) OXiGENE breaches a material term of this Agreement and such breach has remained uncured for a minimum of thirty (30) days after Executive has notified OXiGENE of breach. To be effective, such notice must be in writing and set forth the specific alleged Good Reason for termination and the factual basis supporting the alleged Good Reason.

Peter Harris, M.D.

In connection with the departure of Dr. Harris, our former Chief Medical Officer, from OXiGENE, we entered into a separation agreement with Dr. Harris. Pursuant to the separation agreement, Dr. Harris’s employment with OXiGENE ended on August 31, 2007. We agreed to pay Dr. Harris severance compensation of approximately $160,000 made up of six equal monthly payments of approximately $26,700 each beginning in September 2007. OXiGENE agreed to maintain the original term, which is until June 14, 2016, of

Dr. Harris’ options to purchase 25,000 shares of common stock that he was vested in on the date of his separation from the Company. All unvested options terminated on August 31, 2007.

Director Compensation

The following table shows the total compensation paid or accrued during the fiscal year ended December 31, 2007 to each of our directors.

	Fees Earned			All Other
	or Paid in Cash	Stock Awards	Option Awards	Compensation
Name	($)	($)(1)	($)	($)	Total ($)

Joel-Tomas Citron	$247,992	$—	$—	$—	$247,992
Richard Chin(2)	$—	$—	$—	$—	$—
David Chaplin(2)	$—	$—	$—	$—	$—
Roy H. Fickling(3)	$19,083	$163,600	$—	$—	$182,683
Arthur Laffer	$72,250	$—	$—	$—	$72,250
William D. Schwieterman(3)	$17,583	$163,600	$		$181,183
William Shiebler	$62,875	$—	$—	$—	$62,875
Per-Olof Söderberg	$49,500	$—	$—	$—	$49,500
J. Richard Zecher	$52,500	$—	$—	$—	$52,500

(1)	See Note 1 to our Condensed Consolidated Financial Statements reported in our Annual Report on Form 10-K for our fiscal year ended December 31, 2007 for details as to the assumptions used to determine the fair value of each of the stock awards set forth in this table, and Note 3 describing all forfeitures during fiscal year 2007. See also our discussion of stock-based compensation under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates.”

(2)	Dr. Chin and Dr. Chaplin do not receive fees from the Company in connection with their service as members of the Board of Directors.

(3)	Both Mr. Fickling and Dr. Schwieterman joined the Board of Directors in June 2007.

The following is a description of the standard compensation arrangements under which our non-employee directors are compensated for their service as directors, including as members of the various Committees of our Board.

Fees.  Prior to fiscal 2003, directors received no cash compensation for serving on our Board of Directors or committees thereof. In July 2003, our directors adopted a director compensation plan. Under this plan, non-employee directors received an annual retainer of $25,000 plus $1,500 for attendance at each Board meeting. The annual retainer for non-employee directors was increased to an annual amount of $30,000 in 2007. In addition, each Board Committee chairman receives an annual retainer of $7,500, and each Committee member receives $1,000 for attendance at each Committee meeting. In lieu of the fees described above, Mr. Joel Citron, the Chairman of our Board of Directors, receives $200,000 plus expenses annually under his employment agreement. A detailed description of Mr. Citron’s employment agreement is provided elsewhere in this prospectus.

Equity Incentives.  Under the terms of our 2005 Stock Plan, directors may be granted shares of common stock, stock-based awards and/or stock options to purchase shares of common stock. In 2007, Roy H. Fickling and William N. Schwieterman were awarded 40,000 shares each of restricted stock in connection with their appointment to the Board of Directors, which shares vest in four equal annual installments on the anniversary of the date of grant.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of February 29, 2008, for (a) each of the executive officers named in the Summary Compensation Table on page 74 of this prospectus, (b) each of our directors, (c) all of our current directors and executive officers as a group and (d) each stockholder known by us to own beneficially more than 5% of our common stock. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. We deem shares of common stock that may be acquired by an individual or group within 60 days of February 29, 2008 pursuant to the exercise of options or warrants to be outstanding for the purpose of computing the percentage ownership of such individual or group, but such shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the tables. Except as indicated in footnotes to these tables, we believe that the stockholders named in these tables have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them based on information provided to us by these stockholders. Percentage of ownership is based on 28,541,607 shares of common stock outstanding on February 29, 2008.

	Number of Shares
	Beneficially Owned	Percent
	and Nature of	of Class
	Ownership	%

David Chaplin(1)	421,850	1.5%
Richard Chin(2)	417,964	1.5%
Joel-Tomas Citron(3)	694,727	2.4%
Roy Fickling(4)	60,000	*
Peter Harris(5)	25,000	*
John Kollins	—	*
Arthur Laffer(6)	417,640	1.5%
Jim Murphy(7)	148,750	*
William Schwieterman(8)	40,000	*
William Shiebler(9)	293,500	1.0%
Per Olof Söderberg(10)	809,630	2.8%
Patricia Walicke	—	*
J. Richard Zecher(11)	80,000	*

All current directors and executive officers as a group (12 persons)(12)	3,409,061	11.9%

*	Less than 1%.

(1)	Includes options to purchase 288,750 shares of common stock, which are exercisable within 60 days of February 29, 2008 (April 29, 2008) and 40,000 shares of unvested restricted common stock granted in 2005, which vest in equal annual installments over a four-year period, all of which are subject to transfer and forfeiture restrictions.

(2)	Includes options to purchase 62,500 shares of common stock, which are exercisable within 60 days of February 29, 2008 (April 29, 2008) and 207,500 shares of unvested restricted stock 20,000 of which were granted in 2005 and 187,500 of which were granted in 2007, which vest in equal annual installments over a four-year period, all of which are subject to transfer and forfeiture restrictions.

(3)	Includes 175,000 shares of common stock subject to transfer restrictions, options to purchase 368,750 shares of common stock and 40,000 shares of unvested restricted common stock granted in 2005, which vest in equal annual installments over a four-year period, all of which are subject to transfer and forfeiture restrictions.

(4)	Includes 40,000 shares of unvested restricted common stock granted in 2007, which vest in equal annual installments over a four-year period, all of which are subject to transfer and forfeiture restrictions.

(5)	Includes options to purchase 25,000 shares of common stock, which are exercisable through June 13, 2016.

(6)	Includes options to purchase 107,500 shares of common stock, which are exercisable within 60 days of February 29, 2008 (April 29, 2008) and 20,000 shares of unvested restricted common stock granted in 2005, which vest in equal annual installments over a four-year period, all of which are subject to transfer and forfeiture restrictions.

(7)	Includes options to purchase 108,750 shares of common stock, which are exercisable within 60 days of February 29, 2008 (April 29, 2008) and 20,000 shares of unvested restricted common stock granted in 2005, which vest in equal annual installments over a four-year period, all of which are subject to transfer and forfeiture restrictions.

(8)	Includes 40,000 shares of unvested restricted common stock granted in 2007, which vest in equal annual installments over a four-year period, all of which are subject to transfer and forfeiture restrictions.

(9)	Includes 40,000 shares of common stock subject to transfer restrictions, options to purchase 107,500 shares of common stock and 20,000 shares of unvested restricted common stock granted in 2005, which vest in equal annual installments over a four-year period, all of which are subject to transfer and forfeiture restrictions.

(10)	Includes 12,130 shares of common stock held by Mr. Söderberg’s wife and minor children, options to purchase 107,500 shares of common stock, which are exercisable within 60 days of February 29, 2008 (April 29, 2008) and 20,000 shares of unvested restricted common stock granted in 2005, which vest in equal annual installments over a four-year period, all of which are subject to transfer and forfeiture restrictions.

(11)	Includes options to purchase 30,000 shares of common stock, which are exercisable within 60 days of February 29, 2008 (April 29, 2008) and 20,000 shares of unvested restricted common stock granted in 2005, which vest in equal annual installments over a four-year period, all of which are subject to transfer and forfeiture restrictions.

(12)	Includes 215,000 shares of common stock subject to transfer restrictions, options to purchase 1,206,250 shares of common stock held by the directors and executive officers as a group and which are exercisable within 60 days of February 29, 2008 (April 29, 2008) and 467,500 shares of unvested restricted common stock, 200,000 of which were granted in 2005 and 267,500 of which were granted in 2007, which vest in equal annual installments over a four-year period, all of which are subject to transfer and forfeiture restrictions.

The determination that there were no persons, entities or groups known to us to beneficially own more than 5% of our outstanding common stock was based on a review of all statements filed with respect to us since the beginning of the past fiscal year with the Securities and Exchange Commission pursuant to Section 13(d) or 13(g) of the Exchange Act.

LIMITATION OF DIRECTORS’ LIABILITY AND INDEMNIFICATION

The Delaware General Corporation Law authorizes corporations to limit or eliminate, subject to certain conditions, the personal liability of directors to corporations and their stockholders for monetary damages for breach of their fiduciary duties. Our restated certificate of incorporation limits the liability of our directors to the fullest extent permitted by Delaware law.

We have obtained director and officer liability insurance to cover liabilities our directors and officers may occur in connection with their services to us, including matters arising under the Securities Act. Our restated certificate of incorporation and restated bylaws also provide that we will indemnify any of our directors and officers who, by reason of the fact that he or she is one of our officers or directors, is involved in a legal proceeding of any nature. We will repay certain expenses incurred by a director or officer in connection with any civil or criminal action or proceeding, specifically including actions by us or in our name (derivative suits). These indemnifiable expenses include, to the maximum extent permitted by law, attorney’s fees, judgments, civil or criminal fines, settlement amounts and other expenses customarily incurred in connection with legal proceedings. A director or officer will not receive indemnification if he or she is found not to have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interest.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

There is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for indemnification under the agreements described in this section.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Audit Committee reviews and approves in advance all related-party transactions. Since January 1, 2005, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our voting securities and affiliates of our directors, executive officers and holders of more than 5% of our voting securities. We believe that all of these transactions were on terms which are no less favorable to us than terms that could have been obtained from unaffiliated third parties.

David Chaplin Consulting Agreement.  In April 2001, we entered into a consulting agreement with David Chaplin Consultants Ltd., a company organized under the laws of the United Kingdom, of which David Chaplin, our Chief Scientific Officer and Head of Research and Development, is the sole stockholder. Pursuant to the agreement, we pay David Chaplin Consultants Ltd. consulting fees. Such consulting fees equaled $120,000 each in the fiscal years ended December 31, 2006, 2005 and 2004 and is included in the Summary Compensation Table above as Salary.

Per-Olof Söderberg Promissory Notes.  On November 13, 2000, Mr. Söderberg exercised an option to purchase shares of restricted common stock via a promissory note to OXiGENE in the amount of $145,000. The principal amount outstanding under the promissory note accrues interest at a rate of 5.6% per year. The shares of restricted common stock have been pledged to us as security for payment of the obligations under the promissory note. On November 13, 2006, Mr. Söderberg surrendered 20,000 shares of restricted common stock to us in satisfaction of his obligations under a promissory note dated as of November 13, 2000.

On June 29, 2005, Mr. Söderberg surrendered 10,856 shares of restricted common stock to us in satisfaction of his obligations under a promissory note dated as of September 1, 1999.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and certain provisions of our restated certificate of incorporation, as amended, and our amended and restated by-laws is a summary and is qualified in its entirety by the provisions of our restated certificate of incorporation, as amended, and our amended and restated by-laws.

Our authorized capital stock consists of 100,000,000 shares of common stock, par value of $0.01 per share.

Common Stock

We are authorized to issue 100,000,000 shares of common stock. Each stockholder of record is entitled to one vote for each outstanding share of our common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. Holders of common stock are entitled to any dividend declared by our board of directors out of funds legally available for that purpose. Holders of common stock are entitled to receive, on a pro rata basis, all our remaining assets available for distribution to stockholders in the event of our liquidation, dissolution or winding up. Holders of common stock do not have any preemptive right to become subscribers or purchasers of additional shares of any class of our capital stock.

Listing

Our common stock is listed on the NASDAQ Global Market under the symbol “OXGN” and on the Stockholm Stock Exchange under the symbol “OXGN.”

Transfer Agent and Registrar

American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock.

Delaware Law, Certain Charter and By-Law Provisions and Stockholder Rights Agreement

The provisions of Delaware law and of our restated certificate of incorporation, as amended, and amended and restated by-laws discussed below could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or the best interests of OXiGENE.

Delaware Statutory Business Combinations Provision.  In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. For purposes of Section 203, a “business combination” is defined broadly to include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and, subject to certain exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns (or within the prior three years, did own) 15% or more of the corporation’s voting stock.

Special Meetings of Stockholders.  Special meetings of the stockholders may be called by the chairman of our board of directors, the president, or the entire board of directors pursuant to a resolution adopted by a majority of directors present at a meeting at which a quorum is present. The president or secretary shall also call special meetings upon the written request of not less than 10% in interest of the stockholders entitled to vote at the meeting.

Stockholder Rights Agreement.  On March 24, 2005 our board of directors declared a dividend of one common stock purchase right for each outstanding share of our voting common stock, $0.01 par value per share, to stockholders of record at the close of business on April 4, 2005. Each right entitles the registered holder to purchase from us one share of common stock, at a purchase price of $50.00 in cash, subject to adjustment. The description and terms of the rights are set forth in a Stockholder Rights Agreement between us and American Stock Transfer & Trust Company, as Rights Agent.

Initially, the rights will be attached to all common stock certificates representing shares then outstanding, and no separate certificates for rights will be distributed. The rights will separate from the common stock and a “Distribution Date” will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of our common stock or (ii) 10 business days following the commencement of a tender offer or exchange offer that may result in a person or group beneficially owning 15% or more of the outstanding shares of our common stock.

Until the distribution date (or earlier redemption or expiration of the rights), (i) the rights will be evidenced by the common stock certificates and will be transferred with and only with such common stock certificates, (ii) new common stock certificates issued after the record date will contain a notation incorporating the Stockholder Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for common stock outstanding, even without such notation, will also constitute the transfer of the rights associated with the common stock represented by such certificate.

WARRANT

We issued a warrant to Kingsbridge to purchase up to 250,000 shares of our common stock at a price of $2.74 per share. This warrant is exercisable beginning six months after February 19, 2008 and for a period of five years thereafter. Under the terms of the warrant, the warrant may not be exercised to the extent that such exercise would cause the warrant holder to beneficially own (or be deemed to beneficially own) a number of shares of our common stock that would exceed 9.9% of our then outstanding shares of common stock following such exercise.

LEGAL MATTERS

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts, will provide us with an opinion as to the legal matters in connection with the securities we are offering.

EXPERTS

The financial statements of OXiGENE, Inc. at December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are a public company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov, and on our web site at http://www.oxigene.com. The information contained on our web site is not included or incorporated by reference into this prospectus. In addition, our common stock is listed for trading on The NASDAQ Global Market under the symbol “OXGN.” You can read and copy reports and other information concerning us at the offices of the Financial Industry Reporting Authority located at 1735 K Street, N.W., Washington, D.C. 20006.

This prospectus is only part of a Registration Statement on Form S-1 that we have filed with the SEC under the Securities Act, and therefore omits certain information contained in the Registration Statement. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may:

•	inspect a copy of the Registration Statement, including the exhibits and schedules, without charge at the public reference room,

•	obtain a copy from the SEC upon payment of the fees prescribed by the SEC, or

•	obtain a copy from the SEC’s web site or our web site.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
OXiGENE, Inc.

We have audited the accompanying balance sheets of OXiGENE, Inc. as of December 31, 2007 and 2006, and the related statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OXiGENE, Inc. at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), OXiGENE, Inc.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2008 expressed an unqualified opinion thereon.

As discussed in Note 1 to the financial statements, effective January 1, 2006, OXiGENE, Inc. adopted Statement of Financial Accounting Standards (SFAS) No. 123 (Revised 2004), “Share-Based Payment”.

/s/  Ernst & Young LLP

Boston, Massachusetts
March 13, 2008

OXiGENE, Inc.

Balance Sheets
All Amounts in thousands
except per share amounts

	Year Ended December 31
	2007	2006

ASSETS
Current assets:
Cash and cash equivalents	$8,527	$15,687
Available-for-sale securities	19,911	29,661
Prepaid expenses	354	270
Other assets	72	371

Total current assets	28,864	45,989
Furniture and fixtures, equipment and leasehold improvements	1,343	1,248
Accumulated depreciation	(1,122)	(1,007)

	221	241
Available-for-sale securities — long term	—	491
License agreements, net of accumulated amortization of $822 and $724 at December 31, 2007 and 2006, respectively	679	777
Other assets	300	144

Total assets	$30,064	$47,642

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,370	$683
Accrued research and development	2,713	2,603
Accrued other	901	620

Total current liabilities	4,984	3,906
Rent loss accrual	223	316

Total liabilities	5,207	4,222
Commitments and contingencies (Note 5)
Stockholders’ equity:
Common stock, $.01 par value, 100,000 shares authorized; 28,505 shares in 2007 and 28,175 shares in 2006, issued and outstanding	285	282
Additional paid-in capital	162,358	160,569
Accumulated deficit	(137,801)	(117,412)
Accumulated other comprehensive income (loss)	15	(19)

Total stockholders’ equity	24,857	43,420

Total liabilities and stockholders’ equity	$30,064	$47,642

See accompanying notes.

OXiGENE, Inc.

Statements of Operations
(All amounts in thousands,
except per share amounts)

	Year Ended December 31
	2007	2006	2005

License revenue	$12	$—	$1
Operating costs and expenses:(1)
Research and development	14,130	10,816	7,098
General and administrative	8,155	7,100	5,951

Total operating costs and expenses	22,285	17,916	13,049

Loss from operations	(22,273)	(17,916)	(13,048)
Investment income	1,955	2,502	1,135
Other (expense) income, net	(71)	(43)	4

Net loss	$(20,389)	$(15,457)	$(11,909)

Basic and diluted net loss per common share	$(0.73)	$(0.56)	$(0.61)
Weighted-average number of common shares outstanding	27,931	27,626	19,664

(1) Includes share-based compensation expense as follows:
Research and development	$320	$473	$76
General and administrative	$1,472	$1,392	$232

See accompanying notes.

OXiGENE, Inc.

Statements of Stockholders’ Equity
(All amounts in thousands)

					Accumulated
					Other
	Common Stock		Additional		Comprehensive			Total
	$.01 Par Value		Paid-In	Accumulated	Income	Notes	Deferred	Stockholders’
	Shares	Amount	Capital	Deficit	(Loss)	Receivable	Compensation	Equity

Balance at December 31, 2004	16,714	$167	$119,527	$(90,046)	$(94)	$(384)	$(35)	$29,135

Unrealized gain from available-for-sale securities	—	—	—	—	9	—	—	9
Net loss	—	—	—	(11,909)	—	—	—	(11,909)

Comprehensive loss								(11,900)
Issuance of common stock in connection with equity financings, net of expenses of $3,372	10,811	108	38,816	—	—	—	—	38,924
Issuance of common stock upon exercise of options	3	—	10	—	—	—	—	10
Issuance of restricted stock	520	5	2,691	—	—	—	(2,696)	—
Compensation expense related to restricted stock	—	—	—	—	—	—	303	303
Payment of notes receivable	—	—	—	—	—	57	—	57
Interest on notes receivable	—	—	11	—	—	(11)	—	—
Cancellation of notes receivable	(11)	—	(151)	—	—	151	—	—
Options issued for services provided by non-employees	—	—	(19)	—	—	—	24	5

Balance at December 31, 2005	28,037	280	160,885	(101,955)	(85)	(187)	(2,404)	56,534
Unrealized gain from available-for-sale securities	—	—	—	—	66	—	—	66
Net loss	—	—	—	(15,457)	—	—	—	(15,457)

Comprehensive loss	—	—	—	—	—	—	—	(15,391)
Issuance of common stock upon exercise of options	168	2	410	—	—	—	—	412
Stock-based compensation expense	—	—	1,865	—	—	—	—	1,865
Reclassification of deferred compensation	—	—	(2,404)	—	—	—	2,404	—
Forfeiture of restricted stock	(10)	—	—	—	—	—	—	—
Interest on notes receivable	—	—	7	—	—	(7)	—	—
Cancellation of notes receivable	(20)	—	(194)	—	—	194	—	—

Balance at December 31, 2006	28,175	282	160,569	(117,412)	(19)	—	—	43,420
Unrealized gain from available-for-sale securities	—	—	—	—	34	—	—	34
Net loss	—	—	—	(20,389)	—	—	—	(20,389)

Comprehensive loss								(20,355)
Issuance of restricted stock	330	3	(3)	—	—	—	—	—
Stock-based compensation expense	—	—	1,792	—	—	—	—	1,792
								—

Balance at December 31, 2007	28,505	$285	$162,358	$(137,801)	$15	$—	$—	$24,857

See accompanying notes

OXiGENE, Inc

Statements of Cash Flows
(Amounts in thousands)

	Year Ended December 31
	2007	2006	2005

Operating activities:
Net loss	$(20,389)	$(15,457)	$(11,909)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	115	88	44
Amortization of license agreement	98	98	98
Rent loss accrual	(93)	(130)	138
Stock-based compensation	1,792	1,865	308
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	215	(385)	(151)
Accounts payable, accrued expenses and other payables	1,078	618	974

Net cash used in operating activities	(17,184)	(13,303)	(10,498)
Investing activities:
Purchase of available-for-sale securities	(34,340)	(53,287)	(33,392)
Proceeds from sale of available-for-sale securities	44,615	49,711	21,404
Purchase of furniture, fixtures and equipment	(95)	(194)	(112)
Other assets	(156)	5	(37)

Net cash provided by (used in) investing activities	10,024	(3,765)	(12,137)
Financing activities:
Proceeds from issuance of common stock	—	411	38,934
Payment of notes receivable and related interest	—	—	57

Net cash provided by financing activities	—	411	38,991

Increase (decrease) in cash and cash equivalents	(7,160)	(16,657)	16,356
Cash and cash equivalents at beginning of year	15,687	32,344	15,988
Cash and cash equivalents at end of year	$8,527	$15,687	$32,344

Non-cash Disclosures:
Reclassification of deferred compensation	$—	$2,404	$—
Cancellation of notes receivable	$—	$194	$151

See accompanying notes.

OXiGENE, INC.

Notes to Financial Statements
December 31, 2007

1.	Description of Business and Significant Accounting Policies

Description of Business

OXiGENE, Inc. (the “Company”), incorporated in 1988 in the state of New York and reincorporated in 1992 in the state of Delaware, is a biopharmaceutical company developing novel small-molecule therapeutics to treat cancer and certain eye diseases. The Company’s focus is the development and commercialization of drug candidates that selectively disrupt abnormal blood vessels associated with solid tumor progression and visual impairment. Currently, the Company does not have any products available for sale; however, it has two therapeutic product candidates in various stages of clinical and preclinical development, as well as a pipeline of additional product candidates currently in research and development.

OXiGENE’s primary drug development programs are based on a series of natural products called Combretastatins. The Company has developed two distinct technologies that are based on Combretastatins. It refers to the first technology as vascular disrupting agents, or VDAs. The Company is currently developing VDAs for indications in both oncology and ophthalmology. OXiGENE refers to the second technology as ortho-quinone prodrugs, or OQPs. The Company is currently developing OQPs for indications in oncology. OXiGENE’s most advanced clinical compound is ZYBRESTAT, a VDA, which is in multiple ongoing clinical trials in various oncology and ophthalmic indications. The Company conducts scientific activities pursuant to collaborative arrangements with universities. Regulatory and clinical testing functions are generally contracted out to third party, specialty organizations.

The Company anticipates that its cash, cash equivalents and available-for-sale marketable securities, along with the utilization of a newly implemented committed equity financing facility (see Note 7) will be sufficient to satisfy the Company’s projected cash requirements at least through the first quarter of fiscal 2009. The Company’s primary anticipated uses of funds during the 2008 fiscal year involve the preclinical and clinical developments of its product candidates under development. The Company’s cash requirements may vary materially from those now planned for or anticipated by management due to numerous risks and uncertainties.

If the Company’s existing funds are not sufficient to continue operations, it would be required to seek additional funding and/or take other measures. There can be no assurance that additional financing will be available on acceptable terms when needed, if at all.

In the event that all of the capital infusion initiatives discussed above are unsuccessful and should the Company be unable to sell shares under the Committed Equity Financing Facility (“CEFF”) due to the limitations contained in the CEFF agreement by the end of its fiscal 2008 second quarter, the Company is prepared to implement cost reduction measures. These cost reduction measures would include the cessation or delay of at least two of the current or planned clinical studies of ZYBRESTAT and other supporting projects, the reduction and delay in hiring of development and administrative staff, the cessation of the Company’s preclinical study of its in-licensed antibody protein — OXiMAb-24A, the delay or reduction in early stage development efforts in research with respect to its second-generation VDA, OXi4503, and the reduction of certain employee incentive programs.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

OXiGENE, INC.

Notes to Financial Statements — (Continued)

Concentration of Credit Risk

The Company has no significant off balance sheet concentration of credit risk. Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of cash and cash equivalents and short- and long-term investments. The Company places its cash, cash equivalents and short-term and long-term investments with high credit quality financial institutions.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments with maturities of three months or less when purchased to be cash equivalents.

Available-for-Sale Securities

In accordance with the Company’s investment policy, surplus cash may be invested primarily in commercial paper, investment-grade corporate bonds, U.S. government agency debt securities, asset backed securities, money market funds and certificates of deposit. In accordance with Statement of Financial Accounting Standards No. 115 (“SFAS 115”), Accounting for Certain Investments in Debt and Equity Securities, the Company separately discloses cash and cash equivalents from investments in marketable securities. The Company designates its marketable securities as available-for-sale securities. Available-for-sale securities are carried at fair value with the unrealized gains and losses, net of tax, if any, reported as accumulated other comprehensive income (loss) in stockholders’ equity. The Company reviews the status of the unrealized gains and losses of its available-for-sale marketable securities on a regular basis. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in investment income. Interest and dividends on securities classified as available-for-sale are included in investment income. Securities in an unrealized loss position deemed not to be other-than-temporarily impaired, due to the Company’s positive intent and ability to hold the securities until anticipated recovery, with maturation greater than twelve months are classified as long-term assets.

The Company’s investment objectives are to preserve principal, maintain a high degree of liquidity to meet operating needs and obtain competitive returns subject to prevailing market conditions. The Company assesses the market risk of its investments on an ongoing basis so as to avert risk of loss. The Company assesses the market risk of its investments by continuously monitoring the market prices of its investments and related rates of return, continuously looking for the safest, most risk-averse investments that will yield the highest rates of return in their category.

The following is a summary of the fair values of available-for-sale securities: (Amounts in thousands)

	December 31, 2007
		Gross	Gross
		Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

Corporate bonds
Maturing in less than one year	$5,819	$2	$(2)	$5,819
Commercial paper
Maturing in less than one year	10,698	6	(1)	10,703
Asset backed securities
Maturing in less than one year	3,379	10	—	3,389

Total available-for-sale securities	$19,896	$18	$(3)	$19,911

OXiGENE, INC.

Notes to Financial Statements — (Continued)

	December 31, 2006
		Gross	Gross
		Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

Current:
Government bonds and notes
Maturing in less than 2 years	$1,995	$—	$(13)	$1,982
Corporate bonds
Maturing in less than 2 years	12,529	—	(5)	12,524
Commercial paper
Maturing in less than one year	11,654	—	—	11,654
Certificates of deposit
Maturing in less than one year	3,501	—	—	3,501

Subtotal current available-for-sale securities	29,679	—	(18)	29,661
Long-Term:
Corporate bonds
Maturing in less than 2 years	492	—	(1)	491

Total available-for-sale securities	$30,171	$—	$(19)	$30,152

As of December 31, 2007, 5 of the Company’s available-for-sale securities were in an unrealized loss position of $3,000, primarily attributable to the increase in risk premium of financial services securities over the course of 2007. The Company determined that these unrealized losses were temporary, after taking into consideration its cash and cash equivalent balances at that time, ability to hold to maturity, the strong credit rating of the security, and its expected cash requirements over the next year. Based on the recent difficulties in the credit markets, the Company performed a further review of its securities and concluded that the fair values are appropriate and no adjustment was required. At December 31, 2006, the Company determined that one floating rate note and two of its corporate bonds were judged to be other-than-temporarily impaired by approximately $9,000 and reduced the applicable values to their fair values as of that date. As of December 31, 2006, 13 of the Company’s remaining available-for-sale securities were in an unrealized loss position, primarily attributable to increases in short to medium-term interest rates over the course of 2006. The Company determined that these unrealized losses were temporary, after taking into consideration its cash and cash equivalent balances at that time and its expected cash requirements over the next two years. Securities in an unrealized loss position deemed not to be other-than-temporarily impaired, due to management’s positive intent and ability to hold the securities until anticipated recovery, with maturation greater than twelve months, are classified as long-term assets.

Research and Development

The Company charges all research and development expenses, both internal and external costs, to operations as incurred. The Company’s research and development costs represent expenses incurred from the engagement of outside professional service organizations, product manufacturers and consultants associated with the development of its potential product candidates. The Company recognizes expense associated with these arrangements based on the completion of activities as specified in the applicable contracts. Costs incurred under fixed fee contracts are accrued ratably over the contract period absent any knowledge that the services will be performed other than ratably. Costs incurred under contracts with clinical trial sites and principal investigators are generally accrued on a patients-treated basis consistent with the terms outlined in the contract. In determining costs incurred on some of these programs, the Company takes into consideration a number of factors, including estimates and input provided by internal program managers. Upon termination of

OXiGENE, INC.

Notes to Financial Statements — (Continued)

such contracts, the Company is normally only liable for costs incurred or committed to date. As a result, accrued research and development expenses represent the Company’s estimated contractual liability to outside service providers at any of the relevant times. Any advance payments for goods and services to be used or rendered in future research and development activities pursuant to an executory contractual arrangement are properly classified as prepaid until such goods or services are rendered.

Income Taxes

The Company accounts for income taxes based upon the provisions of SFAS No. 109, Accounting for Income Taxes (“SFAS 109”). Under SFAS 109, deferred taxes are recognized using the liability method whereby tax rates are applied to cumulative temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes based on when and how they are expected to affect the tax return.

License Agreements

The present value of the amount payable under the license agreement with Arizona State University (see Note 5) has been capitalized and is being amortized over the term of the agreement (approximately 15.5 years). Over the next five years, the Company expects to record amortization expense of approximately $98,000 per year, or $490,000 over the five-year period, related to this license agreement. Under SFAS 144, management is required to perform an impairment analysis of its long-lived assets if triggering events occur. Management reviews for such triggering events periodically and notes that no such events occurred during the years ended December 31, 2007, 2006 or 2005. In addition, the agreement provides for additional payments in connection with the license arrangement upon the initiation of certain clinical trials or the completion of certain regulatory approvals, which payments could be accelerated upon the achievement of certain financial milestones as defined in the agreement. To date no clinical trials have been completed and no regulatory approvals have been obtained. The Company expenses these payments to research and development in the period the criteria, as defined in the agreement, is accomplished.

In March 2007, the Company entered into an exclusive license agreement for the development and commercialization of products covered by certain patent rights owned by Intracel Holdings, Inc., a privately held corporation. The Company paid Intracel $150,000 in March 2007 as an up-front license fee that provides full control over the development and commercialization of licensed compounds/molecular products. The Company expensed the up-front payment to research and development expense. The agreement provides for additional payments by the Company to Intracel based on the achievement of certain clinical milestones and royalties based on the achievement of certain sales milestones. The Company has the right to sublicense all or portions of its licensed patent rights under this agreement.

Depreciation

Furniture and fixtures, equipment and leasehold improvements are recorded at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets, which range from three to five years. The Company had approximately $221,000 and $241,000 in net leasehold improvements, equipment and furniture and fixtures at December 31, 2007 and 2006, respectively.

Patents and Patent Applications

The Company has filed applications for patents in connection with technologies being developed. The patent applications and any patents issued as a result of these applications are important to the protection of the Company’s technologies that may result from its research and development efforts. Costs associated with patent applications and maintaining patents are expensed as general and administrative expense as incurred.

OXiGENE, INC.

Notes to Financial Statements — (Continued)

Net Loss Per Share

Basic and diluted net loss per share was calculated in accordance with the provisions of SFAS No. 128, Earnings Per Share, by dividing the net loss per share by the weighted-average number of shares outstanding. Diluted net loss per share includes the effect of all dilutive, potentially issuable common shares using the treasury stock method. All outstanding options, warrants and unvested common shares issued by the Company were anti-dilutive due to the Company’s net loss for all periods presented and accordingly, excluded from the calculation of weighted-average shares. Common stock equivalents of 2,765,000, 2,082,000 and 2,342,000 at December 31, 2007, 2006 and 2005, respectively, were excluded from the calculation of weighted average shares for diluted loss per share.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards 123R, “Share-Based Payment” (“SFAS 123R”), which requires the expense recognition of the estimated fair value of all share-based payments issued to employees. For the periods prior to the adoption of SFAS 123R, the Company had elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related interpretations in accounting for share-based payments. The Company had elected the disclosure-only alternative under Statement of Financial Accounting Standards 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). Accordingly, when options granted to employees had an exercise price equal to the market value of the stock on the date of grant, no compensation expense was recognized. The Company adopted SFAS 123R under the modified prospective method. Under this method, beginning January 1, 2006, the Company recognizes compensation cost for all share-based payments to employees (1) granted prior to but not yet vested as of January 1, 2006 based on the grant date fair value determined under the provisions of SFAS 123 and (2) granted subsequent to January 1, 2006 based on the grant date estimate of fair value determined under SFAS 123R for those awards. Prior period financial information has not been restated. The following table illustrates the effect on net loss and net loss per share as if the Company had applied the fair value recognition provisions of SFAS 123 to its stock-based employee compensation for the year ended December 31, 2005.

2005
(In thousands,
except per share data)

Reported net loss	$(11,909)
Add: stock-based employee compensation included in reported net loss	303
Less: stock-based employee compensation expense determined under the fair value method for all stock options	(1,814)
Pro forma net loss	$(13,420)

Reported basic and diluted loss per share	$(0.61)
Pro forma basic and diluted loss per share	$(0.68)

Compensation cost associated with options issued under the 1996 and 2005 Plans was approximately $956,000 and $1,012,000 for the fiscal years ended December 31, 2007 and 2006, respectively. The stock options were valued using the Black-Scholes method of valuation, and the resulting fair value is recorded as compensation cost on a straight-line basis over the option vesting period. During the fiscal year ended December 31, 2007, options to purchase 708,000 shares of the Company’s common stock were granted. The weighted average fair values of the options granted based on the assumptions outlined in the table below were $2.40, $2.90 and $4.06 for the fiscal years ended 2007, 2006 and 2005, respectively.

OXiGENE, INC.

Notes to Financial Statements — (Continued)

The fair value for the employee stock awards were estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 2007, 2006 and 2005:

Weighted Average Assumptions	2007	2006	2005

Risk-free interest rate	4.51%	5.04%	4.19%
Expected life	5 years	5 years	4 years
Expected volatility	87%	95%	133%
Dividend yield	0.00%	0.00%	0.00%

In calculating the estimated fair value of our stock options, the Black-Scholes pricing model requires the consideration of the following six variables for purposes of estimating fair value:

•	the stock option exercise price,

•	the expected term of the option,

•	the grant date price of our common stock, which is issuable upon exercise of the option,

•	the expected volatility of our common stock,

•	the expected dividends on our common stock (we do not anticipate paying dividends in the foreseeable future), and

•	the risk free interest rate for the expected option term

Stock Option Exercise Price and Grant Date Price of our common stock — The closing market price of our common stock on the date of grant.

Expected Term — The expected term of options represents the period of time for which the options are expected to be outstanding and is based on an analysis of historical behavior of option plan participants over time.

Expected Volatility — The expected volatility is a measure of the amount by which the company stock price is expected to fluctuate during the term of the options granted. The Company determines the expected volatility based on the historical volatility of its common stock over a period commensurate with the option’s expected term.

Expected Dividends — The Company has never declared or paid any cash dividends on its common stock and do not expect to do so in the foreseeable future. Accordingly, it uses an expected dividend yield of zero to calculate the grant date fair value of a stock option.

Risk-Free Interest Rate — The risk-free interest rate is the implied yield available on U.S. Treasury issues with a remaining life consistent with the option’s expected term on the date of grant.

In 2007 and 2006, the Company did not record any stock-based compensation expense in connection with options issued to non-employees. In 2005, the Company recorded approximately $5,000, in connection with options issued to non-employees.

Comprehensive Income (Loss)

SFAS No. 130, “Reporting Comprehensive Income” (“SFAS 130”), establishes rules for the reporting and display of comprehensive income (loss) and its components and requires unrealized gains or losses on the Company’s available-for-sale securities and the foreign currency translation adjustments to be included in other comprehensive income (loss). Accumulated other comprehensive income (loss) consisted of unrealized gain (loss) on available-for-sale securities of $15,000 and ($19,000) at December 31, 2007 and 2006, respectively.

OXiGENE, INC.

Notes to Financial Statements — (Continued)

Revenue Recognition

Currently, the Company does not have any products available for sale. The only source of potential revenue at this time is from the license to a third party of the Company’s formerly owned Nicoplex and Thiol Test technology. Revenue in connection with this license arrangement is earned based on sales of products or services utilizing this technology. Revenue is recognized under this agreement when payments are received due to the uncertainty of the timing of sales of products or services. License revenue of $12,000, $0 and $1,000 was recognized during the years ended December 31, 2007, 2006 and 2005, respectively, in connection with this license arrangement.

Agreements

In June 2006, the Company entered into a separation agreement with Frederick Driscoll, its former President and Chief Executive Officer. Pursuant to the separation agreement, Mr. Driscoll received aggregate severance payments of $325,000 and other miscellaneous fees and expenses, as described in the agreement. The Company also accelerated the vesting of 80,000 shares of restricted stock granted to Mr. Driscoll in October 2005 so that the restrictions on such shares lapsed on June 29, 2006, and extended the exercise period until December 31, 2006 for any vested options as of the separation date. All unvested options as of June 29, 2006 were forfeited. As a result of the separation agreement, the Company recognized severance expense of approximately $335,000 and $192,000 of share-based compensation in June 2006. In accordance with the agreement, certain severance payments were made in the third quarter of 2006.

In June 2006, the Company entered into an employment agreement with Dr. Richard Chin to serve as the Company’s President and Chief Executive Officer. As described in the agreement, Dr. Chin has received or will receive annual cash compensation, a $200,000 commencement bonus, potential annual cash and equity bonuses, relocation expenses, an option to purchase 250,000 shares of the Company’s common stock at an exercise price equal to the fair market value on the date of hire, vesting in equal annual increments over the next four years. The Company granted to Dr. Chin 250,000 shares of restricted common stock on January 2, 2007 vesting in equal annual increments over the four-year period commencing July 6, 2006. The expense for these restricted shares will be recognized over a 3.5 year period beginning on the date of grant. The agreement also contains certain termination clauses described in the agreement. The termination clauses provide for immediate vesting of equity awards granted and earned on the date of termination in connection with the incentive compensation component of Dr. Chin’s employment agreement with the Company. As a result of the employment agreement, the Company will recognize compensation and share-based compensation expense consistent with the terms outlined in the agreement beginning in the third quarter of 2006.

In September 2007, the Company entered into a separation agreement with Peter Harris M.D., its former Chief Medical Officer. Pursuant to the separation agreement, Dr. Harris will receive aggregate severance payments of approximately $163,000, which will be made in equal installments through February 28, 2008. The Company also agreed to extend the expiration date of 25,000 vested options, which will allow the exercise of those options through June 13, 2016. As a result of this modification, the Company recognized additional stock-based compensation expense of $65,000 in September, 2007. All unvested options held by Dr. Harris as of September 29, 2007 were forfeited. The remaining balance of the severance accrual is approximately $62,000 as of December 31, 2007 and is included in accrued expenses.

Restructuring

In August 2006, the Company implemented a restructuring plan in which it terminated 10 full-time employees, or approximately 30% of its work force. The purpose of the restructuring was primarily to streamline the clinical development operations in order to improve the effectiveness of efforts to develop the Company’s potential product candidates. In connection with this restructuring, the Company recognized approximately $468,000 of research and development restructuring expenses and approximately $7,000 of

OXiGENE, INC.

Notes to Financial Statements — (Continued)

general and administrative restructuring expenses in the quarter ended September 30, 2006. The restructuring expenses include severance payments and related taxes, which were paid through the end of fiscal 2007. In addition, the agreements with the affected employees include the payment by the Company of certain health and medical benefits during the severance period, which were paid through August 2007. The cost of health and medical benefits were expensed as incurred and totaled approximately $26,000 for the 10 employees affected. As of December 31, 2007, all amounts have been paid.

Basis of Presentation

Amounts related to rent loss accrual were included in accrued other current liabilities during the years ended December 31, 2006 and 2005, but have been reclassified to long-term liabilities to conform to the current year presentation.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) SFAS No. 141 (revised 2007), entitled “Business Combinations”. SFAS 141R will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 141R is effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS 141R to have a material effect on its financial position or results of operations.

In December 2007, the Emerging Issues Task Force (“EITF”) issued EITF 07-1 entitled “Accounting for Collaborative Arrangements”. EITF 07-1 defines collaboration arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. EITF 07-1 is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of EITF 07-1 to have a material effect on its financial position or results of operations.

In June 2007, the Emerging Issues Task Force (“EITF”) issued EITF 07-3 entitled “Accounting for Nonrefundable Advance Payments for Goods or Services Received for Future Research and Development Activities”. This Issue provides guidance on whether nonrefundable advance payments for goods or services that will be used or rendered for research and development activities should be expensed when the advance payment is made or when the research and development activity has been performed. EITF 07-3 is effective for new contracts entered into after January 1, 2008. The Company does not expect the adoption of EITF 07-3 to have a material effect on its financial position or results of operations.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) SFAS No. 159, entitled “Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). This Statement is an amendment to SFAS No. 115, Accounting for certain investment in debt and equity securities. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS 159 to have a material effect on its financial position or results of operations.

In September, 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) SFAS No. 157, entitled “Fair Value Measurements” (SFAS 157). This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS 157 to have a material effect on its financial position or results of operations.

OXiGENE, INC.

Notes to Financial Statements — (Continued)

2.	Related Party Transactions

At December 31, 2005, the Company had approximately $187,000 in an outstanding note receivable from a director, in connection with a stock option award, which was included as a component of stockholders’ equity. In November 2006, the note expired and the related shares were forfeited in settlement of the outstanding note.

3.	Stockholders’ Equity

In March 2005, the Company received gross proceeds of approximately $15,000,000 from the sale of 3,336,117 shares of its common stock and net proceeds of approximately $13,719,000 after the deduction of fees and expenses, pursuant to a shelf registration statement on Form S-3 filed with the Securities and Exchange Commission in October 2003, allowing it to sell up to $50,000,000 of its common stock, debt securities and/or warrants to purchase its securities. This shelf registration statement expired and no further amounts can be drawn.

In December 2005, the Company received gross proceeds of approximately $27,284,000 from the sale of 7,475,000 shares of its common stock and net proceeds of approximately $25,205,000 after the deduction of fees and expenses, pursuant to a shelf registration statement on Form S-3 filed with the Securities and Exchange Commission in September 2005, allowing it to sell up to $75,000,000 of its common stock, debt securities and/or warrants to purchase its securities. The Company had approximately $48,000,000 available on this shelf registration statement as of December 31, 2007.

Stock Incentive Plans

In 1996, the Company established the 1996 Stock Incentive Plan (the “1996 Plan”). Under the 1996 Plan, certain directors, officers and employees of the Company and its subsidiary and consultants and advisors thereto were eligible to be granted options to purchase shares of common stock of the Company. Under the terms of the 1996 Plan, “incentive stock options” (“ISOs”) within the meaning of Section 422 of the Internal Revenue Code, “nonqualified stock options” (“NQSOs”) and stock appreciation rights (“SARs”) could be granted. A maximum of 2,500,000 shares could be awarded as either ISOs, NQSOs and SARs under the 1996 Plan.

In July 2005, the stockholders approved the 2005 Stock Plan at the Company’s Annual Meeting of Stockholders. Under the 2005 Stock Plan eligible employees, directors and consultants of the Company may be granted shares of common stock of the Company, stock-based awards and/or incentive or non-qualified stock options. A maximum of 2,500,000 shares may be awarded under the 2005 Plan. All awards to date vest in equal annual installments over 4 years, and the contractual life is 10 years.

OXiGENE, INC.

Notes to Financial Statements — (Continued)

Options and Warrants

The following is a summary of the Company’s stock option activity under the
1996 and 2005 Plans:

			Weighted
			Average
		Weighted	Remaining	Aggregate
		Average	Contractual	Intrinsic
	Shares	Exercise Price	Life	Value
	(In thousands)		(Years)	(In thousands)

Options outstanding at December 31, 2006	1,632	$6.11	7.28	$877
Granted	708	$4.05	—	—
Exercised	—	$—	—	—
Forfeited	(192)	$4.14	—	—

Options outstanding at December 31, 2007	2,148	$5.61	7.07	$44

Option exercisable at December 31, 2007	1,234	$6.74	5.60	$27

Options vested or expected to vest at December 31, 2007	1,889	$5.77	6.75	$35

The weighted average grant date fair value of options granted during the fiscal years ended December 31, 2007, 2006 and 2005 was $2.40, $2.90, and $4.06, respectively. The total intrinsic value of options exercised during the fiscal years ended December 31, 2007, 2006 and 2005 was approximately $0, $258,000, and $9,000 respectively. As of December 31, 2007, there was approximately $2,008,000 of unrecognized compensation cost related to stock option awards that is expected to be recognized as expense over a weighted average period of 1.8 years. The total fair value of stock options that vested during the fiscal years ended December 31, 2007, 2006 and 2005 was approximately $921,000, $936,000, and $2,191,000, respectively.

Certain stock options were exercised with the presentation of non-recourse promissory notes to the Company. The interest rate on the non-recourse promissory notes was 5.6% with maturity terms of one to three years. If the notes were not paid in accordance with their terms, the shares were forfeited. As of December 31, 2006 no notes were outstanding. In November 2006 the last remaining note expired and the corresponding 20,000 shares of the Company’s common stock were forfeited in settlement of the outstanding note. In 2005, 10,856 shares were forfeited in connection with the expired notes.

Warrants

In June 2003, the Company issued five-year warrants in connection with a private placement with three large institutional investors. As of December 31, 2006, there were 150,000 of such warrants outstanding and exercisable, which expire in June 2008. The weighted average exercise price of the outstanding and exercisable warrants was $12.00 at December 31, 2007.

OXiGENE, INC.

Notes to Financial Statements — (Continued)

Restricted Stock Units

The following table summarizes the activity for unvested stock

Unvested Stock

		Weighted-Average
	Shares	Fair Value
	(In thousands)

Unvested at January 1, 2007	300	$5.18
Granted	330	4.63
Vested	(162)	4.87

Unvested at December 31, 2007	468	$4.73

In the third quarter ended September 30, 2005, directors and officers of the Company were awarded a total of 520,000 shares of restricted common stock pursuant to the Company’s 2005 Stock Plan. These shares have full voting rights and are eligible for dividends should they be declared. The restricted stock agreements contain lapsing repurchase rights under which a portion of the shares granted would be forfeited to the Company should the director or officer no longer serve in his capacity as a director or officer prior to the end of the four-year vesting term. The aggregate fair market value of the awards granted during the third quarter of 2005 was approximately $2,403,000 and is based on the closing market value of the Company’s common stock on the date of grant. On October 3, 2005, the Company cancelled 480,000 of these awards and immediately granted those directors and officers of the Company 480,000 shares of replacement restricted stock under the provisions of the Company’s 2005 Stock Plan, in order to avail the participants the ability to make a tax election under Section 83(b) of the Internal Revenue Code of 1986, as amended. The terms of the replacement awards are similar to those of the original awards. The replacement grant resulted in a new measurement date and additional compensation expense of approximately $293,000, which in addition to the unamortized intrinsic value of the initial grant is amortized beginning in October 2005 over the remaining vesting period of the replacement grant. The Company recognized as an expense related to restricted stock $835,000 and $853,000 in 2007 and 2006, respectively. Fiscal year 2006 compensation expense includes $267,000 related to separation agreements in which the Company agreed to accelerate the vesting of 110,000 shares of restricted stock held by two recipients.

In January 2007, the Company granted 250,000 shares of restricted common stock to its Chief Executive Officer pursuant to his employment agreement. In June 2007, the Company granted an aggregate of 80,000 shares of restricted common stock to two new members of the Board of Directors. The restricted stock awards were valued based on the closing price of the Company’s common stock on their respective grant dates. Compensation expense will be recognized on a straight -line basis over the vesting period of the awards.

The Company recorded expense of approximately $835,000 and $853,000 related to restricted stock awards in the fiscal years ended December 31, 2007 and 2006, respectively. In June 2006, as part of a separation agreement, the Company agreed to the lapsing of restrictions and accelerated the vesting of 80,000 shares held by one recipient. As a result, the Company re-measured the fair value of the shares as of the separation date, which resulted in a charge of approximately $188,000. In December 2006, as part of a separation agreement, the Company agreed to the lapsing of restrictions and accelerated the vesting of 30,000 shares held by one recipient. As a result, the Company re-measured the fair value of the shares as of the separation date, which resulted in a charge of approximately $79,000. As of December 31, 2007, there was approximately $1,691,000 of unrecognized compensation expense related to restricted stock awards that will be recognized as expense over a weighted average period of 2.0 years. During the twelve months ended, December 31, 2007, 162,000 shares of restricted stock vested.

OXiGENE, INC.

Notes to Financial Statements — (Continued)

Common Stock Reserved for Issuance

As of December 31, 2007, the Company has reserved approximately 1,118,000 shares of its common stock for issuance in connection with stock options and warrants.

4.	Income Taxes

At December 31, 2007, the Company had net operating loss carry-forwards of approximately $130,685,000 for U.S. income tax purposes, which will be expiring for U.S. purposes through 2027. Due to the degree of uncertainty related to the ultimate use of these loss carry-forwards, the Company has fully reserved this tax benefit. Additionally, the future utilization of the net operating loss carry-forwards are subject to limitations under the change in stock ownership rules of the Internal Revenue Service.

Components of the Company’s deferred tax asset at December 31, 2007 and 2006 are as follows: (Amounts in thousands)

	2007	2006

Net operating loss carry-forwards	$53,143	$45,360
Stock-based awards	697	306
Research & development credits	1,102	882
Rent loss accrual	136	174
Other	192	63

Total deferred tax asset	55,270	46,785
Valuation allowance	$(55,270)	$(46,785)

Net deferred tax asset	$—	$—

The valuation allowance increased by approximately $8,485,000 and approximately $6,483,000 for the years ended December 31, 2007 and 2006, respectively, due primarily to the increase in net operating loss carry-forwards.

The Financial Accounting Standards Board issued Interpretation No. 48,” Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (“FIN 48”) in June 2006. This statement requires reporting of taxes based on tax positions which meet a more likely than not standard and which are measured at the amount that is more likely than not to be realized. Differences between financial and tax reporting which do not meet this threshold are required to be recorded as unrecognized tax benefits. FIN 48 also provides guidance on the presentation of tax matters and the recognition of potential IRS interest and penalties. The provisions of FIN 48 were adopted by the Company on January 1, 2007. The implementation of FIN 48 did not have a material impact on the Company’s financial position, cash flows or results of operations. At January 1, 2007 and also at December 31, 2007, the Company had no unrecognized tax benefits. The Company’s research and development credit carryforwards may be subject to adjustment in the future. A full valuation allowance has been provided against all of the Company’s deferred tax assets, including the research and development credits, due to the uncertainty of these assets being realized.

5.	Commitments and Contingencies

Leases

The Company relocated its corporate headquarters in September 2003 from Watertown, Massachusetts to Waltham, Massachusetts. In the process, the Company executed a sublease for the space it is committed to in Watertown for a period of time that coincided with its commitment of space in Waltham, approximately five years from the date of the move. In May 2005, the Company executed a modification to its existing lease for

OXiGENE, INC.

Notes to Financial Statements — (Continued)

its Waltham, Massachusetts headquarters. The lease modification expands the amount of space leased and extends the base term to May 2009. The modification resulted in a change in the Company’s estimate of whether it would reoccupy its former headquarters location resulting in a charge of approximately $247,000 in the second quarter of 2005. The amount represents the difference between the amounts owed to the landlord of the Company’s former Watertown headquarters and the amounts due from the Company’s subtenant of that space over the remaining life of the lease.

In June 2006, the Company executed a lease for 3,422 square feet of office space on the 6th floor of its Waltham, Massachusetts location. The lease term expires in May 2009. In September 2005, the Company executed a lease for approximately 600 square feet of office space in the Oxford Science Park, Oxford, UK. The lease is a month to month lease. In March 2007, the Company executed a service agreement with Regus Business Centre for office space in San Bruno, California. This agreement expires on May 31, 2008 with the option to extend upon written notice given 90 days prior to of the termination date.

The following table summarizes the rent expense by location for 2007, 2006 and
2005 (Amounts in thousands)

	2007	2006	2005

Massachusetts	$370	$324	$433
California	48	—	—
Oxford, UK	60	53	13

Total rent	$478	$377	$446

The minimum annual rent commitments for the above leases are as follows: (Amounts in thousands)

	Gross	Receipts From	Net
	Commitments	Sublease	Commitments

2008	$716	$(143)	$573
2009	491	—	491
2010	297	—	297
Thereafter	—	—	—

	$1,504	$(143)	$1,361

License Agreements

In August 1999, the Company entered into an exclusive license for the commercial development, use and sale of products or services covered by certain patent rights owned by Arizona State University. The Company has paid a total of $1,800,000 in connection with the initial terms of the license. The Company capitalized the net present value of the total amount paid, or $1,500,000, and is amortizing this amount over the patent life or 15.5 years. In June 2002, this agreement was amended and provides for additional payments in connection with the license arrangement upon the initiation of certain clinical trials or the completion of certain regulatory approvals, which payments could be accelerated upon the achievement of certain financial milestones, as defined in the agreement. The license agreement also provides for additional payments upon the Company’s election to develop certain additional compounds, as defined in the agreement. As of December 31, 2007, additional accelerated payments that have previously been expensed and paid, due to achievement of certain financial milestones, totaled $700,000, future milestone payments under this agreement could total up to an additional $200,000. These accelerated payments were expensed to research and development as triggered by the achievements defined in the agreement. The Company is also required to pay royalties on future net sales of products associated with these patent rights.

OXiGENE, INC.

Notes to Financial Statements — (Continued)

In March 2007, the Company entered into an exclusive license agreement for the development and commercialization of products covered by certain patent rights owned by Intracel Holdings, Inc., a privately held corporation. The Company paid Intracel $150,000 in March 2007 as an up-front license fee that provides full control over the development and commercialization of licensed compounds/molecular products. The Company expensed the up-front payment to research and development expense. The agreement provides for additional payments by the Company to Intracel based on the achievement of certain clinical milestones and royalties based on the achievement of certain sales milestones. The Company has the right to sublicense all or portions of its licensed patent rights under this agreement.

Litigation

From time to time, the Company may be a party to actions and claims arising from the normal course of its business. The Company will vigorously defend actions and claims against it. To the best of the Company’s knowledge, there are no material suits or claims pending or threatened against the Company.

6.	Retirement Savings Plan

The Company sponsors a savings plan available to all domestic employees, which qualifies under Section 401(k) of the Internal Revenue Code. Employees may contribute to the plan from 1% to 20% of their pre-tax salary subject to statutory limitations. At the present time, the Company does not provide matching contributions to the plan.

7.	Subsequent Events

The Company, on February 19, 2008, entered into a Committed Equity Financing Facility ( “CEEF”) with Kingsbridge Capital Limited, pursuant to which Kingsbridge committed to purchase , subject to certain conditions, up to $40 million of the Company’s common stock over a three year period. As part of the CEFF, the Company entered into a Common stock purchase agreement and registration rights agreement with Kingsbridge, and issued a warrant to Kingsbridge to purchase up to 250,000 shares of OXiGENE’s common stock at an exercise price of $2.74 per share which represents a 25% premium over the average of the closing prices of OXiGENE’s common stock during the 5 trading days preceing the signing of the Common Stock Purchase Agreement. The Warrant is fully exercisable beginning six months after February 19, 2008 and for a period of five years thereafter, subject to certain conditions.

8.	Quarterly Results of Operations (Unaudited)

The following is a summary of the quarterly results of operations for the years ended December 31, 2007 and 2006: (Amounts in thousands)

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2007	2007	2007	2007

License revenue	$—	$7	$—	$5
Net loss	(3,948)	(5,369)	(5,275)	(5,797)
Basic and diluted net loss per share	$(0.14)	$(0.19)	$(0.19)	$(0.21)

	March 31,	June 30,	September 30	December 31,
	2006	2006	2006	2006

License revenue	$—	$—	$—	$—
Net loss	(3,336)	(4,995)	(3,730)	(3,396)
Basic and diluted net loss per share	$(0.12)	$(0.18)	$(0.14)	$(0.12)